

ASCEND WELLNESS HOLDINGS, INC.

2024 Annual Report

CSE: AAWH-U | OTCQX: AAWH

awholdings.com/investors



TABLE
OF CONTENTS

CSE: AAWH-U | OTCQX: AAWH

CAUTIONARY STATEMENTS



This report includes forward-looking information and statements (together, "forward-looking statements"), which may include, but are not limited to, the plans, intentions, expectations, estimates, and beliefs of Ascend Wellness Holdings, Inc. ("AWH", "Ascend", "Ascend Wellness Holdings" or the "Company"). Words such as "expects", "plans", "continue", "will", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. Without limiting the generality of the preceding statement, all statements in this report relating to the cost savings and transformation initiatives, estimated and projected revenue, expectations regarding production capacity, anticipated capital expenditures, expansion, profit, product demand, margins, costs, cash flows, sources of capital, growth rates, potential acquisitions, closing dates for transactions, regulatory approvals, future facility openings, and future financial and operating results are forward-looking statements. We caution investors that any such forward-looking statements are based on the Company's current projections, run rates, or expectations about future events and financial trends, the receipt of all required regulatory approvals, and on certain assumptions and analysis made by the Company in light of the experience of the Company and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. Forward-looking statements involve and are subject to assumptions and known and unknown risks, uncertainties, and other factors which may cause actual events, results, performance, or achievements of the Company to be materially different from future events, results, performance, and achievements expressed or implied by forward-looking statements herein. Such factors include, among other, the risks and uncertainties identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 ("Form 10-K") provided herewith, and in the Company's other reports and filings with the applicable Canadian securities administrators on its profile on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission ("SEC") on its profile on EDGAR at www.sec.gov. Although the Company believes that any forward-looking statements herein are reasonable, in light of the use of assumptions and the significant risks and uncertainties inherent in such statements, there can be no assurance that any such forward-looking statements will prove to be accurate, and accordingly readers are advised to rely on their own evaluation of such risks and uncertainties and should not place undue reliance upon such forward-looking statements. Any forward-looking statements herein are made as of the date hereof, and except as required by applicable laws, the Company assumes no obligation and disclaims any intention to update or revise any forward-looking statements herein or to update the reasons that actual events or results could or do differ from those projected in any forward-looking statements herein, whether as a result of new information, future events or results, or otherwise, except as required by applicable laws. No securities regulator nor the Canadian Securities Exchange has reviewed, approved or disapproved the content of this report.

To the extent any forward-looking statement in this report constitutes "future-oriented financial information" or "financial outlooks" within the meaning of applicable securities laws, such information is being provided for the purpose of providing information about management's current expectations and goals relating to the future of the Company and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements, generally are, without limitation, based on the assumptions and subject to the risks set out above, among others. The Company's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Company's financial position may differ materially from what is provided in this report. Such information is presented for illustrative purposes only and may not be an indication of the Company's actual financial position or results of operations. Any financial outlook or future-oriented financial information has been approved by management of the Company as of the date hereof, and the Company disclaims any obligation to update such outlooks or information, except as required by applicable securities laws.

Certain information in this report, including industry information and estimates, is obtained from third-party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third-party sources unless otherwise stated.

CSE: AAWH-U | OTCQX: AAWH



LETTER TO
SHAREHOLDERS

Dear Shareholders,

2024 marked a transformative year for Ascend Wellness Holdings as our team worked to achieve a number of critical milestones that have positioned our business for long-term success. Achievements during the year included the successful launch of adult-use sales in Ohio, the addition of three new stores in Pennsylvania and two partners in Illinois, and the completion of our $235 million senior secured notes financing, which have a five-year maturity and are due in 2029. Net revenue for the year was $562 million, marking an 8.3% year-over-year growth, while Adjusted EBITDA[1] rose by 9.4%, reaching $116 million. Additionally, we generated $73.3 million Cash from Operations in the full year, representing the second full year the Company generated Cash from Operations, and we ended the year with $88.3 million in cash and cash equivalents.

We remain strong believers in the U.S. cannabis industry which is projected to have reached nearly $38.5 billion in 2024[2] and is expected to continue to grow at an over 11% compound annual growth rate between 2025 and 2030[3]. Additionally, as legal cannabis has become more mainstream, with about 75% of Americans living in states that have legalized medical or adult-use programs, it has been found that daily cannabis consumption has officially begun to outpace daily alcohol use[2].

Despite the numerous positive indicators, it is important to acknowledge the ongoing regulatory uncertainty that has impacted equity values, trading, ownership, and custody for public companies. Combined with rising competition and increasing pricing pressures, these factors have created a challenging operating environment for both AWH and the broader industry.

On the regulatory front, it is evident that the aforementioned lack of meaningful progress at the federal level has hindered the growth of the legal cannabis market. Among other things, this has limited access to capital, slowed its evolution, and resulted in a number of under-funded operators who we believe that, in an effort to stay afloat, have made irrational decisions that ultimately harm the industry. Nevertheless, the U.S. Department of Health and Human Services took a historic step, recommending that cannabis be rescheduled from Schedule 1 on the Controlled Substance Act to Schedule 3.

While the pace of rescheduling has been much slower than desired, the pathway toward reform continues to take shape. Although there have not been any material statements by the new Trump administration, it is encouraging that President Trump indicated his support for additional research to unlock the medical uses of marijuana to a Schedule 3 drug, and work with Congress to pass common sense laws, including safe banking for state authorized companies, and supporting states' rights to pass marijuana laws[4]. Additionally, the Boies Schiller Flexner case brought forth by a number of cannabis operators is making progress after the First Circuit Appellate Court heard arguments in December 2024 – six months ahead of schedule. As strong supporters, we are eager to see how this case unfolds and hope for a logical resolution, one that could have meaningful implications for operators, especially regarding historical tax obligations.

CSE: AAWH-U | OTCQX: AAWH

Recognizing the need for a strategic shift in the Company's direction, our Board of Directors, who collectively hold approximately 21% of Ascend's shares, appointed a new management team to address these industry challenges and drive the company toward enhanced profitability and cash flow, with a focus on generating high-quality revenue. Since taking leadership in August 2024, the new team has implemented key business initiatives, realigned our organizational structure, and made strategic investments to strengthen our position in the industry. We acted swiftly, already substantially completing the approximately $30 million in annualized cost savings identified by the team.

Our strong pipeline of retail opportunities has positioned us to expand our store footprint by nearly 50% through the addition of 20 new locations in the mid-term. We have already secured 10 of these sites which are anticipated to open in the second half of 2025, including three locations in Ohio, one in Pennsylvania, two partner locations in New Jersey, and four additional partner stores in Illinois. This expected growth reinforces a commitment to increasing our presence in our core markets, creating increased operating scale, and maximizing the utilization of our fixed-cost cultivation assets. Premier retail, located in high-density population centers, will play a significant role in where customers choose to shop, and we are proud to have some of the best locations in each of our states.

While we are encouraged by our early progress, it is evident that we had become too inwardly focused on corporate priorities and had lost sight of the heart of our retail and Consumer Packaged Goods businesses — the customer. Addressing this is our team's immediate priority. To succeed, we must place our customers' needs and preferences at the core of every decision. Every decision, every strategy, every product, starts with one question: "How does this serve our customers?" Putting the customer first is not a slogan — it is our edge. We have already begun taking actions to enhance our retail experience and we are refreshing our brands to help reinvigorate our topline.

Realigned Focus

After completing a comprehensive review of our business, we recognized that enhancing the core elements that drive customer satisfaction, retention, and growth is not only critical for our long-term success and sustained impact in the market — it is fundamental to preserving the guiding principles upon which our company was founded. Through a clear set of strategic initiatives that we have taken, as outlined below, we are focused on successfully advancing our key priorities over the course of 2025: *profitability, sustainability, and densification*.

Product Innovation

Our dedication to continuous innovation was clearly demonstrated with the recent debut of Effin' – a brand of expertly formulated edibles designed to deliver targeted effects using minor cannabinoids. Effin' has quickly become the top-selling edible brand across our retail network where it is available, prompting us to expand the product line in early 2025. We are also on track to roll out 350 refreshed SKUs across all product categories in 6 markets during Q1 2025, ensuring Ascend-branded products are available to our customers in any product form that they consume. We are excited to launch a new line of premium-infused pre-rolls, which will be available in all major markets in 2025. Expansion of our product offerings will help us meet the evolving demands of our customers, ensuring that we continue to provide high-quality, innovative products.

CSE: AAWH-U | OTCQX: AAWH

Customer Experience & Engagement

We have made strategic investments in both our retail and digital experiences to elevate the overall customer journey. In our stores, we are working to optimize our interactive kiosks and online menus to enhance the customer experience by making it easier for them to find what they want and need. Our e-commerce platform is also undergoing a complete transformation and will create a more personalized and seamless online shopping experience. Powered by AI-driven recommendations and an integrated loyalty program, customers will be provided with a curated, intuitive experience that drives engagement and loyalty. We are excited to roll our new e-commerce platform out to our customers in all markets by the summer of 2025.

Brand Development & Wholesale Growth

The Ascend brand portfolio is gaining significant momentum in our core markets. Simply Herb, our flower brand, continues to lead as the top-selling brand in Massachusetts and Ozone, our wide-ranging offering, has risen to the number one position in units sold in New Jersey, and the number two spot in Illinois, according to Headset. To ensure our products reach customers, we've developed an outstanding and comprehensive distribution network that covers over 90% door-share in each of our top two wholesale markets.

In the fourth quarter, our cultivation team set new records, achieving the highest average grams per square foot, potency, and pounds harvested in company history. These milestones fueled growth in both our retail and wholesale channels, meeting rising demand. To further enhance productivity and reduce costs, we are investing in automation, starting with our Athol, MA facility. New equipment and processes across multiple production lines are expected to drive labor savings, improve efficiency, and elevate product quality, with a broader rollout planned over the course of the year.

Over the upcoming year, we will continue to prioritize our customer-centric approach and invest in elevating both our retail experience and our product offerings. Our goal is to continuously refine our ability to deliver the right product, at the right price, with the exceptional experience our customers expect.

Strengthened Balance Sheet

We made significant progress in delivering on our cost-saving initiatives and, by the end of 2024, substantially achieved our planned annualized savings target of approximately $30 million. This improvement helped us to close out the year with strong, above-forecast gains in both profitability and cash generation. We generated $73.3 million Cash from Operations for the full year in addition to $50.8 million in Free Cash Flow[5]. Our consistent cash generation has been driven by improved working capital management, disciplined cost controls, and enhanced inventory management. We ended the year with $88.3 million in cash and cash equivalents, providing us with strong liquidity to pursue our strategic goals.

While the industry is not yet out of the woods, we have installed an important new mindset and culture around cost controls across our organization. This is a key priority moving forward as we strengthen our margin profile through greater operational efficiencies, rigorous cost management, and product rationalization. The 450-basis point increase in Adjusted EBITDA Margin[1] for the fourth quarter of 2024, compared with the third quarter, is an encouraging indicator of our continued commitment to enhancing margins and narrowing the gap with our MSO peers.



Stock Buyback

Our confidence in the strength of our business is unwavering. We firmly believe that our shares are currently undervalued, and we are taking decisive steps to return value to shareholders. In the fourth quarter, we repurchased 11 million shares of Class A common stock, representing over 5% of shares outstanding. Additionally, we launched a share buyback program with a target of repurchasing up to $2.25 million in stock, which began in January 2025. These actions underscore our steadfast commitment to driving shareholder value.

Looking Ahead

As we make our way through the first half of 2025, we remain focused on executing our core strategy, with a clear focus on driving profitability, maintaining a sustainable balance sheet, and expanding our strategic retail footprint. Our ability to generate sustainable cash flow and maintain long-term cost controls helps positions us to weather this challenging environment.

The cannabis industry is still evolving and has a significant regulatory overhang, making it inherently challenging and volatile, and there are more difficulties undoubtedly on the horizon. We expect competition and pricing pressures to continue to persist in 2025. However, we are confident that our platform is better positioned to navigate these obstacles. Our commitment to operational excellence, product innovation, and a customer-first mindset will continue to guide the decisions we make, and it will set us apart as the industry evolves.

In the present landscape, we believe it is more important than ever to uphold our commitment to driving meaningful change within the cannabis industry. Through our Co-Lab for Social Equity initiative, we remain dedicated to advancing restorative justice, economic empowerment, and community reinvestment. With 23 expungement clinics completed and more to come, we are focused on continued collaboration and providing the support needed to build a stronger, more equitable cannabis industry. Additionally, we continue to invest in and work closely with our social equity partners to support the success of their retail businesses and grow together.

Thanks & Gratitude

In closing, we want to extend our deepest gratitude to those who have been integral to our success.

To our lenders, partners, and investors, we deeply appreciate your ongoing support and confidence in the success of our company. Your belief in our vision and commitment has been a cornerstone of our progress.

To our customers and patients, delivering the products, brands, and services you trust from Ascend remains our top priority. We are truly grateful for your loyalty and continued support.

Finally, we would like to thank our fiercely dedicated team. Your tireless efforts, unwavering loyalty, and relentless commitment have been the driving force behind the growth of our platform and the meaningful impact we have made in the industry. We are deeply thankful for each of your contributions, which continue to shape both our journey and bright future.

The opportunities ahead are clear, and we are eager to capitalize on them as we execute our strategic goals in 2025 and beyond.

Sincerely,



Abner Kurtin
Co-Founder and
Executive Chairman

Samuel Brill
Chief Executive Officer
and Director





[1] Adjusted EBITDA and Adjusted EBITDA Margin are each a non-GAAP financial measure. Please see the "Non-GAAP Financial Measures" in Item 7 of the Annual report on Form 10-K.

[2] Alternative Press, "Daily marijuana use outpaces daily drinking in the US, a new study says." May 22, 2024.

[3] Grandview Research, "U.S. Cannabis Market Size, Share & Trends Analysis Report by Source (Hemp, Marijuana), By Derivatives (CBD, THC), By Cultivation (Indoor Cultivation, Outdoor Cultivation) By End-use (Medical Use, Recreational Use), And Segment Forecasts, 2025 - 2030."

[4] Forbes, "Trump Backs Federal Marijuana Rescheduling and Cannabis Banking Bill." Sept 9, 2024

[5] Free Cash Flow is a non-GAAP financial measure defined as Cash from Operations of $73.3 million net of additions to capital assets of $22.5 million for the full year 2024.

CSE: AAWH-U | OTCQX: AAWH



ASCEND **W**ELLNESS **H**OLDINGS

A leading vertically integrated cannabis operator with licenses and assets operations across Illinois, Michigan, Ohio, Massachusetts, New Jersey, and Pennsylvania. AWH owns and operates state-of-the-art cultivation facilities, growing award-winning strains, and producing a curated selection of products for retail and wholesale customers.

255K
square feet of canopy

7
cultivation & production facilities

$562M
annual net revenue

40
operating retail dispensaries

$372M
annualized retail revenue

$88M
cash & equivalents



Medical

Adult-Use

*Data as of 12/31/2024

ILLINOIS
12 retail dispensaries[1]
4 partner retail dispensaries planned[1,2]
1 cultivation / processing – 108k sq ft canopy[3]

MASSACHUSETTS
3 retail dispensaries
2 cultivation / processing – 67k sq ft canopy[3]

MARYLAND
4 retail dispensaries

MICHIGAN
8 retail dispensaries
1 cultivation / processing –30k sq ft canopy[3]

NEW JERSEY
3 retail dispensaries
2 partner retail dispensary planned[1,2]
1 cultivation / processing – 42k sq ft canopy[3]

OHIO
5 retail dispensaries[4]
3 10-b retail licenses[2]
1 cultivation / processing – 2k sq ft canopy[3]

PENNSYLVANIA
5 retail dispensaries (medical), 1 under construction[2,5]
1 cultivation / processing – 6k sq ft canopy[3]

[1] Includes partnership transactions in Illinois and New Jersey, which are not yet closed and subject to regulatory approval.
[2] See discussion of forward-looking statements.
[3] Canopy includes total canopy (vegetation, flower, and propagation).
[4] Includes pending acquisition of Ohio Patient Access LLC.
[5] License is owned by AWH, but the site is not yet operational and/or under construction.

8

CSE: AAWH-U | OTCQX: AAWH



CORE VALUE
DRIVERS



STRONG BALANCE SHEET
with robust cash position and refinanced term loan.

BUSINESS UPSIDE IN CORE MARKETS
supported by robust infrastructure to drive efficiencies and enhance margins.

DISCIPLINED CAPITAL ALLOCATION
primarily deploying capital in high ROI*, limited license markets.



STRATEGICALLY POSITIONED
to capitalize on favorable regulatory catalysts.

ATTRACTIVE VALUATION OPPORTUNITY
trading at a discount relative to other regulated industries.



* Return on Investment

CSE: AAWH-U | OTCQX: AAWH



DIVERSE
BRAND PORTFOLIO

National portfolio of branded products with offerings across the value spectrum

$		No frills brand offering high value flower and pre-rolls for everyday Available in IL, MA, NJ, OH, PA	
$$	 #1 brand in MA[1]	Showing that a good time doesn't have to come at a high price with a quality offering of flower, pre-rolls, and vapes Available in IL, MA, MI, NJ, OH, PA	
$$$		Expertly formulated edibles blending THC and minor cannabinoids like THCV, CBN, CBG, and CBD Available in IL, MA, NJ	
$$$$	 #1 in units & #3 in brand in NJ[1]	Effortlessly cool and accessible for your everyday cannabis wants – flower, pre-rolls, concentrates, vapes, and gummies Available in IL, MA, MI, NJ, OH, PA	
$$$$$		Meticulously cured, super-premium flower housed in thoughtfully curated, art wrapped jars Available in IL, MA	
PARTNER BRANDS	       		

[1] As of December 31, 2024, Simply Herb was ranked the number one selling brand in Massachusetts, and Ozone ranked the number one selling brand in units and third top-selling brand overall in New Jersey, according to BDSA.

CSE: AAWH-U | OTCQX: AAWH



FINANCIAL OVERVIEW

Cost savings initiatives nearly complete, with long-term controls in place to drive sustained profitability

ANNUAL NET REVENUE
($ millions)



116% CAGR[1]

2019	2020	2021	2022	2023	2024
$12	$144	$332	$406	$519	$562

ANNUAL ADJUSTED EBITDA[2]
($ millions)



2019	2020	2021	2022	2023	2024
-0	$31	$79	$93	$107	$116

Realigned focus with a greater emphasis on profit and cash generation:

PROFITABILITY[3]
Leverage strong asset footprint to generate industry level margins

SUSTAINABILITY
Cost savings and transformation initiatives expected to reduce operating expenses by ~$30 million in 2025[4], while increasing labor efficiencies and production improvements

DENSIFICATION
Plans to further densify and drive vertical sales via partnership strategy and a robust distribution network

[1]Compounded Annual Growth Rate assuming 5 periods.
[2]Measure is a non-GAAP financial measure. Please see the section titled "Non-GAAP Financial Measures" in Item 7 of the Form 10-K.
[3]This is a forward-looking statement. Changes to this estimate may result from the timing of certain initiatives and business decisions. Please refer to the Cautionary Statements on page 3 for more details.
[4]Cost-savings measured on an annualized basis.

CSE: AAWH-U | OTCQX: AAWH

BOLSTERED BALANCE SHEET

Two consecutive fiscal years of generating positive cash flow from operations

	AS OF 12/31/24
Cash & Equivalents	$88M
Fully Diluted Shares - Outstanding Basic & Diluted[1]	$218M
Total Debt, net[2]	$308M
Net Debt[3]	$220M
Enterprise Value[4]	$303M

[1]Includes 205.0M Class A common shares, 65k Class B common shares, and 5.9M of unvested Restricted Stock Units and/or Restricted Stock Awards. There are also 3.3M warrants outstanding, none of which were in the money at quarter-end: 1.3M have an exercise price of $4.00/sh; 1.8M have an exercise price of $3.10/sh; and 0.2M have an exercise price of $2.64/sh. A total of 3.3M options are outstanding at quarter-end, of which 2.7M are exercisable and none of which were in the money. Dilution was calculated using the treasury stock method and a 12/31/24 share price of US$0.38 on the CSE.
[2]Total Debt, net is a non-GAAP financial measure that we calculate as total debt of ~$329M net of ~$21M of unamortized deferred financing costs.
[3]Net Debt is a non-GAAP measure that we calculate as Total Debt, net less Cash & Equivalents.
[4]Market cap equals $83M or 217.6 million FDSO times 12/31/24 share price of US$0.38 on the CSE. Enterprise value is calculated by adding net debt of $220M to this market value.

◆ **Achieved t**wo consecutive years of generating positive cash from operations

◆ **Driving** improvements in net working capital and flow-through benefits through higher margins and various cost saving initiatives

◆ **Prudent inventory management** across retail and wholesale channels, along with significantly improved resource allocation

◆ **Repurchased** 11M shares of Class A common stock, representing 5% of outstanding shares

◆ **Announced the commencement of a share buyback program** to repurchase for cancellation up to $2.25 million in stock, which began in January 2025. As of March 10, 2025, AWH has purchased an additional 620K shares through this program.



EXPANDING
FOOTPRINT

Targeting an approximate 50% increase to retail network in the mid-term as part of densification strategy

DISPENSARY DENSIFICATION TARGET*



Robust pipeline of retail opportunities, with several expected to materialize in the second half of 2025:

- **4** in **Illinois** (Partnership)
- **2** in **New Jersey** (Partnership)
- **3 i**n **Ohio** (10-B licenses)
- **1 i**n **Pennsylvania** (CR license)

*Includes partnerships

CSE: AAWH-U | OTCQX: AAWH



STRONG
LEADERSHIP & OVERSIGHT

Revitalized management team and board of directors, bringing a wealth of cross-functional experience and a broad spectrum of diverse perspectives

MANAGEMENT TEAM

 **Samuel Brill**
Chief Executive Officer & Board Director

 **Roman Nemchenko**
Chief Financial Officer

 **David Gacom**
Chief Commercial Officer

 **Frank Perullo**
Co-Founder, President & Board Director

 **Michael McLaughlin**
Chief Operations Officer

 **Anita Wilson Wellen**
Executive Vice President of Human Resources

BOARD OF DIRECTORS

 **Abner Kurtin**
Executive Chairman of the Board & Founder

 **Julie Francis**
Independent Board Director*

 **Josh Gold**
Independent Board Director; General Partner of Inverness LLC & General Partner of Blue Flag Partners LLC*

 **John Hartmann**
Board Director*

 **Scott Swid**
Independent Board Director; General Partner & Managing Owner of Monaco Sports Group and General Partner & Managing Member of SLS Management*

*As of March 21, 2025

CSE: AAWH-U | OTCQX: AAWH



ENVIRONMENTAL
SOCIAL
GOVERNANCE

AWH's core principles are built around Environmental, Social, and Governance (ESG) initiatives. The Company is deeply committed to fostering an inclusive, sustainable business with top-tier governance, all rooted in a commitment to Social Justice.



ENVIRONMENTAL

Packaging
- Employs packaging made from ~63% recycled or biodegradable materials.

Water-Use Practices
- Optimizes water use with precision drip irrigation and control systems.

Energy Practices
- Minimizes electricity use for temperature control with advanced systems and LED lighting upgrades.

Waste Management
- Reduces waste through processes like shredding green waste.

DIVERSITY & INCLUSION

AWH is committed toward advancing its diversity goals and equity and inclusion initiatives, with a strong emphasis on providing equal opportunities for all employees and applicants.

27%
of leadership positions held by racial minorities[1,2]

28%
of all positions held by racial minorities[2]

41%
of leadership positions held by women[1,2]

41%
of all positions held by women[2]



[1] Leadership positions are defined as Supervisor and above.
[2] 2024 metrics exclude employees that did not provide a response.

CSE: AAWH-U | OTCQX: AAWH

CHAMPIONING COLLABORATION



Committed to a shared future, marked by collective growth, healing, and prosperity.

OUR MISSION
To foster a stronger, more equitable cannabis industry by collaborating and addressing the social disparities from the war on drugs.

22
expungement clinics hosted to date across six states

+$300K
donated to local grassroots organizations

25
social equity licensees mentored



RESTORATIVE JUSTICE
- Expungement clinics and resource fairs reaching +2.7K community members during 2024
- Community-based services offered, such as meal donations, mental health resources, and veterans services
- $2.3M donated to the Last Prisoner Project in the past five years

ECONOMIC EMPOWERMENT
- Providing job opportunities to formerly incarcerated individuals via local partnerships
- Established mentorship programs in Illinois and New Jersey
- Conducted 10 tours of AWH's cultivation facilities for Social Equity (SE) applicants and supported 75 entrepreneurs through the Minority Cannabis Academy

COMMUNITY REINVESTMENT
- Partnering with community organizations to conduct food drives and basic need giveaways
- Continued community education initiatives on the cannabis industry
- Engagement with local colleges/ universities on industry career opportunities

CSE: AAWH-U | OTCQX: AAWH



SHAREHOLDER INFORMATION

VIRTUAL ANNUAL GENERAL MEETING

Wednesday, April 30, 2025, at 11:00 a.m. Eastern Time

Link : https://web.lumiconnect.com/295193841
Password: ascend2025

Access details will be included in the Proxy Materials, which will be sent to registered shareholders of record as of March 10, 2025.

Registered shareholders have the option to receive their Proxy Materials electronically by signing up for e-delivery at https://www.odysseycontact.com/.

TRANSFER AGENT

For shareholder services, please contact Odyssey Trust Company: 1-888-290-1175 / www.odysseytrust.com

INVESTOR RELATIONS

For investor information, including press releases, regulatory filings, and other financial documents, visit www.investors.awholdings.com or contact Investor Relations at IR@AWHoldings.com

WHISTLEBLOWER HOTLINE

To access AWH's confidential, anonymous, and secure public whistleblower hotline, visit www.awholdings.ethicspoint.com

GOVERNANCE POLICIES

For AWH's key governance policies, as well as the Board of Directors Committee Composition, visit www.awholdings.com/awh-corporate/board-of-directors

A copy of AWH's Annual Report on Form 10-K for the year ended December 31, 2024, including the financial statements and schedules thereto, filed with the SEC, is available without charge to shareholders. Address written requests to: Corporate Secretary at Ascend Wellness Holdings, Inc., 44 Whippany Rd., Suite 101, Morristown, NJ 07960

CSE: AAWH-U | OTCQX: AAWH

SUSTAINABLE ACCOUNTING STANDARDS BOARD (SASB)

For a third consecutive year, AWH is disclosing metrics related to the Sustainable Accounting Standards Board (SASB). The Company has opted to align its disclosures with the Alcoholic Beverages Industry, as it shares similarities with the cannabis sector in areas such as supply chain, production, distribution, and consumption. Though it is not an exact match, AWH is committed to setting the standard for best-in-class transparency and disclosure.

TOPIC	ACCOUNTING METRIC	RESPONSE
RESPONSIBLE DRINKING* & MARKETING	Percentage of total advertising impressions made on individuals at or above the legal drinking* age	100% of AWH's marketing is targeted to those above the age of 21 (the legal consumption age in the majority of our markets) All of the Company's websites include an age gate for all digital experiences, and the company only uses vendors for digital advertising and video content that have 21 and higher compliance standards. Every Instagram post and bio across all accounts include a 21+ disclaimer. All events have an audience at least 70% 21+ and higher, per applicable state requirements. The Company estimates that 95% of out-of-home advertising reaches those 21 and older. The advertising partner has built in standards for ensuring that ads do not target individuals under the age of 21, do not cross state lines and do not target locations that are restricted or over-index for minors. The partner also maintains a database of all restricted devices, consumers and locations and has blocked the bidding/buying of inventory/devices that do not comply with the local cannabis regulations for each campaign.
	Number of incidents of non-compliance with industry or regulatory labeling and/or marketing codes	Damages of $0; no material[1] issues of non-compliance related to regulatory labeling and/or marketing codes
	Total amount of monetary losses as a result of legal proceedings associated with marketing and/or labeling practices	$0
	Description of efforts to promote responsible consumption of alcohol*	Marketing is only targeted to people ages 21 and up. Product packaging includes child tampering security methods. All new brands and campaigns are reviewed and do not include characters, cartoons or other attributes deemed appealing to children. Any likenesses or models used in our marketing are 21+ and we strive for an 'eye test' of 25+. Marketing messaging promotes responsible consumption of cannabis.
ACTIVITY METRICS	Volume of products sold	Approximately 187,000 pounds sold gross wholesale in 2024
	Number of production facilities	6 cultivation facilities with 255,000 sq. ft of flower and vegetation canopy as of 12/31/24

*Modified and interpreted to indicate the consumption of cannabis, not alcohol
[1] Material defined as representing fines over $2,500

CSE: AAWH-U | OTCQX: AAWH



ASCEND WELLNESS HOLDINGS, INC.

CSE: AAWH.U | OTCQX: AAWH

investors.awholdings.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______ to______

Commission File Number: 333-254800

ASCEND WELLNESS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**83-0602006**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

44 Whippany Rd.
Suite 101
Morristown, NJ 07960
(Address of principal executive offices)

(646) 661-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's Class A common stock on June 28, 2024 as reported on the Canadian Stock Exchange on that date: $160,107,177

As of March 11, 2025, there were 204,561,879 shares of the registrant's Class A common stock, par value $0.001, and 65,000 shares of the registrant's Class B common stock, par value $0.001, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's Definitive Proxy Statement relating to the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

ASCEND WELLNESS HOLDINGS, INC

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for Ascend Wellness Holdings, Inc. and its subsidiaries (collectively referred to as "AWH," "Ascend," "we," "us," "our," or the "Company") contains both historical and forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and forward-looking information, within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), that involve risks and uncertainties. We make forward-looking statements related to future expectations, estimates, and projections that are uncertain and often contain words such as, but not limited to, "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "likely," "may," "outlook," "plan," "predict," "should," "target," or other similar words or phrases. Such forward-looking statements are made as of the date of this Form 10-K.

Forward-looking statements in this Form 10-K include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; potential and pending acquisitions; information with respect to future growth and growth strategies; build out and expansion projects; anticipated trends in the industry in with the Company operates; the Company's future financing plans; timelines; currency fluctuations; government regulation; inflationary pressure; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage; availability and expectations regarding of cash flow to fund capital requirements; the Buyback Program (as defined herein); the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans; and other events or conditions that may occur in the future.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and assumptions that are difficult to predict. Factors that might cause such differences include, but are not limited to, those discussed in Part I of this Form 10-K under Item 1A., "Risk Factors," and we urge readers to consider these risks and uncertainties in evaluating our forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning receipt and/or maintenance of required licenses and success of our operations, are based on estimates prepared by us using data from publicly available governmental sources as well as from industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made and are based on information currently available and on the then-current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time that they were provided or made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The forward-looking statements contained in this Form 10-K are expressly qualified in their entirety by this cautionary statement.

PART I

ITEM 1. BUSINESS

Background

Ascend Wellness Holdings, Inc. ("AWH," "Ascend," "we," "us," "our," or the "Company") is a vertically integrated multi-state cannabis operator focused on operating in adult-use or near-term adult-use states in primarily limited license markets. Ascend's core business is the cultivation, manufacturing, and distribution of cannabis consumer packaged goods, which are sold through company-owned retail stores and to third-party licensed retail cannabis stores. The Company is a reporting issuer in the United States and in each of the provinces and territories of Canada. The Company's shares of Class A common stock are listed in Canada on the Canadian Securities Exchange ("CSE") under the symbol "AAWH.U" and in the United States on the OTCQX Best Market (the "OTCQX") under the symbol "AAWH." Ascend is an emerging growth company under federal securities laws and as such Ascend is able to elect to follow scaled disclosure requirements for this filing.

The Company was founded in 2018 with initial operations in Illinois and has since expanded its operational footprint, primarily through acquisitions, and now has operations or financial interests in seven U.S. geographic markets: Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. During 2024, the Company opened 4 dispensaries and began providing support to 2 partner locations. As of December 31, 2024, Ascend had 39 open dispensaries, which includes 2 partner locations. Of this total, 34 of our dispensaries are in states that have passed legislation permitting recreational cannabis and 11 are branded as outlet stores. Subsequent to December 31, 2024, the Company re-opened its dispensary in Detroit, Michigan, for a total of 40 dispensaries as of March 1, 2025, including 2 partner locations. The Company has fully-financed expansion plans to achieve a total target of 60 total retail locations, including partner locations. The Company is pursuing opportunities to partner with additional social equity license holders to expand the Company's presence in various states. Ascend operates cultivation facilities in six states with approximately 255,000 square feet of total canopy.

Ascend believes in bettering lives through cannabis. The Company's mission is to improve the lives of its employees, patients, customers and the communities they serve through the use of the cannabis plant. As of March 1, 2025, AWH employed approximately 2,300 people across the cultivation, processing, retail, and corporate functions.

The following organizational chart describes our organizational structure as of December 31, 2024. See Exhibit 21.1 to this filing for a list of AWH's subsidiaries. All lines represent 100% ownership of outstanding securities of the applicable subsidiary unless otherwise noted. In part, the complexity of the organization structure is due to state licensing requirements that mandate that the Company maintain the corporate identity of the operating license holders.



Legend for state of incorporation:



The Company's headquarters are located at 44 Whippany Road, Suite 101, Morristown, NJ 07960.

History of the Company

Founding and Incorporation

The Company was originally formed on May 15, 2018 as Ascend Group Partners, LLC, and changed its name to "Ascend Wellness Holdings, LLC" on September 10, 2018. On April 22, 2021, Ascend Wellness Holdings, LLC converted into a Delaware corporation and changed its name to "Ascend Wellness Holdings, Inc." and effected a 2-for-1 reverse stock split (the "Reverse Split"), which is retrospectively presented for periods to that date that may be referenced in this filing and is referred to as the "Conversion." As a result of the Conversion, the members of Ascend Wellness Holdings, LLC became holders of shares of stock of Ascend Wellness Holdings, Inc.

Following the Conversion, the Company has authorized 750,000,000 shares of Class A common stock with a par value of $0.001 per share, 100,000 shares of Class B common stock with a par value of $0.001 per share, and 10,000,000 shares of preferred stock with a par value of $0.001 per share. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 1,000 votes per share and is convertible at any time into one share of Class A common stock at the option of the holder.

Initial Public Offering

On May 4, 2021, the Company completed an Initial Public Offering ("IPO") of its Class A common stock, in which it issued and sold 10.0 million shares of Class A common stock at a price of $8.00 per share. On May 7, 2021, the underwriters exercised their over-allotment option in full and we issued and sold an additional 1.5 million shares of Class A common stock. AWH received total net proceeds of approximately $86.1 million after deducting underwriting discounts and commissions and certain other direct offering expenses paid by the Company. In connection with the IPO, the historical common units and preferred units then-outstanding automatically converted into a total of 113.3 million shares of Class A common stock and 65 thousand historical common units were allocated as shares of Class B common stock. Additionally, 3.4 million shares of Class A common stock were issued for a beneficial conversion feature associated with the conversion of certain historical preferred units and the Company's then-outstanding convertible notes, plus accrued interest, converted into 37.4 million shares of Class A common stock. The Company's shares of Class A common stock are listed on the CSE under the ticker symbol "AAWH.U" and are quoted on the OTCQX Best Market under the symbol "AAWH."

Outstanding Securities

As of December 31, 2024, the Company had approximately 217.6 million fully diluted shares outstanding, which includes approximately 205.0 million shares of Class A common stock, approximately 0.1 million shares of Class B common stock, and approximately 5.9 million total unvested restricted stock awards and restricted stock units. Fully diluted shares outstanding also includes approximately 3.3 million warrants outstanding, none of which are in the money based on the closing stock price of the shares of Class A common stock on the CSE on December 31, 2024 of $0.38 per share, as well as options to acquire a total of approximately 3.3 million shares of our Class A common stock, of which approximately 2.7 million are exercisable as of December 31, 2024 but are out of the money as of that date.

Financing History

Historically, Ascend used private financing as a source of liquidity for its short-term working capital needs and general corporate purposes. In August 2021, the Company entered into a credit facility, which provided for an initial term loan of $210.0 million (the "2021 Term Loan") at an interest rate of 9.5% per annum, due quarterly. Proceeds from the Term Loan were used, in part, to prepay approximately $75.6 million of existing debt and the remainder was used primarily to finance growth initiatives and acquisitions. During the second quarter of 2022, the Company borrowed an additional $65.0 million of term loans under the expansion feature of the credit facility (the "2022 Loans" and, together with the 2021 Term Loan, the "2021 Credit Facility") for total borrowings thereunder of $275.0 million. In July 2024, the Company issued $235.0 million in aggregate principal of senior secured notes due July 16, 2029 (the "2024 Term Notes") through a private placement (the "2024 Notes Offering") pursuant to an indenture agreement (the "July 2024 Loan Agreement"). The Company utilized the proceeds from the 2024 Notes Offering, along with cash on hand, to prepay $215.0 million of borrowings outstanding under the 2021 Credit Facility. In January 2025, the Company issued an additional $15.0 million of term notes under the July 2024 Loan Agreement, which proceeds will be utilized for general corporate purposes, including to fund growth initiatives. For additional information regarding the Company's debt transactions, refer to Note 11, "Debt," to the notes to the consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K.

To date, the Company has funded many of its expansion projects via sale leaseback transactions. The significant sale leaseback financings are further described below:

- In August 2018, AWH acquired the real property where its Athol, Massachusetts cultivation facility is located. In April 2020, AWH executed a sale leaseback agreement with Innovative Industrial Properties, Inc. ("IIP") with a sale price of $26.8 million and a tenant improvement allowance ("TIA") of $22.2 million to fund the expansion of the cultivation facility.

- In December 2018, AWH acquired the real property where its Barry, Illinois cultivation facility is located and simultaneously executed a sale leaseback agreement with IIP with a sale price of $19.0 million and an initial TIA of $6.0 million. The TIA has subsequently increased to $52.0 million as we have expanded the cultivation facility, including the addition of a greenhouse.

- In June 2019, AWH acquired the real property where its Lansing, Michigan cultivation facility is located. In July 2019, AWH executed a sale leaseback agreement with IIP with a sale price of $4.8 million and a TIA of $15.0 million to fund the expansion of the facility.

- In January 2022, AWH acquired the real property where its Franklin, New Jersey cultivation facility is located. In February 2022, AWH executed a sale leaseback agreement with IIP with a sale price of $35.4 million and a TIA of $4.6 million to fund the expansion of the facility. The TIA has subsequently increased to $19.6 million as we have expanded the cultivation facility.

- In June 2022, the Company sold and subsequently leased back two of its capital assets in Pennsylvania for total proceeds of $3.8 million, excluding transaction costs. Each of the lease agreements provide for a capital expenditure allowance of up to $3.0 million.

- In May 2023, the Company sold and leased back the real property where the Smithfield, Pennsylvania cultivation facility is located for total proceeds of $15.0 million.

On November 22, 2022, the Company filed a registration statement on Form S-3 (the "Registration Statement") containing a base shelf prospectus with the SEC (the "Shelf Prospectus"), which Registration Statement became effective on December 22, 2022. A corresponding base shelf prospectus (the "Canadian Prospectus") was filed with, and receipted by, the securities regulatory authorities in each of the provinces and territories Canada under the U.S.-Canada multijurisdictional disclosure system ("MJDS"). The Registration Statement and Canadian Prospectus qualify the distribution from treasury of up to an aggregate amount of $100 million worth of shares of Class A common stock, preferred stock, warrants, debt securities, subscription rights and/or units of the Company ("Securities") for a period of three years. The terms of any Securities to be offered under the base prospectus will be specified in a prospectus supplement, which will be filed with the applicable U.S. and Canadian securities regulatory authorities in connection with any such offering. To date, no prospectus supplement has been filed. The Shelf Prospectus and the Canadian Prospectus were filed to provide maximum flexibility to pursue strategic initiatives.

Acquisitions

The Company has grown rapidly by strategically acquiring licenses and operations. Ascend's core acquisition philosophy has been to acquire assets in: marquee locations, limited-license states, and recreational or near-recreational markets. Growth via acquisition has allowed Ascend to strategically select and to operate primarily in highly competitive market dynamics. The Company's key transactions, excluding partnership activities, are detailed in the table below.

Seller	Assets	Locations	Date	Additional Information
Revolution Cannabis-Barry, LLC	1 Cultivation	-Barry, IL	December 2018	This was the Company's first operational cultivation facility. The Company has since expanded the site by adding a greenhouse, lab, and kitchen.
HealthCentral, LLC	2 Dispensaries	-Springfield, IL -Collinsville, IL	January 2019	These locations were initially medical dispensaries and have since become two of Ascend's highest performing recreational stores, following the legalization of adult-use in January 2019.
MOCA LLC	2 Dispensaries	-Chicago, IL (Logan Square and River North)	Signed in August 2020 and close in December 2020	This acquisition was the Company's first entry into the Chicago market and was included in our consolidated results as a variable interest entity ("VIE") from August 2020 through closing in December 2020.

Southcoast Apothecary, LLC	1 Dispensary	-New Bedford, MA	Initial transaction closed in February 2020 and property purchase closed in August 2020	The New Bedford recreational dispensary opened in February 2023 and is our first expansion into Southern Massachusetts.
Greenleaf Compassion Center LLC	3 Dispensaries and 1 Cultivation	Dispensaries located in: -Montclair, NJ -Rochelle Park, NJ -Fort Lee, NJ Cultivation located in: -Franklin, NJ	September 2020	At the time of acquisition, only the Montclair location was operational. We subsequently opened the Rochelle Park dispensary in May 2021 and opened the Fort Lee dispensary in August 2022. All three dispensaries began by serving medical patients but transitioned to include adult-use customers during 2022 following the passage of adult-use legislation in the state. In 2024, we relocated the dispensary in Montclair to Wharton to better serve that market.
Chicago Alternative Health Center, LLC and Chicago Alternative Health Center Holdings, LLC	2 Dispensaries	-Chicago, IL (Chicago Ridge and Archer)	Signed in December 2020 and closed in January 2022	Collectively referred to as "Midway," the Archer location was operational at signing and the Ascend by Midway - Chicago Ridge location opened in April 2021. Midway was included in our consolidated results as a VIE from the initial signing in December 2020 until becoming a wholly-owned subsidiary with the final closing in January 2022.
FPAW Michigan 2, Inc. ("FPAW")	6 Dispensaries	-3 dispensaries in the Grand Rapids, MI area -1 dispensary in the Ann Arbor, MI area -1 dispensary in Battle Creek, MI -1 dispensary in the Detroit, MI area	December 2020	FPAW was owned by one of the founders of AWH, who assigned 99.9% of its membership interest to AWH in December 2020 and was consolidated as a VIE prior to that date. Two dispensaries in the Grand Rapids, MI area opened in September 2020 and March 2021, and a third opened in early 2023. The Battle Creek and Detroit area dispensaries each opened in June 2020 and the Ann Arbor dispensary opened in August 2020. The Detroit dispensary was temporarily closed during 2024 and re-opened during the first quarter of 2025 to serve adult-use customers.
Hemma, LLC	1 Cultivation	-Monroe, OH	May 2021	AWH's first cultivation site in Ohio with expansion potential.
BCCO, LLC	1 Dispensary	-Carroll, OH	October 2021	Medical dispensary located in the greater Columbus area.
Ohio Cannabis Clinic, LLC	1 Dispensary	-Coshocton, OH	December 2021	Medical dispensary located in the greater Columbus area.
Story of PA CR, LLC	6 Dispensaries and 1 Cultivation	Dispensaries located in: -Cranberry, PA -Monaca, PA -Scranton, PA -Wayne, PA -Whitehall, PA Cultivation located in: -Smithfield, PA	April 2022	Clinical Registrant license permitting six dispensaries and one cultivation facility in Pennsylvania. Five dispensaries have opened subsequent to purchase and one is still in development. The cultivation facility currently holds approximately 6,000 square feet of canopy.

Ohio Patient Access, LLC	3 Dispensaries	-Sandusky, OH -Piqua, OH -Cincinnati, OH	Definitive agreement signed in August 2022 and consolidated as a VIE from signing; final close is pending regulatory approval	The dispensaries in Sandusky and Piqua opened in December 2023 and the AWH "flagship" location in Cincinnati opened in January 2024.
HG Holding, LLC	1 Dispensary	-Tinley Park, IL	Definitive agreement was signed in August 2022 and final closing occurred in April 2024	AWH opened a dispensary in Tinley Park, IL in Q2 2023.
InLabs LLC	1 Dispensary	-Northlake, IL	Definitive agreement was signed in August 2022 and final closing occurred in July 2024	AWH opened a dispensary in Northlake, IL in Q4 2023.
Marichron Pharma, LLC	1 Processing Facility	-Columbus, OH	October 2022	The Company acquired a processing facility which will process material produced at the nearby Monroe, OH cultivation facility.
Devi Holdings, Inc.	4 Dispensaries	-1 Aberdeen, MD -1 Crofton, MD -1 Ellicott City, MD -1 Laurel, MD	Definitive agreement signed in January 2023 and closed in April 2023	During 2023, the Company acquired four dispensaries in Maryland.
Amesbury Seller Entity	1 Cultivation	-Amesbury, MA	Definitive agreement signed in January 2024; final close is pending regulatory approval	In January 2024, the Company entered into a definitive agreement to acquire a cultivation and a processing license in Massachusetts, allowing it to add additional capacity to support its growing retail and wholesale customer base in the state.

Description of the Business

Overview of the Company

Ascend is a vertically integrated multi-state cannabis operator focused on adult-use or near-term adult-use cannabis states in limited license markets. The core business is the cultivation, manufacturing, and distribution of cannabis consumer packaged goods, which Ascend sells through company-owned retail stores and to third-party licensed retail cannabis stores. Ascend believes in bettering lives through cannabis. The mission is to improve the lives of its employees, patients, customers and the communities we serve through the use of the cannabis plant.

The consumer products portfolio is generated primarily from plant material that the Company grows and processes. As of December 31, 2024, AWH produces consumer-packaged goods in six manufacturing facilities with 255,000 square feet of total canopy. The Company's product portfolio consists of a range of cannabis product categories, including flower, pre-rolls, concentrates, vapes, edibles, and tablets. During 2024, we sold approximately 187,000 pounds of wholesale product, on a gross basis. The Company's expansion plans are subject to capital allocation decisions, the evolving regulatory environment, and general economic factors. See "*Forward-Looking Statements.*"

Product Offering

Ascend produces and distributes cannabis products for its wholesale partners and AWH owned retail stores. Ascend's goal is to provide wholesale partners and retail customers with consistent access to quality cannabis products while maintaining a variety of form-factors and SKUs. Ascend produces multiple form factors including flower, pre-rolls, edibles, concentrates, vapes, and more. Ascend produces products and sells them to its own retail stores in Illinois, Massachusetts, New Jersey, Ohio, Pennsylvania, and Michigan and to third-party wholesale customers in Illinois, New Jersey, and Massachusetts.

Ascend's in-house brands offer a variety of options to satisfy every potential customer's budget and preference. Ascend's approach to branding is to have brands that fit any consumer's needs, filling the spectrum across the "good", "better", and "best" consumer categories. The in-house brands include: SimplyHerb, Ozone, Ozone Reserve, Common Goods, Royale, and Effin', which is our newest brand launched during 2024.

- *Common Goods* is our "value" brand that offers high value cannabis for everyday consumption. The brand currently offers flower and pre-rolls and is generally available in Illinois, Massachusetts, New Jersey, Ohio, and Pennsylvania.

- *SimplyHerb* is a "good" brand and one of Ascend's most price-accessible products with SKUs targeted for the price conscious, value-driven buyer. It is for consumers hunting for low price points and a fun and simple brand experience. SimplyHerb is currently produced and sold across all six markets where Ascend has cultivation facilities, including Illinois, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. The brand has sky-rocketed to the number one brand in the state of Massachusetts, according to BDSA, a provider of market intelligence for the cannabis industry, and has been a meaningful driver for the growth the Company has seen in the Massachusetts wholesale market, despite pressures within that market. SimplyHerb has also become a customer favorite brand in Illinois, climbing to the top-five in this market in flower and shake/trim sales.

- *Ozone* is a "better" brand aimed at providing quality products to the seasoned connoisseur as well as the canna-curious. Ozone is Ascend's core lifestyle brand for everyday consumers looking for a variety of product types and classic strains and is currently available across all six markets where Ascend has cultivation facilities. Form factors available include flower, pre-rolls, concentrates, vapes, and gummies. Prices are more expensive than SimplyHerb, but flower THC ranges from 22% to 34%, which yields a higher price point. The brand is the second most popular brand in Illinois and third most popular in New Jersey, according to BDSA.

- *Ozone Reserve* is among the "best" offering with premier products including unique and high-potency cultivars and refined concentrates, as well as vapes. Ozone Reserve is currently produced and sold in Illinois, Massachusetts, New Jersey, and Pennsylvania offering flower THC ranges over 28%.

- *Royale* is our super premium brand with "curated fire phenos" including legacy OG strains and contemporary genetics. Royale is available in Illinois, Massachusetts, and Michigan and is offered to complement the rest of the brand portfolio. Products are available in flower and pre-rolls and generally have higher-than average THC content and terpene profiles. This brand is for the cannabis aficionados searching for unique phenos with best-in-class profiles.

- *Effin'* is our newest edibles-only brand focused on delivering specific effects through unique minor cannabinoid/THC combinations. THC in these gummy products ranges from 5mg to 10mg and is currently offered in Illinois, Massachusetts, New Jersey, and Michigan. Line extensions are expected to feature additional function ingredients along with minor cannabinoids and THC to give the consumer a targeted experience.

In addition to producing its own brands, AWH also partners with multiple premiere brands for which it cultivates and sells products targeted to different demographics. Among our partners are Miss Grass, Lowell Farms, Flower by Edie Parker, 1906, AiroPro, and Binske. This model allows AWH to target customer demographics that complement its base-markets and leverage brand recognition of our partners, while crafting and selling their tried-and-true products.

While the Company aims to have a plethora of brand offerings, it remains consistent in its strategy of having roughly 50% of products sold in Ascend retail dispensaries be in-house or partner branded products. With this strategy, AWH expects to benefit from vertical margins, while maintaining an offering with options and variety for its retail consumers. No customer represented more than 10% of the Company's net revenue during 2024, 2023, or 2022.

Strategy

AWH is committed to running the business aligned with its core strategic principles. These include a focus on:

- ***Achieving vertical integration and scale in limited-license markets.*** The Company is committed to being vertically integrated in every state in which it operates and having 50% of its retail sales come from products it manufactures or produces, in aggregate across the portfolio. This entails controlling the entire supply chain from seed to sale. AWH is currently vertically integrated in six of its seven states of operation. Five of the seven markets in which AWH operates are in states that pose restrictions limiting the number of licenses allowable, creating a more competitive dynamic. AWH is committed to being a top player in each of the states in which it operates. AWH does not intend to expand to new states without obtaining a large presence and proposes to expand to a new state if it has plans to expand operations to meet the state's maximum allowable number of dispensaries and cultivation footprint.

- ***Key flagship locations.*** AWH is dedicated to securing retail sites in key flagship locations. AWH believes that location is critical when it comes to the success and long-term sustainability of a dispensary. By situating the stores in marquee locations, AWH believes the barriers to entry for competition are higher. Some of AWH's flagship locations include: (1) Ascend Rochelle Park, which is located on Route 17 just a mile from the Garden State Plaza in highly trafficked northern New Jersey, (2) Ascend Boston, which is located in downtown Boston between TD Garden and Faneuil Hall, (3) Ascend Collinsville, which is strategically located in the retail corridor near St. Louis, (4) Ascend Cincinnati, which is its flagship location in Ohio, (5) Ascend Scranton, and (6) Ascend Aberdeen in Maryland.

- ***Disciplined capital allocation and execution of mergers and acquisitions.*** AWH has a disciplined capital allocation strategy. The Company only deploys capital in markets and on projects which it believes will be accretive to its stockholders. To date, the bulk of the Company's expansion has been through acquisition. The Company views M&A as the fastest path to growth given the barriers to entry and the regulatory environment in the cannabis industry. Largely due to early license awards, there are a number of independent and single-state operators in the markets in which we operate today. These assets represent attractive acquisition opportunities, as the Company can leverage its local permitting expertise and operational and financial resources to optimize the performance of these assets. Most of the Company's acquisitions have been negotiated and priced prior to the respective state's passing of recreational legislation. Many of the assets AWH has acquired have historically underperformed under their previous ownership and AWH has been able to improve the financial performance of acquired assets by implementing its standard operating procedures and technology, thereby allowing for AWH to make acquisitions that create significant value for stockholders. Core to the Company's strategy has been entering limited-license, late-stage medical markets with an anticipated adult-use cannabis market launch. This approach has made AWH a leader in Illinois, New Jersey, Maryland, and most recently, Ohio, and the Company is following the same playbook in Pennsylvania.

The Company has been successful in opening facilities and dispensaries and expects continued growth to be driven by opening new operational facilities and dispensaries under our current licenses, expansion of our current facilities, and increased consumer demand.

General Development of the Business

As of December 31, 2024, AWH has direct or indirect operations or financial interests in seven U.S. geographic markets: Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. AWH has expanded its operational footprint primarily through several acquisitions as identified above. See acquisition history in "*History of the Company.*"

In addition to the acquisitions the Company has made, AWH has benefited from several cultivation expansion opportunities. Since inception in 2018, the Company completed cultivation builds in Illinois, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. The Company sells to its own retail stores in each of these states, and to third-party wholesale customers in Illinois, Massachusetts, and New Jersey.

Operations Summary

AWH's core business is the cultivation, manufacturing, and distribution of cannabis consumer packaged goods, which are sold through company-owned retail stores and to third-party licensed retail cannabis stores. The Company is committed to being vertically integrated in every state in which it operates, which entails controlling the entire supply chain from seed to sale. AWH has been successful in opening facilities and dispensaries, and expects the majority of future growth to be driven by opening new operational facilities and dispensaries under current licenses, expansion of current facilities and increased consumer demand.

Cultivation

AWH's cultivation practices have been engineered for scalability and repeatability as the Company expands into additional states. AWH aims to continuously refine cultivation operations to rapidly scale output without sacrificing quality and consistency. Future expansion is planned to provide the infrastructure to diversify the seed supply and further mechanize and automate harvest operations. AWH believes it will be able to continue to rapidly improve cultivation by increasing yields by dialing in genetics and enhancing environmental conditions. AWH is focused on driving biomass cost per gram lower with the goal of creating a competitive advantage in the limited license states in which the Company operates. AWH has used strain rationalization, improved cultivation practices, and investments in technology to drive higher yields per square foot.

Manufacturing

AWH's manufacturing operations are centered around the quality of products and the efficiency of production. AWH strives to produce high quality, consistent products across its manufacturing facilities, and has implemented strict brand and quality assurance standards and standard operating procedures in an effort to ensure consistent product and consumer experience across all operating markets. AWH is focused on scaling capacity, improving yields, and increasing efficiency. AWH is standardizing and increasing capacity in hydrocarbon and ethanol extraction wherever possible with the goal of maximizing product quality and throughput and improving crude yields and is making investments in manufacturing and extraction technology, including high speed flower packaging, cartridge filling and automated pre-rolling as drivers of labor efficiency.

Wholesale distribution

AWH continues to expand its wholesale business by: 1) increasing wholesale market share and expanding penetration within wholesale distribution, 2) selling higher volumes of product to wholesale customers, and 3) expanding the category set to higher value products sold to wholesale customers. During the year ended December 31, 2024, third-party wholesale revenue grew in aggregate for the Company, highlighted by growth in each of the three markets in which AWH has significant wholesale sales to third-party customers.

AWH is also acutely focused on category management and expansion. AWH's development efforts are focused on pre-rolls, vapes, edibles, and other ready-to-use product forms that it expects to outperform whole flower over time. The Company is also concentrating on expanding the vape offering, including live products and ratio products that represent fast growing segments of the vape category, and expanding the pre-roll offering. The Company expects the pre-roll category to grow significantly as the preferred way to consume flower for many customers. In 2021, AWH launched a pre-roll partnership with Lowell Smokes and in 2022 the Company launched multiple additional pre-roll SKUs in smaller sizes, innovative multi-pack options, and premium infused pre-rolls. During 2022, the Company also launched a pre-roll partnership with Miss Grass that has been well received by customers. AWH continues to expand the edibles manufacturing capabilities to provide micro-dose product forms along with additional forms desired by the market. Strategic partnerships are a key part of diversifying and expanding the Company's offering. In 2023, the Company launched solventless vapes in New Jersey, bringing to market an in-demand product for cannabis aficionados. Also in 2023, the Company launched a new flavor-forward product family (for vapes, shakes, and pre-rolls) for the SimplyHerb brand in Illinois, Massachusetts, and New Jersey. AWH also expanded our partnerships and brought certain partner-brands to new states. In 2024, the Company launched 359 new SKUs, further fortifying the Company's product portfolio and supporting the Company's commitment to expand product offerings to better serve the patients and customers in our markets.

Retail

AWH operates both licensed retail adult-use and medicinal cannabis dispensaries. The Ascend retail brand aims to elevate the cannabis shopping experience by combining consistent and convenient customer service with high-quality products and exclusive brand partnerships. AWH believes the retail operating principles described below differentiate the Company from its competitors.

- *Location.* All of the Company's dispensaries are located in key retail locations. AWH believes location is a huge barrier to entry for defending its competitive positioning overtime. Each of the Company's dispensaries are located within a turn off of a major highway or in a highly trafficked downtown.

- *Outlet vs Flagship.* Ascend has pioneered the concept of flagship locations, with key dispensaries in premium locations in markets where the demand is limited by supply. With this concept in mind, AWH established cannabis outlet stores using the same outlet model that found relative success in other industries for slightly more competitive markets where there is an excess of supply. In those markets, Ascend has branded Outlet stores. The Company has eleven outlet stores to date where AWH offers 'everyday low prices'. AWH believes the outlet model allows the company to penetrate and compete in more mature markets, especially in states with few new cannabis customers. Identifying which stores should be positioned as outlet vs. flagship is a critical piece of Ascend's retail model.

- **Vision.** Ascend believes in using the power of the cannabis plant to help people better their lives. As a company, AWH has a strong commitment to the success of the brand and maintaining this vision, putting the customer at the center of all strategies and efforts.

- **People and Culture.** AWH aims to hire store managers with prior experience in cannabis and has an acute focus on talent development for the rest of the store employees. The Company has an extensive onboarding and training program focused not only on brand and product knowledge, but also on creating a great customer experience. AWH employees are motivated by daily sales goals set at the stores. AWH reaches these goals by ensuring it has the right product and the right talent in place to deliver a best-in-class customer experience. Stores measure week over week sales growth, peak days for volume, transactions, gross margin and other key performance metrics.

- **High Volume Focus.** AWH is focused on driving high transaction volume in its retail stores. The Company improves traffic with increased number of point of sales systems, optimized store layouts, and enhanced menu management.

- **Omni-channel experiences.** As customer shopping preferences continue to evolve and customers increasingly shop across multiple channels, AWH strives to create a best-in-class, omni-channel customer experience. These experiences have been especially critical to operations during the COVID-19 pandemic. Omni-channel experiences include:

  - *Reserve-Online-Pickup-in-Store.* This allows customers to purchase merchandise through letsascend.com and pick-up the merchandise in-store, which often drives incremental in-store sales. Over 85% of customers at AWH retail locations utilize eCommerce technology, including kiosk menus, for ordering and pick-up.

  - *Delivery.* AWH has delivery programs out of Newton, Massachusetts; Boston Massachusetts; Grand Rapids (Scribner St), Michigan; East Lansing Michigan; and Fort Lee and Rochelle Park, New Jersey. Delivery enables AWH to bring customers the products they enjoy straight to the comfort of their homes.

  - *Curbside Pickup.* This offering allows customers to have their orders brought directly to their vehicles.

  - *Online Consultations and Real-time Chat.* This allows customers to interact with associates, ask questions and build their basket ahead of their in-store visit, driving associate productivity and incremental sales.

Strategic Sourcing

Ascend continues to focus on supply chain optimization and strategic sourcing as the Company scales, allowing our growing base to provide leverage across the organization. This includes a focus on supplier rationalization, so that best-in-class supply partners are providing full end-to-end service across the enterprise. Building a common base of operating procedures, packaging and supply components, and supply partners across the organization is critical to this strategic direction.

Environmental, Social, and Governance

Environmental, Social, and Governance ("ESG") initiatives are at the core of AWH's guiding principles. AWH is committed to creating an inclusive, sustainable company that provides best-in-class governance. Below are a few of the key ESG initiatives at AWH.

- **Environmental.** The planet is important to us. We try to make daily decisions that have better impacts on the planet. Some of our practices that optimize our resource usage to minimize our impact include:

    ◦ *Packaging.* AWH sources packaging that is derived from approximately 63% recycled or biodegradable materials.

    ◦ *Water-use Practices*. AWH leverages precision drip irrigation systems and control systems to optimize the minimal use of irrigation water as part of its cannabis cultivation practices.

    ◦ *Energy Practices*. AWH utilizes electricity to manage the environmental growing conditions for its cannabis cultivation. Through rigorous application of control systems, cannabis is grown with high yields for medical and adult-use while optimizing the use of electricity used to control temperatures in an indoor growing environment. The use of efficient indoor environmental controls, combined with our switch to LED lighting, minimizes the use of electricity to achieve high quality and high yielding medical and adult-use cannabis.

    ◦ *Greenhouse*. In January 2022, AWH began planting 55,000 square feet of cultivation in its greenhouse in Illinois. In 2024, on average, the greenhouse required 35% less energy per square foot of cultivation compared to the rest of the portfolio.

    ◦ *Waste Management*. AWH has put processes in place to minimize its waste production. We shred green waste to reduce space and coordinate pickups to coincide with harvest schedules to minimize the number of trips, among other things.

- **Social Equity.** While AWH understands and appreciates how fortunate the Company is to be in a position to help build and guide the future of modern cannabis, AWH is also acutely aware of the lives that have been destroyed, especially in minority communities, through decades of unjust laws and inequitable enforcement. Ascend's social equity mission is to help create a stronger and more equitable cannabis industry through collaboration and make an impact on the social disparities caused by the war on drugs. Ascend does this by creating authentic relationships with the communities we serve, working collaboratively to create programming that sustains healthy and vibrant communities, and leveraging our resources - money, time, and talent- to benefit those most impacted by the war on drugs. Key social equity accomplishments during 2024 include:

    ◦ Hosting multiple expungement clinics and resource fairs across six states reaching over 2,700 community members;

    ◦ Receiving Green Market Report's 'Advocate of the Year' award, as well as being featured on ABC 7News Chicago to highlight our community work with our partner, Social Change, on expungement clinics;

    ◦ Sponsoring more than 25 diversity in cannabis events across our markets;

    ◦ Mentoring over 100 social equity licensees in Illinois, New Jersey, and Massachusetts;

    ◦ Providing tours of our facilities in Illinois, Michigan, New Jersey, and Massachusetts with social equity license holders;

    ◦ Engaging in supplier diversity programs; and

    ◦ Donating over $0.3 million to partners and grass roots organizations across all of our markets.

- **Governance.** Governance and disclosure are important to AWH. The Compensation and Governance Committee and the Audit Committee consist of a majority of independent directors. The Company provides GAAP financials and publishes its key governance policies, including the charters of its Audit and Compensation and Corporate Governance committees, as well as access to its whistleblower hotline on its investor website.

Human Capital

As of December 31, 2024, we had approximately 2,300 employees, approximately 92% of whom were in field operations and approximately 8% of whom were in corporate administrative and management. Approximately 29% were represented by eleven collective bargaining agreements with local chapters of labor unions, with expiration dates ranging from March 2025 to December 2026. We have not experienced any significant work slowdowns, stoppages, or other labor disruptions. The Company considers its employee relations to be generally positive.

We offer our employees opportunities to grow and develop their careers and provide them with a wide array of company paid benefits and compensation packages which we believe are competitive relative to our peers in the industry. As of December 31, 2024, 27% of leadership positions (defined as supervisor and above) were held by racial minorities and 41% of leadership positions were held by women. AWH continues to aim to achieve an equitable balance of genders and races across the Company and in leadership.

The Company's number and levels of employees are continually aligned with the pace and growth of our business and management believes it has sufficient human capital to operate the business successfully.

Operations by State

The following is an overview of our cultivation and dispensary assets by state that are currently operational, as well as our expected asset base once fully built out.

Cultivation Assets

Across its cultivation assets, as of December 31, 2024, AWH had 255,000 square feet of total canopy, which is defined as the square footage of flower, vegetation, and propagation tables. The Company estimates each square foot of total canopy has the power to generate approximately half a pound of cannabis per year. All of the Company's cultivation and planned cultivation facilities are indoor, with the exception of the 55,000 square foot greenhouse in Illinois. The Company believes that indoor grow facilities allow for fine-tuned controls which help enable AWH to grow high-quality cannabis. Most of the cultivation projects that are underway or planned are aimed at enhancing our cultivation facilities. The Company deems these as lower risk than green fielding at new sites that are not yet permitted for cultivation operations. Our cultivation projects are flexible and will ultimately depend on market conditions, local licensing, construction, and other regulatory permissions, and are subject to capital allocation decisions, the evolving regulatory environment, and general economic factors. See "*Forward-Looking Statements*."

State	Square Feet of Canopy as of December 31, 2024	Additional Comments
Illinois	108,000	Located in Barry, Illinois, the cultivation facility also has ethane and butane-based extraction equipment and kitchen.
Michigan	30,000	Located in Lansing, Michigan, the cultivation facility has 30,000 square feet of canopy. The Company added a kitchen in 2022.
Massachusetts	67,000	Our cultivation facility located in Athol, Massachusetts underwent a phase 2 expansion that was completed in 2022. The facility also has methane and butane-based extraction equipment. In January 2024, the Company entered into a definitive agreement to acquire a cultivation and a manufacturer license for use at a facility in Amesbury, MA where it added approximately 15,000 square feet of canopy and a kitchen.
New Jersey	42,000	Located in Franklin, New Jersey, the cultivation facility underwent expansion adding 22,000 square feet of canopy and a lab and kitchen.
Ohio	2,000	Located in Monroe, Ohio the facility currently has 2,000 square feet of canopy. In October 2022, the Company completed an acquisition of a processing facility located near the cultivation facility.
Pennsylvania	6,000	Located in Smithfield, Pennsylvania the facility currently has 6,000 square feet of canopy.

Dispensary Assets

As of December 31, 2024, AWH had 39 open and operating retail locations, which includes 2 partner locations. Subsequent to December 31, 2024, the Company re-opened its dispensary in Detroit, Michigan, for a total of 38 Ascend-branded dispensaries as of March 1, 2025. AWH anticipates expanding to 60 retail locations, including partner locations. New store opening plans are flexible and will ultimately depend on market conditions, local licensing, construction, and other regulatory permissions and, further, are subject to capital allocation decisions, the evolving regulatory environment, and general economic factors. See "*Forward-Looking Statements.*"

State	Open Dispensaries as of December 31, 2024[1]	Owned or Pending Dispensaries and Licenses as of December 31, 2024[1]	Comments[2]
Illinois	10	10	6 dispensaries in the Chicago area; 2 in Southern IL bordering Missouri; 2 near Springfield, IL. The state caps recreational dispensary licenses at 10 stores per owner. 2 dispensaries are branded as outlet stores.
Maryland	4	4	1 dispensary in each of Aberdeen, Crofton, Ellicott City, and Laurel were acquired in April 2023 and subsequently rebranded and opened for adult-use in July 2023.
Massachusetts	3	3	1 dispensary in downtown Boston; 1 in Newton; 1 in New Bedford. The state caps recreational dispensary licenses at 3 stores per owner. The New Bedford dispensary is branded as an outlet store.
Michigan	7	8	8 dispensaries throughout the state, including 1 that is branded as an outlet store. The Detroit dispensary was temporarily closed during 2024 and re-opened during Q1 2025 to serve adult-use customers.
New Jersey	3	3	1 dispensary in Rochelle Park; 1 in Wharton; 1 in Fort Lee. The state caps recreational dispensary licenses at 3 stores per owner.
Ohio	5	5	5 dispensaries throughout the state[3] of which 2 are branded as outlet stores.
Pennsylvania	5	6	1 dispensary in each of Cranberry, Monaca, Scranton, Wayne, and Whitehall which are branded as outlet stores.

[1] Includes pending acquisitions and excludes partnerships.

[2] See "*Forward-Looking Statements.*"

[3] Three of the dispensaries are operating under management services agreements pending close of the acquisition of Ohio Patient Access, LLC. Transfer of ownership is subject to regulatory approval.

Licenses

The following chart summarizes the U.S. states in which we operate or have an investment as of December 31, 2024, along with the nature of the operations, the number of dispensary, cultivation and other licenses held by each entity, and whether such entity has any operation, cultivation, or processing facilities. All of the following entities are considered to be directly engaged in the cultivation or distribution of cannabis in accordance with a U.S. state license.

State	Entity	Adult-Use/ Medical	Dispensary Licenses	Cultivation/ Processing/ Distribution Licenses	Operational Dispensaries	Operational Cultivation/ Processing Facilities
Illinois	Chicago Alternative Health Center, LLC	AU, M	3	—	2	—
Illinois	HealthCentral LLC	AU, M	6	—	4	—
Illinois	MOCA LLC	AU, M	3	—	2	—
Illinois	Revolution Cannabis-Barry LLC	AU, M	—	4	—	1
Illinois	The Homecoming Group, LLC	AU	1	—	1	—
Illinois	Inlabs III, LLC	AU	1	—	1	—
Maryland	Blu Pharms, LLC	AU, M	1	—	1	—
Maryland	Blue Mountain Care, LLC	AU, M	1	—	1	—
Maryland	Durjaya, LLC	AU, M	1	—	1	—
Maryland	Farmalogics Health and Wellness, LLC	AU, M	1	—	1	—
Massachusetts	Ascend Mass, LLC	AU	2	—	2	—
Massachusetts	MassGrow, LLC	AU	—	2	—	1
Massachusetts	Southcoast Apothecary, LLC	AU	1	—	1	—
Massachusetts	Amesbury Seller Entity	AU	—	2[1][2]	—	1
Michigan	FPAW Michigan, LLC	AU, M	11[3]	22	7[3]	1
Michigan	TJM Enterprises, LLC	AU	1[3]	—	—	—
New Jersey	Ascend New Jersey LLC	AU, M	6	4	3	1
Ohio	BCCO, LLC	AU, M	1	—	1	—
Ohio	Hemma, LLC	AU, M	—	1[4]	—	1
Ohio	Marichron Pharma, LLC	AU, M	—	1	—	1
Ohio	Ohio Cannabis Clinic, LLC	AU, M	1	—	1	—
Ohio	Ohio Patient Access, LLC	AU, M	3[1][2]	—	3	—
Pennsylvania	Story of PA, LLC	M	2	1	5	1
Total			**46**	**37**	**37**	**8**

[1] Pending regulatory approval of ownership transfer.

[2] Managed under management services agreements pending acquisition close.

[3] Detroit medical license issued to FPAW Michigan, LLC was previously associated with the Company's Detroit dispensary that was closed temporarily in November 2023 and re-opened during the first quarter of 2025 with an adult-use license issued to TJM Enterprises, LLC.

[4] Reflects regulatory update that became effective in 2025 which consolidated certain license types.

Competitive Conditions

Competition

The Company primarily competes with:

- **Multi-State Operators ("MSOs").** AWH competes with MSOs from a retail and wholesale perspective, including Trulieve Cannabis Corp., Jushi Holdings Inc., Verano Holdings Corp., Cresco Labs Inc., Green Thumb Industries Inc., Curaleaf Holdings Inc., TerrAscend Corp., and Ayr Wellness Inc, among others. The specific competitors vary for each state of AWH's operations. For example, Cresco is AWH's primary wholesale competitor in Illinois, but not as big of a wholesale competitor in New Jersey.

- **Single State Operators ("SSOs").** AWH competes with many single state operators across its portfolio.

- **Social Equity Operators ("SEOs").** AWH competes with SEOs in accordance to state-driven regulations.

- **Consumer Packaged Goods Companies ("CPG Companies").** Although not a competitive threat today, AWH anticipates CPG Companies gaining a larger presence in the industry if and when cannabis is rendered federally legal.

- **Pharmaceutical Companies.** Although not a competitive threat today, AWH anticipates pharmaceutical companies gaining a larger presence in the industry if and when cannabis is rendered federally legal.

The Company believes it is well-poised in its competitive positioning due to the competitive advantages highlighted below:

- **Scale and vertical integration.** The Company's scale helps it compete, particularly, against the SSOs who may not be able to obtain the same operating synergies that AWH can. AWH is vertically integrated in six of its seven states of operation and operates in states where it believes it can be a top 5 player one day.

- **Access to capital.** The Company's access to capital helps it compete, particularly, against the SSOs who may not have the resources that AWH does. AWH management has also been able to leverage its extensive capital markets knowledge to secure capital at competitive market rates.

- **States of operation.** With the exception of Michigan, all of AWH's states of operation are limited license.

- **Management.** AWH has a diverse management team with experience spanning capital markets, cannabis industry, regulatory, and operations. The management team has proven it can lead, by becoming a top-tier operator in Illinois, Massachusetts, and New Jersey.

- **Location and second mover advantage.** While many competitors who were early entrants to the space were pushed into industrial parks or off the beaten path, AWH locations can often be found on the corner of Main & Main, surrounded by other top tier businesses such as Trader Joe's & Starbucks. This is because AWH entered the business slightly later than some of its peers. In doing so, the Company strategically acquired locations, rather than pursuing a lottery strategy to obtain licenses. AWH was able to use its 'second-mover advantage' to secure highly desirable retail locations, many of which it considers to be flagship stores.

- **Differentiated portfolio of brands.** AWH provides a robust offering and a wide range of branded products spanning every price point with products targeted to every demographic.

Overview of Government Regulation

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352 – *Issuers with U.S. Marijuana-Related Activities* ("Staff Notice 51-352"), which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis related activities in the United States as permitted within a particular State's regulatory framework. In accordance with the Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we are currently directly involved, through our subsidiaries, in the cannabis industry. Certain of our subsidiaries and third-party licensed operators with which we have contractual relationships are directly engaged in the manufacture, possession, sale, or distribution of cannabis in the adult-use and/or medical cannabis marketplace in the states of Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. In accordance with Staff Notice 51-352, we evaluate, monitor, and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding cannabis regulation. We intend to promptly remedy any known occurrences of non-compliance with applicable state and local cannabis rules and regulations, and intend to publicly disclose any material non-compliance, citations, or notices of violation which may have an impact on our licenses, business activities, or operations. The Company has received and continues to receive legal input regarding (a) compliance with applicable state regulatory frameworks in the states of Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, Pennsylvania, and Maryland and (b) potential exposure and implications arising from U.S. federal law. The Company receives such advice on an ongoing basis but has not received a formal legal opinion on such matters.

The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I controlled substance. The CSA explicitly prohibits the manufacturing, distribution, selling, and possession of cannabis and cannabis-derived products as a consequence of its Schedule I classification. Classification of substances under the CSA is determined jointly by the United States Drug Enforcement Administration (the "DEA") and the United States Food and Drug Administration (the "FDA"). The United States Department of Justice (the "DOJ") defines Schedule I drugs and substances as drugs with no currently accepted medical use, a high potential for abuse, and a lack of accepted safety for use under medical supervision. However, the FDA has approved Epidiolex, which contains a purified form of cannabidiol ("CBD"), a non-psychoactive cannabinoid in the cannabis plant, for the treatment of seizures associated with two epilepsy conditions. The FDA has not approved cannabis or cannabis derived compounds as a safe and effective drug for any other condition. Moreover, under the 2018 Farm Bill or Agriculture Improvement Act of 2018, cannabis remains a Schedule I controlled substance under the CSA, with a narrow exception for hemp, which is defined as cannabis with a tetrahydrocannabinol ("THC") concentration of less than 0.3% on a dry weight basis.

Unlike in Canada, where federal legislation uniformly governs the cultivation, distribution, sale, and possession of medical and adult-use cannabis under the Cannabis Act, S.C. 2018, c. 16, and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state level in the United States. To date, there are 39 states, plus the District of Columbia (and the territories of Guam, Puerto Rico, the U.S. Virgin Islands and the Northern Mariana Islands), that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. In addition, 24 states, plus the District of Columbia (and the territories of Guam and the Northern Mariana Islands) have legalized cannabis for adult-use. Eleven states have also enacted low-THC/high-CBD only laws for medical cannabis patients.

State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA, which makes cannabis use, distribution and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under any and all circumstances under the CSA. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, the federal law shall apply. Although the Company's activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

The Obama administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum, issued on August 29, 2013 by former U.S. Attorney General James Cole, which outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states had enacted laws authorizing the use of cannabis for medical or adult-use purposes. The Cole Memorandum noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to implicate the Cole Memorandum's enforcement priorities. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis, such as distribution of cannabis from states where cannabis is legal to those where cannabis is illegal, the diversion of cannabis revenues to illicit drug cartels, and sales of cannabis to minors.

On January 4, 2018, former Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects "Congress' determination that cannabis is a dangerous drug and cannabis activity is a serious crime," and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. We are not aware of any prosecutions of investment companies doing routine business with licensed cannabis related businesses in light of this DOJ position. However, there can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities, despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and thus it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

The former Attorneys General who succeeded former Attorney General Sessions following his resignation did not provide a clear policy directive for the United States as it pertains to state-legal cannabis related activities. President Donald Trump was sworn in as the 47th United States President on January 20, 2025, nominating Pamela Bondi to serve as Attorney General in his administration. It is not yet known whether the DOJ under President Trump and Attorney General Bondi, confirmed on February 4, 2025, will re-adopt the Cole Memorandum or announce a substantive cannabis enforcement policy. If DOJ policy under Attorney General Bondi were to aggressively pursue financiers or owners of cannabis-related businesses, and U.S. Attorneys followed such DOJ policies through pursuing prosecutions, then the Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis operations, (ii) the arrest of its employees, directors, officers, managers and investors, and charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, and/or (iii) the barring of its employees, directors, officers, managers and investors who are not U.S. citizens from entry into the United States for life. Unless and until Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law criminalizing cannabis.

While federal prosecutors appear to continue to use the Cole Memorandum's priorities as an enforcement guide, the prosecutorial effects resulting from the rescission of the Cole Memorandum and the implementation of the Sessions Memorandum remain uncertain. The sheer size of the cannabis industry, in addition to participation by state and local governments and investors, suggests that a large-scale federal enforcement operation may create unwanted political backlash for the DOJ. It is also possible that the revocation of the Cole Memorandum could motivate Congress to reconcile federal and state laws. While Congress is considering and has considered legislation that may address these issues, there can be no assurance that such legislation passes. Regardless, at this time, cannabis remains a Schedule I controlled substance at the federal level. The U.S. federal government has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis, even if state law authorizes such sale and disbursement. It is unclear whether the risk of enforcement has been altered.

Additionally, under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Canadian banks are likewise hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions, particularly those that are federally chartered in the United States, could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. While Congress is considering legislation that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed.

Despite these laws, the U.S. Department of the Treasury's United States Financial Crimes Enforcement Network ("FinCEN") issued a memorandum (the "FinCEN Memorandum") in February 2014 outlining guidance for financial institutions that bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Although it was originally intended for the Cole Memorandum and the FinCEN Memorandum to work in tandem, following the revocation of the Cole Memorandum the FinCEN Memorandum is a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. Currently, the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance. However, in the United States, it is difficult for cannabis-based businesses to open and maintain a bank account with any bank or other financial institution.

One legislative safeguard for the medical cannabis industry, appended to the federal budget bill, remains in place following the rescission of the Cole Memorandum. Since fiscal year 2015, Congress has included a rider to the Consolidated Appropriations Acts (currently referred to as the "Rohrabacher/Blumenauer Amendment") to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law, and the current appropriations rider will remain in effect through March 14, 2025. There is no guarantee that the Rohrabacher/Blumenauer Amendment will be included in any future omnibus appropriations packages or continuing budget resolutions once the current rider expires.

Despite the rescission of the Cole Memorandum, the DOJ appears to continue to adhere to the enforcement priorities set forth in the Cole Memorandum. The Cole Memorandum and the Rohrabacher/Blumenauer Amendment gave licensed cannabis operators (particularly medical cannabis operators) and investors in states with legal regimes greater certainty regarding the DOJ's enforcement priorities and the risk of operating cannabis businesses. While the Sessions Memorandum has introduced some uncertainty regarding federal enforcement, the cannabis industry continues to experience growth in legal medical and adult-use markets across the United States. Accordingly, as an industry best practice, we continue to employ the following policies to ensure compliance with the guidance provided by the Cole Memorandum:

- ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

- ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

- implement policies and procedures to ensure that cannabis products are not distributed to minors;

- implement policies and procedures in place to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

- implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or cross any state lines in general;

- ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, and is not engaged in any other illegal activity, or any activities that are contrary to any applicable anti-money laundering statutes; and

- ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In the absence of comprehensive reform of federal cannabis legislation, a growing number of members of Congress have expressed support for federal legislation that would expand financial services to cannabis-related businesses and service providers, including the Marijuana Opportunity Reinvestment and Expungement Act (the "MORE Act"), Secure and Fair Enforcement Banking Act (the "SAFE Banking Act"), and the Preparing Regulators Effectively for a Post-Prohibition Adult Use Regulated Environment Act (the "PREPARE Act").

Initially introduced in 2019, the MORE Act was passed by the House of Representatives on December 4, 2020. The MORE Act would provide for the removal of cannabis from the list of controlled substances in the CSA and other federal legislation. Among other things, it would end the applicability of Section 280E of the United States Internal Revenue Code of 1986, as amended, to cannabis businesses and impose a 5% federal excise tax. The MORE Act was not passed by the Senate prior to the end of the 116th Congress, but an updated version was subsequently reintroduced in the House of Representatives on May 28, 2021. On April 1, 2022, the House of Representatives passed the MORE Act once again, but it was again stalled in the Senate. On July 21, 2022, a similar bill was introduced in the Senate but ultimately failed to pass, called the Cannabis Administration and Opportunity Act ("CAOA"). The CAOA, if enacted, would, among other impacts, remove cannabis from the CSA, impose excise taxes on the sale of cannabis, and create a federal regulatory framework for the cannabis industry. On September 20, 2023, the MORE Act was reintroduced into the House of Representatives.

Considered alternatives to the MORE Act, the States Reform Act of 2023 (the "States Reform Act") and Strengthening the Tenth Amendment Through Entrusting States (STATES) 2.0 Act (the "States 2.0 Act") would defer enforcement authority to state level by providing for the removal of cannabis from the list of controlled substances in the CSA, among other things. First introduced in 2021, the States Reform Act was reintroduced in the House of Representatives on October 24, 2023. A version of the States 2.0 Act was first introduced in the House of Representatives and the Senate in 2018, and reintroduced in both in 2019, but both times was stalled. The States 2.0 Act was reintroduced in the House of Representatives on December 7, 2023.

On March 7, 2019, SAFE Banking Act, which would expand financial services by providing safe harbors and guidance to financial institutions that work with cannabis-related legitimate businesses and service providers, was introduced in the House of Representatives. Despite broad bipartisan support, the SAFE Banking Act stalled in the Senate. On April 26, 2023, the SAFE Banking Act was reintroduced in the House of Representatives and the Senate. The House of Representatives previously passed the SAFE Banking Act on seven separate occasions since 2019, either as a standalone bill or attached to other legislation, including most recently in 2022 with the America Competes Act which passed the House of Representatives on February 4, 2022, but the proposed bills either failed to pass through the Senate or the SAFE Banking Act provisions were ultimately removed from enacted legislation. However, on September 20, 2023, an updated version of the SAFE Banking Act known as the Secure and Fair Enforcement Regulation Banking Act (the "SAFER Banking Act") was introduced in the Senate and, for the first time, the legislation was advanced out of committee to the Senate floor on September 27, 2023.

The PREPARE Act, first introduced in the House of Representatives on April 14, 2022, would direct the Attorney General to establish a commission to study a plausible and prompt pathway to cannabis regulation modeled after federal and state regulatory frameworks with respect to alcohol. The PREPARE Act was reintroduced in the House of Representatives on April 13, 2023.

On October 6, 2022, former President Biden announced that he directed the Secretary of the United States Department of Health and Human Services ("HHS") and Attorney General Garland to initiate a review of cannabis's classification as a Schedule I controlled substance under the CSA. On August 29, 2023, HHS completed its review and sent a letter to the DEA calling for the rescheduling of cannabis from a Schedule I substance to a Schedule III substance under the CSA. The DEA has since been conducting its own review to evaluate cannabis' safety. Under the CSA, HHS' recommendations "shall be binding … as to scientific and medical matters." On May 21, 2024, the DOJ and DEA published a public notice in the Federal Register proposing to transfer marijuana from Schedule I to Schedule III of the CSA, consistent with the view of the HHS that marijuana has a currently accepted medical use as well as HHS's view about marijuana's abuse potential and level of physical or psychological dependence. The CSA requires that such actions be made through formal rulemaking on the record after opportunity for a hearing. If the transfer to Schedule III is finalized, the regulatory controls applicable to Schedule III substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred into Schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the CSA. Any drugs containing a substance within the CSA's definition of "marijuana" would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act ("FDCA"). DOJ solicited comments on this proposal and the public comment period on the proposed rescheduling closed on July 22, 2024. On August 29, 2024, DEA published a notice of hearing on proposed rulemaking in the Federal Register, scheduling a hearing on rescheduling for December 2, 2024. As described in the DEA notice, the initial purpose of the December 2, 2024 hearing was for DEA to "receive factual evidence and expert opinion regarding" whether marijuana should be transferred to Schedule III of the list of controlled substances in the CSA. On October 31, 2024, Chief Administrative Law Judge John Mulrooney announced that this substantive hearing on the merits would be delayed until January or February of 2025 and that the December 2, 2024 hearing would serve as a preliminary hearing to (i) determine who among the witnesses notified by the DEA meets the regulatory definition of "interested person" entitled to present testimony and other evidence at the hearing, and (ii) determine scheduling and other logistical issues for the hearing on the merits early in 2025. On November 19, 2024, Judge Mulrooney issued an "Order Regarding Standing, Scope and Prehearing Procedures" for the December 2, 2024 hearing. On December 2, 2024, the preliminary hearing was held and, on December 4, 2024, Judge Mulrooney issued a Prehearing Ruling ("Ruling") pursuant to 21 C.F.R. § 1316.55, which established the framework for the evidentiary hearing to be convened over parts of several weeks beginning on January 21, 2025 and ending on March 6, 2025. As stated in the ruling, the purpose of the hearing, is to "receive factual evidence and expert opinion testimony regarding whether marijuana should be transferred to Schedule III under the CSA. On January 13, 2025, Judge Mulrooney cancelled the January 21, 2025 hearing after a request by two private parties to remove the DEA from its role as proponent of the proposed reclassification rule was denied, the two private parties filed a motion for Judge Mulrooney to reconsider the denial of this request. On January 13, 2025, Judge Mulrooney (i) denied the motion for reconsideration; but (ii) granted leave for the parties to file an interlocutory appeal on the merits of Judge Mulrooney's refusal to remove the DEA as proponent of the reclassification. Judge Mulrooney further requested that the parties provide a joint status update 90 days from the issuance of the January 13 order and every 90 days thereafter. President Trump has expressed support for rescheduling marijuana to Schedule III stating that "[a]s president, we will continue to focus on research to unlock the medical uses of marijuana to a Schedule III drug, and work with Congress to pass common sense laws, including safe banking for state authorized companies, and supporting states [sic] rights to pass marijuana laws, like in Florida, that work so well for their citizens. There is no certainty as to the impacts that rescheduling would have on our business or the cannabis industry as a whole, particularly when considering potential implications for federal regulation and interstate commerce.

On December 2, 2022, President Biden signed into law H.R. 8454, the "Medical Marijuana and Cannabidiol Research Expansion Act," (the "Research Expansion Act") which establishes a new registration process for conducting research on cannabis and for manufacturing cannabis products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S history. Among other things, the Research Expansion Act ; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the "therapeutic potential" of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.

There can be no assurance that the MORE Act, the SAFE Banking Act, the PREPARE Act, or similar legislation will be passed in the near future or at all. Further, there is also no certainty as to the impacts such actions would have on our business or the cannabis industry as a whole, particularly when considering potential implications for federal regulation and interstate commerce.

Compliance with Applicable State Laws in the United States

We are in compliance with applicable cannabis licensing requirements and the regulatory framework enacted by each state in which we currently operate. We have in place a detailed compliance program, an internal legal and compliance department, and an operational compliance team across all states in which we operate. Our compliance department is overseen by our Chief Compliance Officer and further consists of compliance professionals who oversee and ensure compliance in each of our jurisdictions and facilities. We also have external state and local regulatory and compliance counsel engaged in every jurisdiction in which we operate.

We provide training for all relevant employees, using various methods on the following topics relevant to job tasks: compliance with state laws and rules; patient education materials; education materials for recreational customers; security in our facilities and establishments; handwashing and sanitation practices; packaging procedures; state mandated tracking software; establishment specific tracking; track and trace; inventory and POS software; audit procedures; epidemic responses; emergency situation response; dispensing procedures; patient/client check-in procedure; employee education and consultation materials; packaging and labeling requirements; cannabis waste and destruction; active shooter response; robbery response; fire response; bomb-threat response; sexual harassment; drug free workplace; internet and phone usage; discrimination harassment; workplace violence; hygiene and clothing requirements; hand washing; medical emergency response; biocontamination response; gas leak response; visitor access; discounts for special groups; customer loyalty programs; client intake; storage and recall of products; the science of cannabis; speaking with physicians; edibles education; reconciling transactions; inventory control; receiving inventory; shipping inventory; corrective and preventive action plans; filing corrective and preventive action reports; pesticides; wastewater; irrigation systems; fertilizer; beneficial organisms; climate control; transplanting; inventory tagging; pruning; defoliation; drying, trimming and curing; storage of products; maintaining confidentiality; cash handling; and preventing diversion of products.

We emphasize security and inventory control to ensure strict monitoring of cannabis and inventory, from delivery by a licensed distributor to sale or disposal. Only authorized, properly trained employees are allowed to access our computerized inventory control system.

We monitor all compliance notifications from the regulators and inspectors in each market we operate and timely resolve any issues identified. We keep records of all compliance notifications received from regulators or inspectors, as well as how and when an issue was resolved. Moreover, we monitor news sources for information regarding developments at the state and federal level relating to the regulation and criminalization of cannabis.

Further, we have created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory. We also have comprehensive standard operating procedures in place for performing inventory reconciliation, and ensuring the accuracy of inventory tracking and recordkeeping. We maintain accurate records of our inventory at all licensed facilities. Adherence to our standard operating procedures is mandatory and helps ensure that our operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. We enforce adherence to standard operating procedures by regularly conducting internal inspections and ensuring that any issues identified are resolved quickly and thoroughly.

We maintain strict compliance guidelines with respect to online reservations of products. No purchase and sale transactions may be completed online. A patient, patient's primary caregiver or customer may reserve products online, but must be physically present at one of our dispensaries to complete the transaction. This requirement allows our dispensary staff to ensure that our standard operating procedures (including its compliance programs) are applied to all patients, patient's primary caregivers and customers in connection with the purchase and sale of products.

In jurisdictions where medical cannabis is legal, upon arrival of the patient or the patient's primary caregiver at the applicable dispensary, dispensary staff must verify the patient's or the patient's primary caregiver's identity and credentials (such as a state-issued medical cannabis card) and confirm the patient's allotment amount to ensure the user is not exceeding the state's dispensing limits. Once the foregoing is verified, the patient or the patient's primary caregiver may pay for the products to complete the purchase. If the customer does not have valid identification and credentials, the customer will not be able to purchase medical cannabis at the applicable dispensary, irrespective of any reservations made online.

In jurisdictions where recreational cannabis is legal, upon arrival at the dispensary, a customer must present government-issued photo identification to verify they are at least 18 or 21 years of age, as applicable. Once the identification is verified, the customer may pay for the products to complete the transaction. If the customer does not have valid identification, the customer will not be able to purchase recreational cannabis at the applicable Company dispensary, irrespective of any reservations made online.

We will continue to monitor compliance on an ongoing basis in accordance with our compliance program and standard operating procedures. While our operations are in full compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under federal law. For the reasons described above and the risks further described in the section entitled "*Risk Factors*," there are significant risks associated with our business.

State Regulation of Cannabis

The risk of federal enforcement and other risks associated with our business are described in the section entitled "*Risk Factors*." To the knowledge of management, other than as disclosed in this Annual Report on Form 10-K, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in the states which we operate. See "*Risk Factors - U.S. state regulation of cannabis is uncertain*."

Following the thesis that distributing brands at scale will win, we enter markets where we believe that we can profitably and sustainably operate and command significant market share, and thus maximize consumer and brand awareness. The regulatory frameworks enacted by the states, which are similar to the limited and controlled issuance of gaming or alcohol distributorship licenses, provide a macro-level indication of whether certain state markets will be sustainable and profitable.

Below is a summary overview of the regulatory and competitive frameworks in each of our operating markets.

<u>Illinois</u>

Illinois Regulatory Landscape

Illinois has legalized both medical and adult-use of cannabis. In January 2014, the Compassionate Use of Medical Cannabis Pilot Program Act ("MCPP"), which allows individuals diagnosed with certain debilitating or "qualified" medical conditions to access medical cannabis, became effective. The medical program is currently administered under the MCPP and the pilot designation has been removed.

In June 2019, Illinois legalized adult-use cannabis pursuant to the Cannabis Regulation and Tax Act (the "CRTA"). The CRTA imposes several operational requirements on adult-use licensees and requires prospective licensees to demonstrate their plans to comply with such requirements. For example, applicants for dispensary licenses must include an employee training plan, a security plan, recordkeeping and inventory plans, a quality control plan, and an operating plan.

Licensees must establish methods for identifying, recording, and reporting diversion, theft, or loss, correcting inventory errors, and complying with product recalls. Licensees also must comply with detailed inventory, storage, and security requirements. Cultivation licenses are subject to similar operational requirements, such as complying with detailed security and storage requirements, and must also establish plans to address energy, water, and waste-management needs.

Illinois Licenses

In addition to hemp licenses, Illinois licenses four types of cannabis businesses within the state: (1) cultivation; (2) processing; (3) transportation; and (4) dispensary. All cultivation, craft grower, infuser, and transporter establishments must register with the Illinois Department of Agriculture. All dispensaries must register with the Illinois Department of Financial and Professional Regulation ("IDFPR"). If applications contain all required information, establishments are issued a cannabis establishment license. Medical dispensary, medical and adult-use cultivation, processing, and transportation licenses are valid for a period of one year and are subject to strict annual renewal requirements. Adult-use dispensary licenses are valid for a period of two years and are subject to strict biannual renewal requirements. Renewal applications may be denied if the licensee has a history of non-compliance and penalties.

The below table lists the Illinois licenses held by our subsidiaries and contractual parties:

Entity	License Number	City	Expiration / Renewal Date	Description
Revolution Cannabis-Barry, LLC	1503060627	Barry	03/09/2026	Medical Cultivation License
Revolution Cannabis-Barry, LLC	11524269672018	Barry	03/31/2026	Adult-Use Cultivation License
Revolution Cannabis-Barry, LLC	1503060627-TR	Barry	07/14/2025	Transporter License
Revolution Cannabis-Barry,	1204-603	Barry	12/31/2025	Hemp License
HealthCentral, LLC	280.000022-DISP	Collinsville	01/07/2026	Medical License
HealthCentral, LLC	284.000025-AUDO	Collinsville	03/31/2026	Adult-Use License
HealthCentral, LLC	280.000029-DISP	Adam St. / Springfield	02/03/2026	Medical License
HealthCentral, LLC	284.000026-AUDO	Adam St. / Springfield	03/31/2026	Adult-Use License
HealthCentral, LLC	284.000069-DISP	Horizon Dr. / Springfield	03/31/2026	Adult-Use License
HealthCentral, LLC	284.000104-AUDO	Fairview Heights	03/31/2026	Adult-Use License
Chicago Alternative Health Center, LLC	280.000033-DISP	Archer Ave. / Chicago	04/13/2025	Medical License
Chicago Alternative Health Center, LLC	284.000124-DISP	Archer Ave. / Chicago	03/31/2026	Adult-Use License
Chicago Alternative Health Center, LLC	284.000125-DISP	Chicago Ridge	03/31/2026	Adult-Use License
MOCA LLC	280.000028-DISP	Fullerton Ave. / Chicago	02/01/2026	Medical License
MOCA LLC	284.000076-AUDO	Fullerton Ave. / Chicago	03/31/2026	Adult-Use License
MOCA LLC	284.000077-AUDO	Ohio St. / Chicago	03/31/2026	Adult-Use License
The Homecoming Group, LLC	284.000235-AUDO	Tinley Park	03/31/2026	Adult-Use License
InLabs III, LLC	284.000197-AUDO	Northlake	03/31/2026	Adult-Use License

<u>Maryland</u>

Maryland Regulatory Landscape

Maryland has legalized both medical and adult-use of cannabis. In 2012, a state law was enacted to establish a state-regulated medical cannabis program, with legislation signed in May 2013 and the program becoming operational on December 1, 2017. In November 2022, Maryland voters approved a constitutional amendment to legalize cannabis for adult-use by July 1, 2023. The Maryland General Assembly enacted companion legislation which would create a tax and legal structure to govern cannabis sales and adult-use upon the legalization date of July 1, 2023, including the Cannabis Reform Act (the "CRA"). The CRA established the Maryland Cannabis Administration ("MCA") to oversee both the medical and adult-use programs, and provided for the conversion of existing medical cannabis business licensees to both medical and adult-use. On July 1, 2023, purchase and possession of cannabis for personal adult-use became legal in Maryland for adults 21 and older. Existing medical dispensaries were permitted to pay a conversion fee and sell both adult-use and medical cannabis.

Maryland requires on-going compliance with laws and regulations regarding record keeping, reporting, storage, inventory quality, inventory tracking, security and transportation. Licensees must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state. Licensees are required to submit to announced and unannounced inspections by the MCA, including but not limited to inspections based upon an allegation of noncompliance.

Maryland Licenses

There are three principal license categories in Maryland: (1) cultivation, (2) processing, and (3) dispensary. The cultivation licenses permit a licensee to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell cannabis and related supplies to cannabis dispensaries, facilities for the production of cannabis products and/or cannabis-infused products or other cannabis cultivation facilities. The processing license permits the licensee to acquire, possess, manufacture, deliver, transfer, transport, supply, or sell cannabis products or cannabis-infused products to other cannabis production facilities or cannabis dispensaries. The retail dispensary licenses permit the licensee to purchase cannabis from cultivation facilities, cannabis and cannabis products from product manufacturing facilities and cannabis from other cannabis dispensaries, as well as allow the sale of cannabis and cannabis products.

All cultivation, processing and dispensary establishments must register with the MCA. If applications contain all required information, establishments are issued a medical cannabis establishment registration certificate. Medical registration certificates are valid for a period of six years and are subject to annual renewals after required fees are paid and the business remains in good standing. After the first expiration of the approved license, the medical dispensary, cultivation and processing licensee is required to renew every four years. Adult-use cannabis licenses will be valid for a period of five years following initial licensure, and an additional five-year period following renewal. Renewal applications may be denied if the licensee has a history of non-compliance and penalties.

The below table lists our Maryland licenses:

Entity	License Number	City	Expiration / Renewal Date	Description
Blue Mountain Care LLC	DA-23-00027	Aberdeen	06/30/2028	Adult-Use License, Medical License
Durjaya, LLC	DA-23-00107	Crofton	06/30/2028	Adult-Use License, Medical License
Farmalogics Health and Wellness, LLC	DA-23-00104	Ellicott City	06/30/2028	Adult-Use License, Medical License
Blue Pharms, LLC	DA-23-00106	Laurel	06/30/2028	Adult-Use License, Medical License

Massachusetts

Massachusetts Regulatory Landscape

Massachusetts has legalized both medical and adult-use of cannabis. The Massachusetts Medical Use of Marijuana Program (the "MA Program") was formed pursuant to the Act for the Humanitarian Medical Use of Marijuana (the "MA ACT") and allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Medical Marijuana Treatment Center (each, a "MTC"), and MTC agent that qualifies and registers under the MA Program.

In November 2016, Massachusetts voters passed a ballot initiative to legalize and regulate cannabis for adult-use. The Massachusetts legislature passed enacting legislation in July 2017 which, among other items, established the Cannabis Control Commission of Massachusetts (the "CCC") to oversee both the existing MA Program and the new adult-use program. Sales of adult-use cannabis in Massachusetts started in July 2018.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, prevention of diversion, transportation, inventory practices, personnel, and more. As in other states where cannabis is legal, the CCC can deny licenses and renewals for multiple reasons, including but not limited to failure to complete the application process within the required time period, an indication of an inability to maintain and operate a compliant cannabis establishment, failure to comply with cannabis license control limitations, and rejection of revocation of another cannabis license in Massachusetts or elsewhere. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of the state.

The MA Program mandates a comprehensive application process for MTCs. Each registered cannabis dispensary applicant must submit a certificate of good standing, comprehensive financial statements, a character and competency form, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the MTC. Municipalities may individually determine what local permits or licenses are required if an MTC wishes to establish an operation within its boundaries.

Similarly, adult-use license applicants must submit detailed information about its business registration, certificates of good standing, and a plan to obtain liability insurance in connection with the application process, which must include a detailed business plan, a detailed summary of operating policies and procedures addressing issues like security, storage, prevention of diversion, transportation, inventory practices, recordkeeping, and a specific diversity plan demonstrating promotion of equity among people of color, women, veterans, persons with disabilities, and LGBTQ+ individuals. All individuals identified as having direct or indirect control in the license must undergo an extensive background check that includes criminal, civil, and regulatory records; certain criminal convictions, civil actions, or regulatory infractions may trigger a finding of unsuitability.

The CCC or its agents may inspect a cannabis establishment and affiliated vehicles at any time without prior notice in order to determine compliance with all applicable laws and regulations.

On July 10, 2018, the U.S. Attorney for the District of Massachusetts, Andrew Lelling, issued a statement regarding the legalization of adult-use cannabis in Massachusetts. Attorney Lelling stated that since he has a constitutional obligation to enforce the laws passed by Congress, he would not immunize the residents of Massachusetts from federal law enforcement. He did state, however, that his office's resources would be primarily focused on combating the opioid epidemic. He stated that considering those factors and the experiences of other states that have legalized adult-use cannabis, his office's enforcement efforts would focus on the areas of overproduction, targeted sales to minors, and organized crime and interstate transportation of drug proceeds. On May 19, 2023, Joshua S. Levy assumed the role of acting U.S. Attorney for the District of Massachusetts.

Massachusetts Licenses

The Cannabis Control Commission oversees the adult-use program. Under the adult-use program, there are various different state license categories, but the two principal ones are cultivator and establishment (dispensary). Municipalities may individually determine what local permits or licenses are required if a licensee wishes to establish an operation within its boundaries. Each Massachusetts license is valid for one year and must be renewed annually.

The below table lists our Massachusetts licenses:

Entity	License Number	City	Expiration / Renewal Date	Description
MassGrow, LLC	MC281488	Athol	03/17/2025	Adult-Use Cultivation License
MassGrow, LLC	MP281460	Athol	03/17/2025	Manufacturing Processing License
Ascend Mass, LLC	MR282077	Boston	04/11/2025	Adult-Use License
Ascend Mass, LLC	MR282837	Newton	11/17/2025	Adult-Use License
Southcoast Apothecary, LLC	MR283075	New Bedford	04/12/2025	Adult-Use License
Amesbury Seller Entity[1]	MC281255	Amesbury	07/11/2025	Adult-Use Cultivation License
Amesbury Seller Entity[1]	MP281300	Amesbury	07/11/2025	Adult-Use Manufacturing Processing License

[1] Pending regulatory approval of ownership transfer. Managed under management services agreements, pending acquisition close.

Michigan

Michigan Regulatory Landscape

Michigan has legalized both medical and adult-use of cannabis. Following a public ballot initiative, what is now known as the Michigan Medical Marihuana Act ("MMMA") was enacted in December 2008 to provide access to state residents to cannabis and cannabis related products under certain qualifying debilitating conditions. The Medical Marijuana Facilities Licensing Act ("MMFA") was adopted by the legislature in 2016 to provide for the licensing of commercial medical cannabis growers, processors, transporters, and provisioning centers. In November 2018, Michigan voters approved the Michigan Regulation and Taxation of Marihuana Act ("MRTMA") through another public ballot initiative legalizing and establishing a licensing and regulatory framework for adult-use growers, processors, secure transporters, retailers, microbusinesses, event organizers, designated consumption establishments, and safety compliance facilities. The state began taking applications for such on November, 1, 2019 and the first sales of adult-use cannabis took place on December 1, 2019.

The Cannabis Regulatory Agency (formally known as the Marihuana Regulatory Agency, the "CRA") is a separate agency within the Michigan Department of Licensing and Regulatory Affairs and is responsible for the oversight of cannabis, including issuing cards to patients and the oversight and licensing of medical facilities and adult-use establishments. While the MMFLA and MRTMA remain separate and distinct laws, the CRA adopted topic-based Administrative Rules in June 2020 which address both medical facilities and adult-use establishments. The most recent update to the Administrative Rules went into effect on March 7, 2022.

Under both the MMFLA and MRTMA, Michigan municipalities can choose if they will allow cannabis establishments or facilities, and the type and number of establishments or facilities within their jurisdiction. This includes licensing and zoning ordinances for many municipalities. Because each municipality is able to devise a unique set of rules for cannabis licenses, each facility or establishment in a different Michigan municipality may be subject to a different set of local ordinances.

Licensees are heavily regulated pursuant to the MRTMA, MMFLA and Administrative Rules, with on-going requirements related to operations, security, storage, transportation, inventory tracking, reporting, personnel, and more. As in other states where cannabis is legal, Michigan regulators can deny or revoke licenses and renewals for multiple reasons. Licensees must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state. Licensees are required to submit to announced and unannounced inspections by the CRA or its agents, including initial pre-licensure inspections, a post-licensure inspection within 30 days of operation, and then semi-annual inspections thereafter.

On November 8, 2018, former U.S. Attorneys Matthew Schneider and Andrew Birge for the Eastern and Western Districts of Michigan, respectively, issued a joint statement regarding the legalization of adult-use cannabis in Michigan. They stated that since they had taken oaths to protect and defend the Constitution and the laws of the United States, they would not immunize the residents of Michigan from federal law enforcement. They stated that they would continue to the investigation and prosecution of cannabis crimes as they do with any other crime and in doing so, would consider the federal law enforcement priorities set by the DOJ, the seriousness of the crime, the deterrent effect of prosecution, and the cumulative impact of the crime on a community, while also considering their ability to prosecute with limited resources. They did state that resources would be primarily focused on combating the opioid epidemic and enforcement efforts focused on areas including interstate trafficking, involvement of other illegal drugs or activity, persons with criminal records, presence of firearms or violence, criminal enterprises, gangs and cartels, bypassing local laws and regulations, potential for environmental contamination, risks to minors, and cultivation on federal property. On December 21, 2021, Dawn N. Ison was appointed as U.S. Attorney for the Eastern District of Michigan. On May 5, 2022, Mark A. Totten was appointed as U.S. Attorney for the Western District of Michigan.

Michigan Licenses

Michigan administrates ten types of cannabis licenses: (1) grower licenses, (2) processor licenses, (3) secure transporter licenses, (4) provisioning center/retailer licenses, (5) retailer licenses, (6) safety compliance facility licenses, (7) designated consumption establishment licenses, (8) event licenses, (9) microbusiness licenses, and (10) educational research licenses. Michigan also issues hemp processor handling licenses, which it requires all dispensaries, cultivators, and processors to hold. There are no stated limits on the number of licenses that can be made available on a state level; however, regulatory authorities have discretion over the approval of applications and municipalities can pass additional restrictions.

The below table lists our Michigan licenses:

Entity	License Number	City	Expiration / Renewal Date	Description
FPAW Michigan, LLC	AU-R-000286	Ann Arbor	11/27/2025	Adult-Use License
FPAW Michigan, LLC	PC-000391	Battle Creek	07/29/2025	Medical Use License
FPAW Michigan, LLC	AU-R-000234	Battle Creek	11/27/2025	Adult-Use License
FPAW Michigan, LLC	PC-000318	Morenci	07/29/2025	Medical Use License
FPAW Michigan, LLC	AU-R-000125	Morenci	11/27/2025	Adult-Use License
FPAW Michigan, LLC	PC-000503	28th Street, Grand Rapids	07/29/2025	Medical Use License
FPAW Michigan, LLC	AU-R-000338	28th Street, Grand Rapids	11/27/2025	Adult-Use License
FPAW Michigan, LLC	AU-R-000373	Scribner Ave, Grand Rapids	11/27/2025	Adult-Use License
FPAW Michigan, LLC	PC-000846	Century Ave, Grand Rapids	07/29/2025	Medical Use License
FPAW Michigan, LLC	AU-R-000923	Century Ave, Grand Rapids	11/27/2025	Adult-Use License
FPAW Michigan, LLC	PR-000171	Lansing	07/29/2025	Medical Processor License
FPAW Michigan, LLC	GR-C-000858, GR-C-000859, GR-C-000860, GR-C-000861, GR-C-000742, GR-C-000856, GR-C-000857	Lansing	07/29/2025	Medical Cultivation License
FPAW Michigan, LLC	AU-G-C000312, AU-G-C000327, AU-G-C000328, AU-G-C000329, AU-G-C000498, AU-G-EX-000209, AU-G-EX-000210, AU-G-EX-000211, AU-G-EX-000212, AU-G-EX-000213	Lansing	11/27/2025	Adult-Use Cultivation License
FPAW Michigan, LLC	AU-P-000145	Lansing	11/27/2025	Adult-Use Processor License
FPAW Michigan, LLC	PC-000791	East Lansing	07/29/2025	Medical License
FPAW Michigan, LLC	AU-R-000706	East Lansing	11/27/2025	Adult-Use License
FPAW Michigan, LLC	L - 000451425	Lansing	04/30/2025	Processing/Liquor License
FPAW Michigan, LLC	HPHL-002429	All locations	11/30/2025	Hemp Processor-Retail Handler License
TJM Enterprises Services LLC	HPHL-002457	Detroit	11/30/2025	Hemp Retail Handler License
TJM Enterprises Services LLC	AU-R-001377	Detroit	02/18/2026	Adult-Use License

New Jersey Regulatory Landscape

New Jersey has legalized both medical and adult-use of cannabis. New Jersey's medical cannabis program was introduced in January 2010 when Governor Corzine signed the New Jersey Compassionate Use Medical Marijuana Act into law, which legalized medical cannabis for patients with certain enumerated qualifying conditions. Medical cannabis sales began in December 2012 through licensed Alternative Treatment Centers ("ATCs").

On November 3, 2020, New Jersey voters approved an amendment to the state's constitution to legalize cannabis for adult-use. On February 22, 2021, Governor Phil Murphy signed into law three bills which, taken together, give effect to the amendment and decriminalize small amounts of cannabis possession in New Jersey. The Cannabis Regulatory Commission ("CRC") was created to establish rules and regulations governing the sale and purchase of adult-use cannabis, to administer the state's medicinal cannabis program, and to oversee licensing for all areas of the cannabis industry. On April 21, 2022 the first adult-use sales began.

ATC licenses are awarded by a selection committee that evaluates applicants on the following general criteria: (1) submittal of mandatory organizational information; (2) ability to meet the overall health needs of qualified patients and safety of the public; (3) history of compliance with regulations and policies governing government-regulated cannabis programs; (4) ability and experience of applicant in ensuring an adequate supply of cannabis; (5) community support and participation; (6) ability to provide appropriate research data; (7) experience in cultivating, manufacturing, or dispensing cannabis in compliance with government-regulated cannabis programs; and (8) workforce and job creation plan. Information required to be submitted is wide-ranging, and includes identification information and background checks of principals, employees, directors, and other stakeholders, and evidence of compliance with certain state and local laws and ordinances.

Licensees are heavily regulated with detailed on-going requirements related to operations, security, storage, transportation, inventory tracking, reporting, personnel, and more. As in other states where cannabis is legal, New Jersey regulators can deny or revoke licenses and renewals for multiple reasons. Licensees must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state. Licensees are required to submit to announced and unannounced inspections by regulators, and are required to notify regulators within 20 days of any violation along with detailed information of corrective actions taken.

New Jersey Licenses

New Jersey permits the operation of vertically integrated cannabis licenses which allows the licensee to cultivate, process, and sell cannabis products. There are also non-vertically integrated licenses, which principally include (1) cultivation and manufacture and (2) dispensary. For adult-use cannabis, New Jersey administers six license classes, including (1) cultivation, (2) manufacture, (3) wholesale, (4) distributor, (5) retail, and (6) delivery. ATCs may expand into adult-use sales if approved by the CRC.

The below table lists our New Jersey licenses:

Entity	License Number	City	Expiration / Renewal Date	Description
Ascend New Jersey, LLC	MC000002	Franklin	12/31/2025	Medical Cultivation License
Ascend New Jersey, LLC	MM000202	Franklin	12/31/2025	Medical Manufacturing License
Ascend New Jersey, LLC	C000002	Franklin	04/17/2025	Adult-Use Cultivation License
Ascend New Jersey, LLC	M000001	Franklin	04/17/2025	Adult-Use Manufacturing License
Ascend New Jersey, LLC	MRE000817	Wharton	12/31/2025	Medical License
Ascend New Jersey, LLC	RE00015	Wharton	06/05/2025	Adult-Use License
Ascend New Jersey, LLC	MRE000805	Rochelle Park	12/31/2025	Medical License
Ascend New Jersey, LLC	RE000012	Rochelle Park	04/20/2025	Adult-Use License
Ascend New Jersey, LLC	MRE000823	Fort Lee	12/31/2025	Medical License
Ascend New Jersey, LLC	RE000259	Fort Lee	11/14/2025	Adult-Use License

Ohio

Ohio Regulatory Landscape

Ohio has legalized both medical and adult-use of cannabis. Established September 8, 2016, the Ohio Medical cannabis Control Program ("OMMCP") allowed people with certain debilitating medical conditions to purchase medical cannabis. On November 7, 2023, Ohio voted to legalize adult-use cannabis through a ballot proposal known as Issue 2. Despite the lack of enacting legislation, Issue 2 established a regulatory framework, including the creation of the Division of Cannabis Control ("DCC") as part of the Ohio Department of Commerce, which licenses and regulates medical and adult-use cultivators, processors, testing laboratories, and dispensaries. As of today, the DCC continues to work to propose new rules to govern Ohio's medical and adult-use cannabis market and replace the rules currently in effect. As of January 30, 2025, the DCC had issued 131 Dual-Use Dispensary Certificates of Operation.

Prior to the creation of the DCC, regulatory oversight was shared between three offices: (a) the Ohio Department of Commerce with respect to overseeing cultivators, processors and testing laboratories, (b) the Ohio Board of Pharmacy with respect to overseeing retail dispensaries and the registration of patients and caregivers, and (c) the State Medical Board of Ohio with respect to certifying physicians to recommend medical cannabis.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventory tracking, reporting, personnel, and more. Regulators can deny or revoke licenses and renewals for multiple reasons, including if the licensee has a history of non-compliance and penalties. Licensees must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state. Licensees are required to submit to announced and unannounced inspections by regulators.

Ohio Licenses

Three principal license categories currently exist in Ohio: (1) cultivation, (2) processing and (3) dispensary. Dispensary certificates of operation carry two-year terms, while certificates of operation for cultivators and processors must be renewed annually. In August 2024, the existing licenses were converted to dual-use licenses which allow for the cultivation, processing, and sale of medical and adult-use cannabis, as applicable.

On August 12, 2022, we entered into the Ohio Agreement that provides us the option to acquire 100% of the equity of Ohio Patient Access, LLC, the holder of a license that grants it the right to operate three dispensaries in Ohio. The Ohio Agreement is subject to regulatory review and approval. Once the regulatory approval is received, we may exercise the option, which exercise is solely within our control. In the intervening period, we provide certain operational services to the three dispensaries associated with this transaction under an interim consulting agreement.

The below table lists the Ohio licenses held by our subsidiaries and contractual parties:

Entity	License Number	City	Expiration / Renewal Date	Description
BCCO, LLC	CCD000036-00	Carroll	07/01/2025	Adult-Use, Medical Dispensary
Hemma, LLC	CCC000018-00	Monroe	09/10/2025	Adult-Use, Medical Cultivation, Packaging, Sell, Deliver
Ohio Cannabis Clinic, LLC	CCD000040-00	Coshocton	07/01/2025	Adult-Use, Medical Dispensary
Marichron Pharma, LLC	CCP000053-00	Monroe	03/23/2025	Adult-Use, Medical Processing
Ohio Patient Access, LLC[1]	CCD000089-00	Sandusky	07/01/2025	Adult-Use, Medical Dispensary
Ohio Patient Access, LLC[1]	CCD000088-00	Piqua	07/01/2025	Adult-Use, Medical Dispensary
Ohio Patient Access, LLC[1]	CCD000087-00	Cincinnati	07/01/2025	Adult-Use, Medical Dispensary

[1] Pending regulatory approval of ownership transfer. Managed under management services agreements pending acquisition close.

Pennsylvania

Pennsylvania Regulatory Landscape

Pennsylvania currently allows access to cannabis for medical use. The Pennsylvania medical cannabis program was signed into law on April 17, 2016 and provided access to state residents with one or more qualifying conditions. On July 11, 2022, Governor Tom Wolf signed into law H.B. 311, containing an amendment that states that a "financial institution authorized to engage in business in this Commonwealth may provide financial services to or for the benefit of a legitimate cannabis-related business." The same protections apply to insurers.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventory tracking, reporting, personnel, and more. Regulators can deny or revoke licenses and renewals for multiple reasons. Licensees must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state. Licensees are required to submit to announced and unannounced inspections by regulators.

Pennsylvania Licenses

There are two principal license categories in Pennsylvania: (1) cultivation/processing and (2) dispensary. All cultivation/processing establishments and dispensaries must register with the Pennsylvania Department of Health. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. The Pennsylvania Department of Health must renew a permit unless it determines the applicant is unlikely to maintain effective control against diversion of medical cannabis and the applicant is unlikely to comply with all laws as prescribed under the Pennsylvania medical cannabis program. Story of PA CR, LLC holds two dispensary licenses and one cultivation/processing license.

The below table lists our Pennsylvania licenses:

Entity	Clinical Registrant Number	City	Expiration / Renewal Date	Description
Story of PA CR, LLC	CR-01-GP21-5101	Smithfield	03/01/2026	Medical Cultivation / Processor License
Story of PA CR, LLC	CR01-D21-2101	Scranton	03/01/2026	Medical License
Story of PA CR, LLC	CR01-D21-2101	Wayne	03/01/2026	Medical License
Story of PA CR, LLC	CR01-D21-2101	Cranberry Township	03/01/2026	Medical License
Story of PA CR, LLC	CR01-D21-2101	Monaca	03/01/2026	Medical License
Story of PA CR, LLC	CR01-D21-2101	Whitehall	03/01/2026	Medical License

Certain Recent Developments

Certain recent developments of the Company are discussed in more detail in "Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*" to this Annual Report on Form 10-K and/or in the notes to the consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K, which sections include the description of other events that occurred during the year. For a description of our material pending legal proceedings, please see Note 15, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Available Information

Our website address is www.awholdings.com. Through this website, our filings with the SEC and the Canadian securities regulatory authorities, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC and the relevant Canadian securities regulatory authorities. The information provided on our website is not part of this document.

ITEM 1A. RISK FACTORS

 Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should carefully consider the following risks, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of shares of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to use or that we currently do not believe are material.

Summary of Risk Factors

 Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. This summary does not address all of the risks that we face. These risks include, among others, the following:

- the effect of the volatility of the market price and liquidity risks on shares of our Class A common stock;
- the effect of the voting control exercised by holders of Class B common stock;
- the effect of our Buyback Program;
- our ability to attract and maintain key personnel;
- our ability to continue to open new dispensaries and cultivation facilities as anticipated;
- the illegality of cannabis under federal law;
- our ability to comply with state and federal regulations;
- the uncertainty regarding enforcement of cannabis laws;
- the effect of restricted access to banking and other financial services;
- the effect of constraints on marketing and risks related to our products;
- the effect of unfavorable tax treatment for cannabis businesses;
- the effect of proposed legislation on our tax liabilities and financial performance;
- the effect of security risks;
- the effect of infringement or misappropriation claims by third parties;
- our ability to comply with potential future U.S. Food and Drug Administration (the "FDA") regulations;
- our ability to enforce our contracts;
- the effect of unfavorable publicity or consumer perception;
- the effect of risks related to material acquisitions, dispositions and other strategic transactions;
- the effect of agricultural and environmental risks;
- the effect of climate change;
- the effect of risks related to information technology systems;
- the effect of unknown health impacts associated with the use of cannabis and cannabis derivative products;
- the effect of product liability claims and other litigation to which we may be subjected;
- the effect of risks related to the results of future clinical research;
- the effect of intense competition in the industry;

- the effect of the maturation of the cannabis market;

- the effect of adverse changes in the wholesale and retail prices;

- the effect of sustained inflation;

- the effect of political and economic instability;

- the effect of outbreaks of pandemic diseases, fear of such outbreaks or economic disturbances due to such outbreaks; and

- the effect of general economic risks, such as the unemployment level, interest rates, and inflation, and challenging global economic conditions.

Risk Factors

Risks Related to Our Business and Industry

Cannabis remains illegal under U.S. federal law, and enforcement of cannabis laws could change.

We are currently engaged in the cannabis industry in the United States, both directly and indirectly, where local and state laws permit such activities. However, investors are cautioned that cannabis is a Schedule I controlled substance pursuant to the United States Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), and is illegal under U.S. federal law. Even in those states in which the use of cannabis has been legalized, its use, cultivation, sale and distribution remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would harm our business, prospects, results of operation, and financial condition.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical and adult-use cannabis, for both adult-use and medical purposes, cannabis is largely regulated at the state level in the United States. To date, the cultivation and sale of cannabis for medical uses has been legalized in 39 states, four of five permanently inhabited U.S. territories and the District of Columbia. The adult-use of cannabis has been legalized in 24 states, the Northern Mariana Islands, Guam, and the District of Columbia. Although certain U.S. states have legalized the sale of medical or adult-use cannabis, the sale, distribution, and cultivation of cannabis and cannabis-related products remains illegal under U.S. federal law pursuant to the CSA. The CSA classifies cannabis as a Schedule I controlled substance, and as such, medical and adult-use cannabis use is illegal under U.S. federal law.

Unless and until the United States Congress ("Congress") amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. If that occurs, we may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law. Any person connected to the cannabis industry in the United States may be at risk of federal criminal prosecution and civil liability in the United States. Any investments may be subject to civil or criminal forfeiture and total loss.

We are directly or indirectly engaged in the medical and adult-use cannabis industry in the United States where local state law permits such activities. Although our activities are believed to be compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve us from liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against us. There can be no assurances that the federal government of the United States will not seek to enforce the applicable laws against us. Enforcement of federal law regarding cannabis is a significant risk and would greatly harm our business, prospects, revenue, results of operation and financial condition.

Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. The Obama administration attempted to address the inconsistent treatment of cannabis under state and federal law in August 2013 in a memorandum which then-Deputy Attorney General James Cole sent to all U.S. District Attorneys (the "Cole Memorandum"). The Cole Memorandum outlined certain priorities for the Department of Justice (the "DOJ") relating to the prosecution of cannabis offenses and noted that, in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with such laws and regulations was not a priority for the DOJ. However, the DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, then-U.S. Attorney General Jeff Sessions formally issued a memorandum (the "Sessions Memorandum") which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects "Congress' determination that cannabis is a dangerous drug and cannabis activity is a serious crime," and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities, despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and thus it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

There can be no assurance that the federal government will not enforce federal laws relating to cannabis and seek to prosecute cases involving cannabis businesses that are otherwise compliant with state laws in the future. Mr. Sessions resigned as U.S. Attorney General on November 7, 2018. On February 14, 2019, William Barr was confirmed as U.S. Attorney General. On January 7, 2021, then President-elect Joe Biden announced his nomination of current Chief Judge of the United States Court of Appeals for the District of Columbia Circuit, Merrick Garland, to succeed Mr. Barr as the U.S. Attorney General. Merrick Garland was officially sworn in as Attorney General of the United States on March 11, 2021 and served until January 20, 2025. On November 21, 2024, then President-elect Donald Trump announced his nomination of Pamela Bondi to succeed Mr. Garland. Ms. Bondi was officially sworn in as U.S. Attorney General on February 5, 2025 following her confirmation from the Senate. It is unclear what impact this development will have on U.S. federal government enforcement policy.

We may be subject to action by the U.S. federal government.

Since the cultivation, processing, production, distribution and sale of cannabis for any purpose, medical, adult-use or otherwise, remain illegal under U.S. federal law, it is possible that we may be forced to cease activities. The U.S. federal government, through, among others, the DOJ, its sub-agency, the Drug Enforcement Administration (the "DEA"), and the Internal Revenue Service ("IRS"), has the right to actively investigate, audit and shut down cannabis growing facilities, processors and retailers. The U.S. federal government may also attempt to seize our property. Any action taken by the DOJ, the DEA and/or the IRS to interfere with, seize or shut down our operations will have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

Because federal law criminalizing the use of cannabis preempts state laws that legalize its use, the federal government can assert criminal violations of federal law despite state laws permitting the use of cannabis. While it does not appear that federal law enforcement and regulatory agencies are focusing resources on licensed cannabis related businesses that are operating in compliance with state law, this could change at any time. Additionally, while the MORE Act was passed by the House of Representatives on December 4, 2020, it was not passed by the Senate prior to the end of the 116th Congress. An updated version was subsequently reintroduced in the House of Representatives on May 28, 2021. On September 30, 2021, the House Judiciary Committee voted to advance the MORE Act once again in a first step towards passage in the full House. Before it could become law, the MORE Act would need to be passed by the House of Representatives and Senate and then signed into law by the president. There is no guaranty that the MORE Act will become law in its current form, if at all. Additionally, as the rescission of the Cole Memorandum and the implementation of the Sessions Memorandum demonstrate, the DOJ may at any time issue additional guidance that directs federal prosecutors to devote more resources to prosecuting cannabis related businesses. If the DOJ under the Trump administration aggressively pursues financiers or equity owners of cannabis-related businesses, and U.S. Attorneys follow the DOJ policies through pursuing prosecutions, then we could face:

- seizure of our cash and other assets used to support or derived from our cannabis subsidiaries;

- the arrest of our employees, directors, officers, managers and investors;

- ancillary criminal violations of the Controlled Substances Act for aiding and abetting, and conspiracy to violate the Controlled Substances Act by providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors and/or retailers of cannabis; and

- the barring of our employees, directors, officers, managers and investors who are not U.S. citizens from entry into the United States for life.

Because the Cole Memorandum was rescinded, the DOJ under the current or a future administration or an aggressive federal prosecutor could allege that us and our Board, our executive officers and, potentially, our stockholders, "aided and abetted" violations of federal law by providing finances and services to our portfolio cannabis companies. Under these circumstances, federal prosecutors could seek to seize our assets, and to recover the "illicit profits" previously distributed to stockholders resulting from any of our financing or services. In these circumstances, our operations would cease, stockholders may lose their entire investments and directors, officers and/or stockholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Additionally, there can be no assurance as to the position President Trump's administration may take on cannabis, and the administration could decide to enforce the federal laws strongly. Any enforcement of current federal cannabis laws could cause significant financial damage to us and our stockholders. Further, the current or a future administration may choose to treat cannabis differently and potentially enforce the federal laws more aggressively.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. These results could have a material adverse effect on us, including our reputation and ability to conduct business, our holding (directly or indirectly) of cannabis licenses in the United States, the listing of our Class A common stock on various stock exchanges, our financial position, operating results, profitability or liquidity or the market price of our shares of Class A common stock. In addition, it is difficult to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because: (i) the time and resources that may be needed depend on the nature and extent of any information requested by the authorities involved, and (ii) such time or resources could be substantial.

U.S. state regulation of cannabis is uncertain.

Our activities are, and will continue to be, subject to evolving regulation and interpretation by various governmental authorities. The medical and adult-use cannabis industries are subject to various local, state and federal laws, regulations, guidelines, and licensing requirements relating to the manufacture, sale, distribution, management, transportation, storage, and disposal of cannabis, as well as being subject to laws and regulations relating to health and safety, the conduct of operations, and the protection of the environment. There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Given the current regulatory environment in the United States, new risks may emerge, and management may not be able to predict all such risks. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, our business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect us, our business and our assets or investments.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, the rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All of our implemented operating policies and procedures are compliance-based and are derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding our efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that we will receive or will continue to hold the requisite licenses, permits or cards to operate our businesses as currently operated or as proposed to be operated in the future, or that we will be able to complete business transactions, including acquisitions or transfers of licenses, permits, cards or other property.

In addition, local laws and ordinances could restrict our business activity. Although our operations are legal under the laws of the states in which we operate, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances and similar laws could be adopted or changed and have a material adverse effect on our business.

Multiple states where medical and/or adult-use cannabis is legal have or are considering special taxes or fees on businesses in the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon our business, prospects, revenue, results of operation and financial condition.

We are affected by the dynamic laws and regulations of the industry.

The success of our business strategy depends on the legality of the cannabis industry. The constant evolution of laws and regulations affecting the cannabis industry could detrimentally affect us. Our current and proposed operations are subject to a variety of local, state and federal cannabis laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of their business plans.

In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plans and result in a material adverse effect on certain aspects of its planned operations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease operations entirely. If cannabis is legalized at the federal level, our business and operations could be negatively affected if such legalization permits cannabis to be transported or sold across state lines, which could disrupt wholesale pricing in states with high wholesale prices. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, SEC, the DOJ, the Financial Industry Regulatory Authority or other federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or adult-use purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The medical and adult-use cannabis industries are subject to significant regulatory change at both the state and federal level. The regulatory uncertainty surrounding the industries may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital. In addition, we will not be able to predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to its business. For example, see "*We may be subject to heightened scrutiny by Canadian regulatory authorities*" below.

State regulatory agencies may require us to post bonds, maintain large insurance policies or post significant fees.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the legal cannabis industry to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise taxes. We are not able to quantify at this time the potential scope of such bonds or fees in the states in which we currently operate or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of our business.

We may be subject to heightened scrutiny by Canadian regulatory authorities.

Our Class A common stock is traded on the CSE. Our business, operations and investments are in the United States, and any future business, operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the United States. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate or invest in the United States or any other jurisdiction.

In 2017, there were concerns that the Canadian Depository for Securities Limited, through its subsidiary CDS Clearing and Depository Services Inc. ("CDS"), Canada's central securities depository responsible for clearing and settling trades in the Canadian equity, fixed income and money markets, would refuse to settle trades for cannabis issuers that have investments in the United States. However, CDS has not implemented this policy.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding ("MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the Canadian securities exchanges to review the conduct of listed issuers.

The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States.

Although the MOU indicated that there are no plans to ban the settlement of securities through CDS, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were implemented at a time when shares of Class A common stock are listed on a Canadian stock exchange, it would have a material adverse effect on the ability of holders of shares of Class A common stock to make and settle trades. In particular, the shares of Class A common stock would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of shares of Class A common stock through the facilities of the applicable Canadian stock exchange.

We may face limitations on ownership of cannabis licenses.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses and types of licenses issued, but also the number of cannabis licenses and types that one person or entity may own. We believe that, where such restrictions apply, the Company may still recognize revenue in the market through wholesale sales, exclusive marketing relations, the provision of management or support services, and joint ventures or similar contractual relationships with other operators to ensure continued compliance with the applicable regulatory guidelines. In addition, states may require that certain qualified applicants or individuals participate in the ownership of the licensed entity. Such limitations on the ownership of additional licenses within certain states may limit our ability to expand in such states.

Our ability to expand our product offerings and dispensary services may be limited.

As we introduce or expand our cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

We face risks associated with licensing relating to supply, supply chain and market constraints.

The cannabis laws and regulations of states in which we operate limit the granting and number of licenses granted for dispensaries and cultivation and production facilities. The number of licenses by category, and issuance of individual licenses, may be limited, delayed, denied or otherwise unissued. This separate treatment of individual licenses as well as license categories, along with limits set on the number of licenses granted in each of these operating categories, can result in market and supply chain risks including, for example, mismatch between cultivation and production facilities and dispensaries relating to availability and production of cannabis products. This can result in, among other things, market, pricing and supply risks, which may have a material effect on the Company's business, financial condition and operations.

We may become subject to FDA or Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF") regulation.

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II or Schedule III controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting, processing and labeling of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. If some or all of these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If we are unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the ATF. The ATF may issue rules and regulations related to the use, transporting, sale and advertising of cannabis or cannabis products, including smokeless cannabis products.

Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services.

We are subject to a variety of laws and regulations in the United States that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the Patriot Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. Since the cultivation, manufacture, distribution and sale of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957) and the Bank Secrecy Act, among other applicable federal statutes. Accordingly, pursuant to the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan or any other service could be criminally prosecuted for willful violations of money laundering statutes, in addition to being subject to other criminal, civil and regulatory enforcement actions.

Banks often refuse to provide banking services to businesses involved in the cannabis industry due to the present state of the laws and regulations governing financial institutions in the U.S. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of checks and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services. The above-mentioned laws and regulations can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a "specified unlawful activity" such as distributing controlled substances, including cannabis, which are illegal under federal law, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA. We may also be exposed to the foregoing risks.

In February 2014, the FinCEN issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. The FinCEN Memorandum directed prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Memorandum, nor has FinCEN given any indication that it intends to rescind the FinCEN Memorandum itself. Shortly after the Sessions Memorandum was issued, FinCEN did state that it would review the FinCEN Memorandum, but FinCEN has not yet issued further guidance.

Although the FinCEN Memorandum remains intact, it is unclear whether the current administration will continue to follow its guidelines. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the prosecution of banks and financial institutions for crimes that were not previously prosecuted.

If our operations, or proceeds thereof, dividend distributions or profits or revenues derived from our operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime (the sale of a Schedule I drug) under the Bank Secrecy Act's money laundering provisions. This may restrict our ability to declare or pay dividends or effect other distributions.

The FinCEN Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear comfortable providing banking services to cannabis-related businesses or relying on this guidance given that it has the potential to be amended or revoked by the current administration. There are no assurances that this position will change under the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it operates in permits cannabis sales. Our inability or limitation of our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently.

Other potential violations of U.S. federal law resulting from cannabis-related activities include the Racketeer Influenced Corrupt Organizations Act ("RICO"). RICO is a federal statute providing criminal penalties in addition to a civil cause of action for acts performed as part of an ongoing criminal organization. Under RICO, it is unlawful for any person who has received income derived from a pattern of racketeering activity (which includes most felonious violations of the CSA), to use or invest any of that income in the acquisition of any interest, or the establishment or operation of, any enterprise which is engaged in interstate commerce. RICO also authorizes private parties whose properties or businesses are harmed by such patterns of racketeering activity to initiate a civil action against the individuals involved. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action. Defending such a case has proven extremely costly, and potentially fatal to a business' operations.

On April 26, 2023, the Secure and Fair Enforcement Banking Act (the "SAFE Banking Act") was reintroduced in the House of Representatives and the Senate. The House previously passed the SAFE Banking Act on seven separate occasions, including most recently in 2022, but the measure stalled in the Senate. Most recently, on September 20, 2023, an updated version of the SAFE Banking Act known as the Secure and Fair Enforcement Regulation Banking Act (the "SAFER Banking Act") was introduced in the Senate and, for the first time, the legislation was advanced out of committee to the Senate floor on September 27, 2023.

As written, the SAFE Banking Act and SAFER Banking Act would allow financial institutions to provide their services to state-legal cannabis clients and ancillary businesses serving state-legal cannabis businesses without fear of federal sanctions. There is no guarantee either the SAFE Banking Act, the SAFER Banking Act, or similar legislation will become law in their current forms, if at all.

In the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada, and subject us to civil and/or criminal penalties. Furthermore, in the event that a determination was made that the proceeds from our operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, we may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time. We could likewise be required to suspend or cease operations entirely.

We are subject to proceeds of crime statutes.

We will be subject to a variety of laws that concern money laundering, financial recordkeeping and proceeds of crime. These include: the Bank Secrecy Act, as amended by Title III of the Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the rules and regulations under the Criminal Code of Canada and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of our activities, or any proceeds thereof, in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above, or any other applicable legislation. This could have a material adverse effect on us and, among other things, could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

We face risks related to U.S. tax provisions related to controlled substances.

Limits on U.S. deductibility of certain expenses may have a material adverse effect on our financial condition, results of operations and cash flows. Section 280E ("Section 280E") of the United States Internal Revenue Code of 1986, as amended, prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest, and penalties resulting from the underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E that is favorable to cannabis businesses.

The Company has filed amended tax returns with the IRS on behalf of itself and its subsidiaries claiming refunds of tax for 2020 and 2021 and a refund and/or reduction of tax for 2022 which had been incurred as a result of the application of Section 280E based on a legal interpretation that Section 280E does not apply to solely intrastate cannabis-related business activities. The Company took this position for the 2023 filing year and intends to continue to take this position for the 2024 filing year. There is no guarantee that the IRS will not challenge our refund request and prevail in such challenge.

If our tax filing positions were to be challenged by federal, state and local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. We, therefore, analyze and consider the appropriateness of recording reserves for unrecognized tax benefits each quarter. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

On May 21, 2024, the United States Department of Justice published a notice of proposed rulemaking with the Federal Register to initiate a formal rulemaking process to consider rescheduling cannabis under the CSA. In June 2024, the IRS issued a press release stating that, until a final rule is published, cannabis remains a Schedule I controlled substance and is subject to the limitations of Section 280E. In this press release, the IRS also announced that taxpayers seeking a refund of taxes paid related to Section 280E by filing amended returns are not entitled to a refund or payment and that it is taking steps to address these claims. From time to time, the Company receives notices from various local, state, and federal tax agencies in the normal course of business. The Company is currently engaged with certain state and federal departments of revenue in respect to certain of the Company's income tax returns that have been selected for examination.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we conduct business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit, require, or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products, and as may be required in connection with any business transactions, including acquisition or transfer of licenses, permits, cards or other property. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

While we endeavor to comply with all relevant laws, regulations and guidelines and we are in compliance or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance.

We may face difficulties in enforcing our contracts.

Because our contracts involve cannabis and other activities that are currently illegal under U.S. federal law and the laws of certain other jurisdictions, we may face difficulties in enforcing our contracts in U.S. federal courts and certain state courts.

More specifically, some courts have determined that contracts relating to state legal cultivation and sale of cannabis are unenforceable on the grounds that they are illegal under federal law and therefore void as a matter of public policy. This could substantially impact the rights of parties making or defending claims involving us and any of our lenders or members.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Notwithstanding that cannabis related businesses operate pursuant to the laws of states in which such activity is legal under state law, judges have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce contracts we enter into if necessary. As we cannot be assured that we will have a remedy for breach of contract, investors must bear the risk of the uncertainty in the law. If borrowers fail or refuse to repay loans and we are unable to legally enforce our contracts, we may suffer substantial losses for which we have no legal remedy. The potential inability of us to enforce any of our contracts could have a material adverse effect on our business, revenues, operating results, financial condition or prospects.

We have limited trademark and intellectual property protection.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws which may be available to most businesses, such as federal trademark protection, may not be available to us. Because producing, manufacturing, processing, possessing, distributing, selling and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, our intellectual property may never be adequately or sufficiently protected against use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection of its intellectual property, whether on a federal, state or local level.

Any infringement or misappropriation of our intellectual property could damage its value and limit our ability to compete. We may have to engage in litigation to protect the rights to our intellectual property, which could result in significant litigation costs and require a significant amount of our time.

Competitors may also harm our sales by designing products that mirror our products or processes without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We may also find it necessary to bring infringement or other actions against third parties to seek to protect our intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that we will have the financial or other resources to enforce our rights or be able to prevent other parties from developing similar products or processes or designing around our intellectual property.

We are and may continue to be subject to constraints on marketing our products.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. The development of our business and operating results may be adversely affected by applicable restrictions on sales and marketing activities imposed by regulatory bodies. Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products. There may be restrictions on sales and marketing activities imposed by government regulatory bodies that can hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

We face risks related to the results of future clinical research.

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as cannabidiol, commonly referred to as CBD, and tetrahydrocannabinol, commonly referred to as THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although we believe that various articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Further, the federal illegality of cannabis and associated limits on our ability to properly fund and conduct research on cannabis and the lack of formal FDA oversight of cannabis, there is limited information about the long-term safety and efficacy of cannabis in its various forms, when combusted or combined with various cannabis and/or non-cannabis derived ingredients and materials or when ingested, inhaled, or topically applied. Future research or oversight may reveal negative health and safety effects, which may significantly impact our reputation, operations and financial performance.

Given these risks, uncertainties and assumptions, prospective purchasers of shares of Class A common stock should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Annual Report on Form 10-K or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for our products, with the potential to have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

We lack access to U.S. bankruptcy protections.

Because cannabis is illegal under U.S. federal law, and bankruptcy is a strictly federal proceeding, many courts have denied cannabis businesses federal bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If we were to seek protection from creditors pursuant to applicable bankruptcy or insolvency laws, there is no guarantee that U.S. federal bankruptcy protections would be available to our United States operations, which would have a material adverse effect on us, our lenders and other stakeholders. While state-level receivership options do exist in some states as an alternative to bankruptcy, the efficacy of these alternatives cannot be guaranteed.

Cannabis businesses may be subject to civil asset forfeiture.

As an entity that conducts business in the cannabis industry, we will potentially be subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative enforcement mechanism for the federal government, any state, or local police force that wants to discourage residents from conducting transactions with cannabis related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Individuals may be required to forfeit property considered to be from proceeds of crime even if the individual is not convicted of a criminal offense, and the standard of proof in a civil forfeiture matter is lower than the burden in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

Our stockholders that are located in states where cannabis remains illegal may be at risk of prosecution under federal and/or state conspiracy, aiding and abetting, and money laundering statutes, and may be at further risk of losing their investments or proceeds thereof under forfeiture statutes. Many states remain able to take action to prevent the proceeds of cannabis businesses from entering their state. Because state legalization is relatively new, it remains to be seen whether these states would take such action and whether a court would approve it. Our stockholders and prospective stockholders should be aware of these potentially relevant federal and state laws in considering whether to invest in our securities.

We face security risks.

The business premises of our operating locations are targets for theft. While we have implemented security measures at each location and continue to monitor and improve such security measures, our cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and we fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, other cannabis goods and cultivation and processing equipment could have a material adverse impact on our business, prospects, revenue, results of operation and financial condition.

As our business involves the movement and transfer of cash which is collected from dispensaries or patients/customers and deposited into our bank, there is a risk of theft or robbery during the transport of cash. Our transport, distribution, and delivery of finished cannabis goods inventory including but not limited to wholesale delivery of finished products to retail customers and delivery of finished goods to end consumers and other intermediaries, also is subject to risks of theft and robbery. We have engaged a security firm to provide security in the transport and movement of large amounts of cash and products. Employees sometimes transport cash and/or products and, if requested, may be escorted by armed guards. While we have taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Additionally, we store certain personally identifiable information, payment information and other confidential information of our customers on our systems. We may experience attempts by third parties to obtain unauthorized access to personally identifiable information, payment information and other confidential information of our customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information, payment information and other confidential information could have a material adverse impact on our business, financial condition and results of operation.

As a result of the COVID-19 pandemic, we have adopted remote and hybrid work arrangements for many of our employees. It is possible that widespread remote work arrangements may have a negative impact on our operations; the execution of our business plans; our ability to recruit, train, manage, and retain employees; the productivity and availability of key personnel and other employees necessary to conduct our business; and on third-party service providers who perform critical services for us, or otherwise cause operational failures. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees' ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in increased consumer privacy, data security, and fraud risks.

We have not been materially impacted by the security risks described herein.

Our operational systems and networks have been, and will continue to be, subject to an increasing risk of continually evolving cybersecurity or other technological risks, which could result in a loss of customer business, financial liability, regulatory penalties, damage to our reputation or the disclosure of confidential information.

We rely on communications and information systems to conduct our business and maintain the security of confidential information and complex transactions, which subjects us to an increasing risk of cyber incidents from these activities due to a combination of new technologies and the increasing use of the Internet to conduct financial transactions, as well as a potential failure, interruption or breach in the security of these systems, including those that could result from attacks or planned changes, upgrades and maintenance of these systems.

Our computer systems, software and networks may be adversely affected by cyber incidents such as unauthorized access; loss or destruction of data (including confidential client information); account takeovers; unavailability of service; computer viruses or other malicious code; cyber-attacks; and other events.

Additionally, in response to the COVID-19 pandemic, we instituted certain remote work policies. The continued prevalence of remote working has increased our vulnerability to cybersecurity and other technological risks related to our computer and communications hardware and software systems and exacerbated certain related risks, including risks of phishing and other cybersecurity attacks.

We are a holding company.

We are a holding company and substantially all of our assets are the capital stock of our subsidiaries in our seven geographic markets: Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. As a result, our stockholders are subject to the risks attributable to our subsidiaries and each individual state laws, rules, and regulatory schemes. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions depends on their operating results and is subject to applicable laws and regulations, which require that solvency and capital standards be maintained by our subsidiaries and contractual restrictions are contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

We face intense competition.

We face intense competition from other companies, some of which have longer operating histories and more financial resources and manufacturing, retail and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

Because of the early stage of the industry in which we operate, we face additional competition from new entrants. If the number of consumers of cannabis in the states in which we operate our business increases, the demand for products and qualified talent will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. Although our operations and strategy are focused in primarily limited license states, the competitive landscape is different in each state. As an example, Michigan does not impose caps on the number of dispensaries an operator can own or control and does not have limitations on canopy cultivation square footage, which has led some operators to build sizable outdoor grows that can be built at much lower cost than indoor cultivation sites and has put pressure on pricing for low- and mid-tier flower. States such as Illinois, Massachusetts, New Jersey and Ohio limit the number of dispensaries an operator can own and control, and also limit the number of cultivation licenses that may be owned by an operator and put caps on the canopy of these cultivation facilities. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales, talent retention and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of our operations.

Competition for the acquisition and leasing of properties suitable for the cultivation, production and sale of medical and adult-use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We compete for the acquisition of properties suitable for the cultivation, production and sale of medical and adult-use cannabis with entities engaged in agriculture, real estate investment, consumer products manufacturing and retail activities, including corporate agriculture companies, cultivators, producers and sellers of cannabis. These competitors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. Larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our stockholders may decrease.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the medical and adult-use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in deciding about whether to invest in us.

Stockholders and investors should consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the shares of Class A common stock to the extent that investors may lose their entire investments.

Our business is subject to the risks inherent in agricultural operations.

Medical and adult-use cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or in greenhouses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of our products and, consequentially, on the anticipated business, financial condition or results of our operations.

We may be adversely impacted by rising or volatile energy costs and dependent on inputs.

Our cannabis cultivation operations consume considerable energy, which makes it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect our business and our ability to operate profitably.

In addition, our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and operating results. Further, the invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy, and transportation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

We may encounter unknown environmental risks.

There can be no assurance that we will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our businesses, which may delay the development of our businesses. Upon encountering a hazardous condition, work at our facilities may be suspended. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of our resources to correct the conditions. Such conditions could have a material impact on our investment returns.

Climate change may have an adverse effect on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snow storms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation. Government action to address climate change, greenhouse gas emissions, and water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations. Failure to mitigate or adequately respond to the risks of climate change could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and an adverse impact on our brand and reputation.

We are dependent on key inputs, suppliers, and skilled labor.

We are dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, such as the raw material cost of cannabis, or natural or other disruptions to power or other utility systems, could materially impact our business, financial condition, results of operations or prospects. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, we might be unable to find a replacement for such source in a timely manner, or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future. Any inability to secure required supplies and services, or to do so on appropriate terms, could have a materially adverse impact on our business, prospects, revenue, results of operation and financial condition.

Our ability to compete and grow will be dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of skilled labor, equipment, parts and components. This could have an adverse effect on our financial results.

We depend on our ability to attract, retain and motivate key personnel.

Our success and our ability to manage anticipated future growth is dependent upon the ability, expertise, judgment, discretion, and good faith of our senior management team and other key personnel. Although we have invested in succession planning, the loss of one or more members of our senior management team or other key personnel could nevertheless have a material adverse effect on our business. If one or more of our senior management team or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. We may also incur additional expenses to recruit and retain new key personnel.

Our business also depends on our ability to continue to attract, motivate, and retain a large number of highly qualified personnel in order to achieve business results. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. In particular, if the cannabis industry continues to grow, demand for personnel may become more competitive. This competition may make it more difficult and expensive to attract, hire, and retain qualified employees.

As we execute on our growth strategy our senior management team has gone through significant changes. Some members of our management team have been with us for a short period of time and we continue to develop key functions within various aspects of our business. Changes and turnover of employees present particular challenges to the extent they involve the departure of knowledgeable and experienced personnel and the resulting need to identify and train existing or new candidates, which may result in unexpected costs, reduced productivity, and difficulties with respect to internal processes and controls.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.

Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We face an inherent risk of product liability and similar claims.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have failed to meet expected standards or to have caused significant loss or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown or unforeseeable adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury, illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. As an agricultural product, the quality of cannabis is inherently variable, and consumers may raise claims that our quality control or labeling processes have not sufficiently ensured that our grown and manufactured processes are sufficient to meet expected standards.

A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally and could have a material adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success may depend on our ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. We cannot assure that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing intellectual property to us do not have adequate rights to the licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we will be required to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, require us to pay ongoing royalties or subject us to injunctions that may prohibit the development and operation of our applications.

Our products may be subject to product recalls.

Manufacturers, distributors and retailers of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products or products sold at our retail stores are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention.

Although we have detailed procedures in place for testing our products and requiring compliant labeling of third-party products we sell, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if any of our brands were subject to recall, our image and the image of that brand could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on the results of our operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by the FDA, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Adverse changes in the wholesale and retail prices could result in earnings declines.

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to shifts in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as new entrants into retail markets, new entrants into the cultivation markets or cultivation expansions by existing operators, weather, fuel, equipment and labor costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond our control. Our operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as our profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on us.

We may face unfavorable publicity or consumer perception.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our product lines. Management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced.

Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. If customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be affected.

Consumer perception of our current or proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material adverse effect on the demand for our products. Our dependence upon consumer perceptions means that such adverse reports, whether or not accurate or with merit, could ultimately have a material adverse effect on our business, results of operations, financial condition and cash flows.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Although we use quality control processes and procedures to ensure our consumer packaged goods meet our standards, a failure or alleged failure of such processes and procedures could result in negative consumer perception of our products or legal claims against us. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Certain of our products are e-vapor or "vape" products. The use of vape products and vaping may pose health risks. According to the Centers for Disease Control, vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the FDA, consumers currently have no way of knowing whether they are safe for their intended use or what types or concentrations of potentially harmful chemicals or by-products are found in these products. It is also uncertain what implications the use of vape or other inhaled products, such as flower that is smoked, may have on respiratory illnesses such as that caused by COVID-19. Adverse findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of vape or other inhaled products, including adverse publicity regarding underage use of vape or other inhaled products, may adversely affect us.

Our business is highly dependent upon our brand recognition and reputation, and the erosion or degradation of our brand recognition or reputation would likely adversely affect our business and operating results.

We believe that our business is highly dependent on the Ascend brand identity and our reputation, which is critical to our ability to attract and retain customers and consumers. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in the markets in which we operate continues to develop. Our success in this area will depend on a wide range of factors, some of which are within our control and some of which are not. The factors affecting our brand recognition and reputation that are within our control include the following:

- the efficacy of our marketing efforts;
- our ability to maintain high satisfaction among consumers and customers;
- the quality of our products;
- our ability to successfully differentiate our products from competitors' products; and
- our compliance with laws and regulations.

In addition, our brand recognition and reputation may be affected by factors that are outside our control, such as:

- actions of competitors or other third parties;
- consumers' experiences with our services or products;
- positive or negative publicity, including with respect to events or activities attributed to us, our employees, partners or others associated with any of these parties; and
- litigation or regulatory developments.

Damage to our reputation and loss of brand equity from one or more of the factors listed above may reduce demand for our products and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time-consuming, and such efforts may not ultimately be successful.

We may face competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could materially adversely affect our ability to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

We may have increased labor costs based on union activity.

Labor unions are working to organize workforces in the cannabis industry in general. As of December 31, 2024, approximately 29% of our workforce has elected to be represented by a labor organization for purposes of collective bargaining and were represented by eleven collective bargaining agreements with local chapters of labor unions, with expiration dates ranging from March 2025 to December 2026. Although we believe that our relationship with our employees is good, and we have not experienced any material work stoppages, work stoppages may occur in the future. Union activities also may significantly increase our labor costs and adversely affect our business, profitability, and our ability to reinvest into the growth of our business. In addition, we regularly communicate with unions who may in the future represent our workforce at our locations, and it is possible that certain retail and/or manufacturing locations will be organized in the future. We cannot predict how stable our relationships with U.S. labor organizations would be or whether we would be able to meet any unions' requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products or implement new technologies, such as artificial intelligence, and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Implementation of certain new technologies, such as those related to artificial intelligence, automation, and algorithms, may have unintended consequences due to their limitations, potential manipulation, or our failure to use them effectively. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Risks Related to Ownership of Our Class A Common Stock

We do not intend to pay dividends on our shares of Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our shares of Class A common stock.

We have never declared or paid any cash dividend on our shares of Class A common stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings, if materialized, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our shares of Class A common stock will depend upon any future appreciation in their value. Our shares of Class A common stock may not appreciate in the short term or long term or even maintain the price at which said shares of Class A common stock were purchased. A holding of shares of Class A common stock is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Holding shares of Class A common stock is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Our voting control is concentrated.

Abner Kurtin, one of our founders, a director, and our Executive Chairman, and Frank Perullo, one of our founders, a director and our Executive Vice President of Corporate Affairs, have the ability to exercise significant voting power with respect to our outstanding shares because of the shares of Class B common stock that are held by AGP Partners, LLC ("AGP"), an entity which Mr. Kurtin and Mr. Perullo control. While shares of Class A common stock are entitled to one vote per share, shares of Class B common stock are entitled to 1,000 votes per share. Through AGP, Mr. Kurtin and Mr. Perullo controlled approximately 13% of our total issued and outstanding shares and approximately 34% of the voting power attached to all of our issued and outstanding shares as of December 31, 2024.

As a result, Mr. Kurtin and Mr. Perullo have the ability to exercise significant voting power on decisions that require stockholder approval, including the election and removal of directors and significant corporate transactions. This ability to exercise significant voting power could delay, defer or prevent a change of control, arrangement or merger or sale of all or substantially all of our assets that our other stockholders may support, which in turn could have a material adverse effect on the market price of our Class A common stock. Conversely, this concentrated control could allow the holders of the Class B common stock to consummate such a transaction that our other stockholders do not support. In addition, the holders of the Class B common stock may make long-term strategic investment decisions and take risks that may not be successful and/or may seriously harm our business.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions described in our certificate of incorporation. Each share of our Class B common stock is convertible at any time at the option of the Class B holder into one share of Class A common stock. The conversion of Class B common stock to Class A common stock would dilute the overall voting power of Mr. Kurtin and Mr. Perullo and the voting power of holders of Class A common stock in terms of voting power within the Class A common stock.

Our capital structure and voting control may cause unpredictability in the price of our Class A common stock.

Given the concentration of voting control that is held by the holders of the Class B common stock, this capital structure and voting control could result in a lower trading price for, or greater fluctuations in, the trading price of our shares of Class A common stock, adverse publicity or other adverse consequences.

The market price for the shares of Class A common stock may be volatile, which may affect the price at which you could sell the shares of Class A common stock.

The market price for securities of cannabis companies generally are likely to be volatile. In addition, the market price for the shares of Class A common stock has been and may be subject to wide fluctuations in response to numerous factors beyond our control, including, but not limited to:

- actual or anticipated fluctuations in our quarterly results of operations;
- recommendations by securities research analysts;
- changes in the economic performance or market valuations of companies in the industry in which we operate;
- addition or departure of our executive officers and other key personnel;
- release or expiration of transfer restrictions on outstanding shares of Class A common stock;
- sales or perceived sales of additional shares of Class A common stock;
- operating and financial performance that varies from the expectations of management, securities analysts and investors;
- regulatory changes affecting our industry generally and our business and operations both domestically and abroad, or legislative or regulatory decisions to halt adult-use or medical cannabis programs;
- announcements of developments and other material events by us or our competitors;
- fluctuations in the costs of vital production materials and services;
- changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and
- news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have at times historically experienced significant price and volume fluctuations that: (i) have particularly affected the market prices of equity securities of companies, and (ii) have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the shares of Class A common stock from time to time may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that may result in impairment losses to us. Further fluctuations in price and volume of equity securities may occur in the future. If increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the shares of Class A common stock may be materially adversely affected. Furthermore, the existence of our Buyback Program (as herein defined), through a normal course issuer bid, may cause the price of our shares of Class A common stock to be higher than it would be in the absence of such a program and increase volatility in the market. Repurchases under the Buyback Program expose us to risks resulting from a reduction in the size of our "public float," which may reduce our trading volume as well as the price of our shares of Class A common stock. We cannot guarantee that the Buyback Program will enhance the long-term value of the price of our shares of Class A common stock.

There can be no assurance that we will repurchase shares of Class A common stock for cancellation.

The Company currently has a share buyback program ("Buyback Program") through which, it may, pursuant to a normal course issuer bid ("NCIB"), repurchase shares of the Company's Class A common stock for cancellation. The amount and timing of any such repurchases is subject to capital availability and periodic determinations by management and our board of directors that such repurchases are in the best interest of the Company's stockholders and are in compliance with all applicable laws and agreements. Any future permitted purchases, including their amount and timing, may be affected by, among other factors: our financial performance; our views on potential future capital requirements, including for working capital purposes and/or strategic transactions; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of shares we are able to repurchase for cancellation under the Buyback Program may further be affected by a number of other factors, including the price of the shares of Class A common stock and blackout periods in which we are restricted from repurchasing stock (other than pursuant to an automatic share repurchase plan). We cannot provide any assurance that we will continue to repurchase shares of Class A common stock in any amounts or at all. A reduction in or elimination of our stock repurchases could have a negative effect on the price of our shares of Class A common stock.

Sales of substantial amounts of shares of Class A common stock by our existing stockholders in the public market may have an adverse effect on the market price of the shares of Class A common stock.

Sales of a substantial number of shares of Class A common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of many shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the shares of Class A common stock. A decline in the market prices of the shares of Class A common stock could impair our ability to raise additional capital through the sale of securities should it desire to do so.

A decline in the price of the shares of Class A common stock could affect our ability to raise further capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the shares of Class A common stock could result in a reduction in the liquidity of the shares of Class A common stock and a reduction in our ability to raise capital. Because a significant portion of our operations have been and will be financed through the sale of equity securities, a decline in the price of our Class A common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. If our stock price declines, there can be no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

Additional issuances of shares of Class A common stock may result in further dilution.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing stockholder's holdings. Our certificate of incorporation permits the issuance of 750,000,000 shares of our Class A common stock, and existing stockholders will have no preemptive rights in connection with such further issuances. Our Board has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences and privileges superior to those existing holders of shares of Class A common stock. To the extent holders of our options or other convertible securities convert or exercise their securities and sell shares of Class A common stock they receive, the trading price of the shares of Class A common stock may decrease due to the additional amount of shares of Class A common stock available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of shares of Class A common stock will have on the market price of the shares of Class A common stock. Issuances of a substantial number of additional shares of Class A common stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for the shares of Class A common stock. With any additional issuance of shares of Class A common stock, our investors will suffer dilution to their voting power and economic interest.

We may face liquidity risks.

Shares of Class A common stock are listed on the CSE and continued listing of our Class A common stock will be subject to us continuing to fulfill all of the ongoing requirements of the CSE. We cannot predict at what prices the shares of Class A common stock will continue to trade, and an active trading market may not be sustained.

Our shares of Class A common stock do not currently trade on any U.S. securities exchange. In the event our shares of Class A common stock do trade on any U.S. securities exchange, we cannot predict at what prices the shares of Class A common stock will trade and there is no assurance that an active trading market will develop or be sustained.

We are subject to increased costs as a result of being a United States company listed on the CSE and maintaining a public listing.

Shares of our Class A common stock are listed on the CSE and we are subject to rules and regulations of the SEC and Canadian securities regulators. As a result, we are, and will continue to be, subject to the reporting requirements, rules and regulations under the applicable Canadian and U.S. securities laws and rules of stock exchanges on which our securities may be listed. There are costs associated with legal, accounting and other expenses related to compliance with requirements of existing and potential future rules and regulations and may make some activities more difficult, time-consuming or costly and may place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition and results of operations.

Anti-takeover provisions in our certificate of incorporation and bylaws and Delaware law could discourage a takeover.

Our certificate of incorporation and bylaws contain provisions that might enable our management to resist a takeover. These provisions include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt;
- advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholder's notice;
- restrictions on the transfer of our outstanding shares of Class B common stock, which shares represent approximately 25% of the voting rights of our capital stock;
- the dual-class structure of our common stock, which gives our founders significant influence over all matters requiring stockholder approval, including the election of directors, amendments to our charter documents and significant corporate transactions, such as a merger or other sale of our company or its assets;
- the inability of our stockholders to act by written consent;
- a requirement that the authorized number of directors may be changed only by resolution of the Board;
- allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;
- limiting the forum for certain litigation against us to Delaware; and
- limiting the persons that can call special meetings of our stockholders to our Board, the chief executive officer, the president, the secretary or a majority of the authorized number of directors.

These provisions might discourage, delay or prevent a change in control of our company or a change in our Board or management. The existence of these provisions could adversely affect the voting power of holders of Class A common stock and limit the price that investors might be willing to pay in the future for shares of our Class A common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Our bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act of 1934, as amended (the "Exchange Act") or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

The choice of forum provisions above may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or could result in increased costs for a stockholder to bring a claim, both of which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

It may be difficult to enforce civil liabilities in the U.S. under Canadian securities laws.

We are incorporated in the State of Delaware and our corporate headquarters are located in New York. A majority of our directors and executive officers and certain of the experts named in this Quarterly Report on Form 10-Q reside principally in the U.S. and the majority of our assets and all or a substantial portion of the assets of these persons is located outside of Canada. It may be difficult for investors who reside in Canada to effect service of process upon these persons in Canada, or to enforce a Canadian court judgment predicated upon the civil liability provisions of the Canadian securities laws against us or any of these persons. U.S. courts may refuse to hear a claim based on an alleged violation of Canadian securities laws against us or these persons on the grounds that the U.S. is not the most appropriate forum in which to bring a claim. Even if a U.S. court agrees to hear a claim, it may determine that U.S. law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by U.S. law.

We are an SEC foreign issuer under Canadian securities laws and, therefore, are exempt from certain requirements of Canadian securities laws applicable to other Canadian reporting issuers.

Although we are currently a reporting issuer in Canada, we are an "SEC foreign issuer" as defined in National Instrument 71-102 – *Continuous Disclosure and Other Exemptions Relating to Foreign Issuer*s, and are exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if we comply with certain reporting requirements applicable in the U.S., provided that the relevant documents filed with the SEC are filed in Canada and sent to our stockholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. In some cases, the disclosure obligations applicable in the U.S. are different or less onerous than the comparable disclosure requirements applicable in Canada for a Canadian reporting issuer that is not exempt from Canadian disclosure obligations. Therefore, there may be less or different publicly available information about us than would be available if we were a Canadian reporting issuer that is not exempt from such Canadian disclosure obligations. While we expect to be an SEC foreign issuer for the foreseeable future, we may lose the ability to rely upon such exemption in the event of a significant increase in the number of our Canadian resident stockholders and/or in the event of a significant change in the administration of our business or the location of our assets, which would in turn require us, as a consequence, to comply with the Canadian disclosure requirements in addition to those of the U.S., thereby necessitating the devotion of further administrative and legal resources in order to meet such requirement.

Risks Related to Our Finances, Acquisitions, and Capital Requirements

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions.

We may face difficulties acquiring additional or traditional financing.

Due to the present state of the laws and regulations governing financial institutions in the U.S., banks often refuse to provide banking services to businesses involved in the cannabis industry. Consequently, it may be difficult for us to obtain financing from large U.S. financial institutions.

We have historically, and continue to have, access to equity and debt financing from non-public (i.e., private placement) markets. Our business plan continues to include aggressive growth, both in the form of additional acquisitions and through facility expansion and improvements. Accordingly, we may require equity and/or debt financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions and/or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing through traditional banking to fund ongoing operations, capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon our business, prospects, revenue, results of operation and financial condition.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 and related provisions of the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a rolling three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As of December 31, 2024, we had gross state and local net operating loss carryforwards totaling approximately $38.2 million, which begin to expire in 2026. We have not completed a study to assess whether an "ownership change" for purposes of Section 382 and related provisions of the Code has occurred, and it cannot be determined whether we may, in the future as a result of subsequent shifts in our stock ownership, experience an "ownership change." Thus, our ability to utilize carryforwards of our net operating losses and other tax attributes to reduce future tax liabilities may be substantially restricted for federal or (if applicable) state and local tax purposes.

Material acquisitions, dispositions and other strategic transactions involve a number of risks for us.

Material acquisitions, dispositions and other strategic transactions involve a number of risks for us, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized or may take longer to realize than anticipated; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

Additionally, we may issue additional shares of Class A common stock in connection with such transactions, which would dilute a stockholder's holdings in us.

The presence of one or more material liabilities of an acquired company that are known, but believed to be immaterial, or unknown to us at the time of acquisition could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

We may be subject to growth-related risks.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

Our growth strategy is dependent upon expanding our product and service offerings into new business areas or new geographic markets. There can be no assurance that any new business areas and geographic markets will generate the clients and revenue anticipated. In addition, any expansion into new business areas or geographic markets could expose us to new risks, including compliance with applicable laws and regulations, changes in the regulatory or legal environment, differing customer preferences or habits, adverse exchange rate fluctuations, adverse tax consequences, difficulties staffing and managing new operations, infringement of third-party intellectual property rights, new costs to adapting our products and services for new markets, and difficulties collecting accounts receivable. As a result of such expansion, we may incur losses or otherwise fail to enter new markets successfully.

We may experience risks relating to the closing of acquisitions or investments.

We may experience risks relating to the challenges and costs of closing an acquisition or investment, including the transfers of licenses, permits, cards or other property, and the risk that an announced transaction may not close. Completion of certain acquisition and investment transactions are conditioned upon, among other things, the receipt of necessary approvals, including the receipt of required regulatory clearances which could delay the completion a transaction for a significant period of time or prevent it from occurring at all.

In addition, we may experience risks closing transactions for which we have received regulatory approval. Acquisition targets may seek to terminate, whether validly or invalidly, definitive transaction agreements. We may incur costs related to the enforcement of our rights under such definitive agreements, as we have relating to our previously contemplated investment in MedMen NY, Inc.

We may invest in pre-revenue and other revenue-generating cannabis companies which may not be able to meet anticipated revenue targets in the future.

We may make investments in companies with no significant sources of operating cash flow and no revenue from operations. Our investments in such companies will be subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that our investment in these pre-revenue companies will not be able to meet anticipated revenue targets or will generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing, which could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

There can be no assurance that our current and future contractual relationships or strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

We currently have, and may in the future enter into, additional strategic alliances and partnerships with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, if at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our sales are difficult to forecast.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industries and unreliable levels of market supply, the market data available is limited and unreliable. We must rely largely on our own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which our business operates. Additionally, any market research and our projections of estimated total retail sales, demographics, demand and similar consumer research, are based on assumptions from limited and unreliable market data. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulations or applicable laws, undiscovered or unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, our stockholders should not rely on any projections to indicate the actual results we might achieve.

Changes in our customer, product, or competition mix could cause our product margin to fluctuate.

From time to time, we may experience changes in our customer mix, our product mix or our competition mix. Changes in our customer mix may result from geographic expansion or contractions, legislative or enforcement priority changes affecting the products we distribute, selling activities within current geographic markets and targeted selling activities to new customer sectors. Changes in our product mix may result from marketing activities to existing customers, the needs communicated to us from existing and prospective customers and from legislative changes. Changes in our competition mix may result from well-financed competitors entering into our business segment. If customer demand for lower-margin products increases and demand for higher-margin products decreases, our business, results of operations and financial condition may suffer.

We have a limited operating history and a history of net losses and negative cash flows from operating activities, and we may not achieve or maintain profitability or positive cash flows in the future.

We began operating in May 2018 and have yet to generate a profit. We generated a net loss of $85.0 million during the year ended December 31, 2024. During the year ended December 31, 2024, we had positive cash flows from operating activities of $73.3 million resulting in total "cash and cash equivalents" of approximately $88.3 million as of December 31, 2024. We intend to continue to expend significant funds to expand our cultivation and processing facilities, to make acquisitions, and to fund our working capital. We cannot guarantee we will have a positive cash flow status in the future, and we may be subject to litigation matters in the general course of business that, if we suffer an adverse outcome or enter into unfavorable settlement agreement, may impact results from operations

Our efforts to grow our business may be more costly than we expect and we may not be able to increase our revenue enough to offset higher operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described in this Annual Report on Form 10-K and our other reports and disclosure documents as well as other unknown events. The amount of future net losses will depend, in part, on the growth of our future expenses and our ability to generate revenue. If we continue to incur losses in the future, the net losses and historical negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our stockholders' equity and working capital. Because of the numerous risks and uncertainties associated with producing cannabis products, as outlined herein, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our Class A common stock may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in our value may also cause you to lose all or part of your investment.

We face increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

Our management and other personnel have limited experience operating a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting, and disclosure controls and procedures, necessary to ensure timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

There is no assurance that our management's past experience will be sufficient to enable us to operate successfully as a public company.

There is no guarantee that our current cash position, expected revenue growth and anticipated financing transactions will be sufficient to fund our operations for the next twelve months.

We have an accumulated deficit of $400.4 million and $315.4 million as of December 31, 2024 and 2023, respectively, as well as a net loss for each of the years ended December 31, 2024, 2023, and 2022. We generated positive cash flows from operating activities during the years ended December 31, 2024 and 2023, but incurred negative cash flows from operating activities during prior years. These financial factors are indicators of substantial doubt as to our ability to continue as a going concern for at least one year from issuance of the financial statements included in this report. If we are unable to raise additional capital on favorable terms, if at all, during the next twelve months, we may be forced to decelerate or curtail certain of our operations until such time as additional capital becomes available. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

We are subject to a number of restrictive debt covenants under our loan agreements.

Many of our loan agreements contain certain restrictive covenants, which restrict our ability to, among other things, incur additional indebtedness, incur certain liens on our assets or sell assets, make investments, make capital expenditures, pay dividends and make other restricted payments. Many of our loan agreements also require us to maintain specified financial ratios under certain conditions and satisfy financial condition tests, including minimum cash balances and debt to assets ratios.

Our ability to meet those financial ratios and tests and otherwise comply with our financial covenants may be affected by the factors described herein and other factors outside our control, and we may not be able to meet those ratios, tests and covenants. Our ability to generate sufficient cash from operations to meet our debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. A breach of any of these covenants, ratios, tests or restrictions, as applicable, or any inability to pay interest on, or principal of, our outstanding debt as it becomes due could result in an event of default. Upon an event of default, if not waived by our lenders, our lenders may declare all amounts outstanding as due and payable. Such an acceleration of the maturity of our indebtedness may, among other things, prevent or limit us from engaging in transactions that benefit us, including responding to changing business and economic conditions and taking advantage of attractive business opportunities.

General Risk Factors

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.

The trading market for our shares of Class A common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no or few securities or industry analysts cover us, the trading price and volume of our shares would likely be negatively impacted. If one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are eligible to be treated as an "emerging growth company" as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the shares of Class A common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), (2) reduced disclosure obligations regarding executive compensation in this Annual Report on Form 10-K and periodic reports and proxy statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of the shares of Class A common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which case we would no longer be an emerging growth company as of the following December 31. Additionally, if we issue more than $1.0 billion in non-convertible debt during any three-year period before December 31, 2026, we would cease to be an emerging growth company immediately. We cannot predict if investors will find the shares of Class A common stock less attractive because we may rely on these exemptions. If some investors find the shares of Class A common stock less attractive as a result, there may be a less active trading market for the shares of Class A common stock, and the stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We have broad discretion in the use of our cash, cash equivalents, and investments and may not use them effectively.

Our management will have broad discretion in the application of our cash, cash equivalents, and investments and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common stock. The failure by our management to use our cash, cash equivalents and investments effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our Class A common stock to decline, and delay the development of additional products or the opening of new locations. Pending their use, we may invest our cash, cash equivalents, and investments in a manner that does not produce income or that loses value.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law and the Inflation Reduction Act of 2022, may adversely impact us and the value of shares of our Class A common stock.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect us or holders of our Class A common stock. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact our financial performance and the value of shares of our Class A common stock. Additionally, states in which we operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on us or our investors is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or investors in our Class A common stock.

We face exposure to fraudulent or illegal activity by employees, contractors and consultants.

We face exposure to the risk that employees, independent contractors or consultants may engage in fraudulent or other illegal activities. Misconduct by these parties could be intentional, reckless and/or negligent conduct. There may be disclosure of unauthorized activities that violate government regulations, manufacturing standards, healthcare laws, abuse laws and other financial reporting laws. Further, it may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not always be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, or curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our reputation and ability to do business may be negatively impacted by the improper conduct by our business partners, employees or agents.

In certain states, we depend on third-party suppliers to produce and ship our orders. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' production or product availability could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers.

Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any improper acts or allegations could damage our reputation and subject us to civil or criminal investigations and related stockholder lawsuits, could lead to substantial civic and criminal monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees.

We face risks related to our information technology systems, and potential cyber-attacks and security breaches.

Our operations depend, in part, on how well we and our suppliers protect networks, equipment, information technology ("IT") systems and software against damage and threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. We are susceptible to operational, financial and information security risks resulting from cyber-attacks and/or malfunctioning technology. Our operations also depend on the timely maintenance and replacement of network equipment, IT systems and software, as well as preemptive expenses to mitigate associated risks. Any of the foregoing and other events could result in information system failures, delays, increase in capital expenses, financial losses, the inability to process transactions, the unauthorized release of customer information and reputational risk. If there was a breach in security or if there was a failure in information systems, it could adversely affect our reputation and business continuity.

Additionally, we may store and collect personal information about customers and are responsible for protecting that information from privacy breaches that may occur through procedural or process failure, IT malfunction or deliberate unauthorized intrusions. We are subject to laws, rules and regulations in the United States and other jurisdictions relating to the collection, processing, storage, transfer and use of personal data. Our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify regulators and customers, employees and other individuals of a data security breach. Any such theft or privacy breach would have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

In addition, non-compliance could result in proceedings against us by governmental entities and/or significant fines, could negatively impact our reputation and may otherwise adversely impact our business, financial condition and operating results.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur any further losses in the future. Our risk and exposure to these matters cannot be fully mitigated because, among other things, cyberthreats are constantly evolving and becoming increasingly sophisticated, as threat actors may utilize artificial intelligence and machine learning. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We face risks related to our insurance coverage and uninsurable risks.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, destruction from civil unrest and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. We might also become subject to liability for pollution or other hazards which it may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be subject to litigation.

We are, and may in the future, become from time to time in the ordinary course of business, party to litigation, which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the shares of Class A common stock and could potentially use significant resources. Even if we are successful in litigation, litigation can redirect our significant resources and/or the significant resources of our subsidiaries. Please refer to the "*Legal Proceedings*" section of this Annual Report on Form 10-K for a description of our significant legal matters.

We may be negatively impacted by challenging global economic conditions.

Our business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability of or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics (such as COVID-19), state or local government insolvency, or a combination of these or other factors.

These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, results of operations and cash flow. To date, the Company has not been significantly impacted by inflationary pressure, however, continued and sustained increased inflation and any economic conditions resulting from governmental effort to manage or reduce inflation, may negatively impact the economy and may adversely impact the Company's costs as well as the demand for its products and services. While we would intend to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation in the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. If we are unable to take actions to effectively mitigate the effect of the increased inflation and changes to economic conditions, our business, financial condition and results of operations could be negatively impacted.

Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that we use to package our products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that we import for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of our sources of supply, adjustments in packaging design and fabrication or increased prices, could increase our costs, delay our time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products and our costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While we actively review existing and proposed measures to seek to assess the impact of them on our business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on our business, including higher consumer prices and reduced demand for our products and higher input costs.

We are subject to risks arising from epidemic diseases.

A public health epidemic, such as COVID-19, or the fear of a potential pandemic, poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns or other preventative measures taken to limit the potential impact from a public health epidemic that may be requested or mandated by governmental authorities.

While the U.S. and other jurisdictions have relaxed restrictions implemented in response to the COVID-19 pandemic, the potential for new and more-transmissible variants, or entirely new epidemic diseases, means that the situation remains dynamic and subject to rapid and possibly material changes. The continued spread of COVID-19 (or any other actual or potential pandemic) and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment or sale of our products and adversely impact our business, financial condition or results of operations. It could also affect the health and availability of our workforce at our facilities, as well as those of our suppliers. The outbreak of an epidemic disease and resulting mitigation measures may also have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition. The extent to which a public heath epidemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the pandemic and the actions to contain its impact. Because cannabis remains federally illegal, it is possible that we would not be eligible to participate in any government relief programs (such as federal loans or access to capital) resulting from any actual or potential pandemic.

Our business may be affected by political and economic instability.

We may be affected by political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, high rates of inflation and other negative impacts on the global economy, capital markets or other geopolitical conditions. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an "emerging growth company," as more fully described in these Risk Factors, we shall also be required to comply with the auditor attestation requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The operation of our businesses is dependent on the secure functioning of our computer infrastructure, digital information systems, and third-party hosted services. We use these systems to maintain sensitive business and customer data, operate record-keeping and accounting functions, process business transactions, and for other key aspects of our business.

We rely on a multidisciplinary team, including our information technology ("IT") department, management, and third-party service providers to identify, assess, and manage cybersecurity threats and risks. Our information security program utilizes various security tools and strategies, including risk assessments, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We also work with third parties that assist us to identify, assess, and manage cybersecurity risks, including professional services firms, consulting firms, and threat intelligence service providers.

Our cybersecurity risk management is integrated into our overall risk management system. Our IT department works closely with our management and other relevant teams to regularly assess and identify possible material risks from cybersecurity threats, including, but not limited to, financial, operations, reputational and regulatory impact to the Company, as well as impacts on our employees and customers. Their risk assessment results are reported on at least a quarterly basis to our Executive Compliance Committee, as described further below, to identify and assess short-, medium- and long-term risks, and to ensure adequate mitigation strategies are implemented.

Our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity-related risks, see "*Risk Factors – We face risks related to our information technology systems, and potential cyber-attacks and security breaches*."

Cybersecurity Governance

Our management leads our cybersecurity risk assessment and management processes and oversees their implementation and maintenance. Our information security program is coordinated by our IT department, led by our Senior Vice President of Information Technology, who has 27 years of industry experience in IT, with responsibility for enterprise security, and cyber risk management including serving in similar roles leading and overseeing cybersecurity programs at other public companies. Supporting team members have relevant educational and industry experience, including holding similar technology positions at other companies.

Management, in coordination with our IT department, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Management is responsible for approving budgets, approving cybersecurity processes, and reviewing cybersecurity assessments and other cybersecurity-related matters.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances. Our incident response processes include reporting to the Executive Compliance Committee, which includes our executive officers and leaders from the IT, compliance and legal teams, as well as to the Board for certain cybersecurity incidents.

Our Board holds oversight responsibility over the Company's strategy and risk management, including material risks related to cybersecurity threats. Members of the Board receive updates on a quarterly basis from senior management and the Executive Compliance Committee, including the reporting of emerging or existing cybersecurity risks, mitigation strategies employed to manage these risks, any cybersecurity and data privacy incidents, and status on key information security initiatives. In addition, our SVP of IT annually provides an overview of our information security program to the Board, including a summary of key performance indicators.

ITEM 2. PROPERTIES

We lease office space in Morristown, NJ that houses our corporate headquarters.

As of December 31, 2024, we lease approximately 727,000 square feet of cultivation and manufacturing facilities in Barry, IL, Athol, MA, Amesbury, MA, Lansing, MI, Franklin, NJ, Smithfield, PA, and one of our two facilities in Monroe, OH. We own one manufacturing facility in Monroe, OH which comprises approximately 9,000 square feet. We lease 28 of our 40 retail dispensaries, which comprise approximately 200,000 square feet, and own 12 retail dispensaries, which comprise approximately 60,000 square feet.

Our cultivation leases generally have a term of 18 to 20 years. Most leases for our cultivation and manufacturing operations provide for a base rent, typically with three percent annual escalators and generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses.

Our retail leases generally have a term of ten years with two five-year renewal options. Most leases for our retail stores provide for a base rent, typically with 2-3 percent annual escalations and generally require us to pay insurance, utilities, real estate taxes, and repair and maintenance expenses.

The average size of our retail stores is approximately 5,000 square feet. The following table summarizes our principal physical properties by state and their designation by use or planned use, as of December 31, 2024:

State	Cultivation/ Processing[1]	Retail[2]	Ancillary[3]
Illinois	1	12	3
Maryland	—	4	—
Massachusetts	2	3	1
Michigan	1	8	—
New Jersey	1	3	2
Ohio	2	5	1
Pennsylvania	1	5	—
Total	8	40	7

[1]   Includes one location in Massachusetts that the Company expects to acquire through a definitive agreement that was signed in January 2024 and is subject to regulatory approval.

[2]   Includes three locations in Ohio that the Company expects to acquire through a definitive agreement that was signed in August 2022 and which transaction is pending regulatory approval. Also includes one location in Michigan that re-opened subsequent to December 31, 2024. Additionally, includes leases associated with two retail stores in Illinois that are consolidated through partnerships and which underlying acquisition of the retail stores is subject to regulatory approval.

[3]   Ancillary properties include non-cannabis touching properties that support the Company's operations, such as offices and parking lots.

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, please see Note 15, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Dividends, and Stockholders

Shares of our Class A common stock are listed on the CSE under the ticker symbol "AAWH.U" and are quoted on the OTCQX under the symbol "AAWH." The Company has not declared cash dividends in the past. The Company currently intends to reinvest all future earnings to finance the development and growth of the business. As a result, the Company does not intend to pay dividends on its common stock in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions, and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determines that a dividend is in the best interest of its stockholders.

As of March 11, 2025, there were 161 registered holders of shares of our Class A common stock. These totals do not include the number of person whose stock is in nominee or "street" name accounts through brokers.

Peer Performance Table

The following graph compares the cumulative total stockholder return on shares of Ascend Wellness Holdings, Inc.'s Class A common stock from May 4, 2021, when Ascend Wellness Holdings, Inc. began trading on the CSE, through December 31, 2024, with the comparative cumulative return of the S&P 500 Index and a selected peer group of companies. The comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on May 4, 2021. The returns of each company in the peer group have been weighted to reflect their market capitalizations.



	5/4/21	6/30/21	12/31/21	6/30/22	12/31/22	6/30/23	12/31/23	6/30/24	12/31/24
Ascend Wellness Holdings, Inc.	$ 100.00	$ 110.26	$ 67.79	$ 20.00	$ 11.79	$ 6.36	$ 9.95	$ 9.64	$ 3.90
S&P 500 Index	$ 100.00	$ 103.46	$ 115.53	$ 92.47	$ 94.61	$ 110.59	$ 119.48	$ 119.48	$ 149.37
Peer Group	$ 100.00	$ 94.58	$ 61.05	$ 26.61	$ 19.48	$ 15.32	$ 20.32	$ 20.14	$ 10.77

The Peer Group is comprised of: Ayr Wellness Inc., The Cannabist Company Holdings Inc., Cresco Labs Inc., Curaleaf Holdings, Inc., Green Thumb Industries Inc., Jushi Holdings Inc., TerrAscend Corp., Verano Holdings Corp, and Trulieve Cannabis Corp.

This performance graph and other information furnished under this Item 5 of Part II of this Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act. The comparisons in the performance graph are based on historical data and are not indicative of, or intended to forecast, the possible future performance of our common stock.

Issuer Purchases of Equity Securities

The following table contains information regarding purchases of our Class A common stock during the three months ended December 31, 2024 by or on behalf of the Company or any "affiliate purchaser" as defined in Rule 10b-18(a)(3) under the Exchange Act.

| | **Issuer Purchases of Equity Securities** | | | |
Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value that may yet be purchased under plans or programs[2]
October 1 through October 31, 2024	—	$ —	—	—
November 1 through November 31, 2024	—	—	—	—
December 1 through December 31, 2024	11,000,000[1]	0.25[1]	—	$ 2,250,000
Total	11,000,000	$ 2,750,000		

[1] On December 17, 2024, the Company completed the repurchase for cancellation of 11.0 million shares of its Class A common stock in a private transaction from an institutional investor for total proceeds of $2.75 million. This repurchase for cancellation was reviewed and unanimously approved by the Board and the Company received consent by the holders of its then-existing term loan to repurchase up to $5 million of the Company's Class A common stock.

[2] On December 27, 2024, the Company's Board authorized a share buyback program ("Buyback Program"). Pursuant to a normal course issuer bid ("NCIB") commencing on January 2, 2025, the Company may repurchase up to the lesser of: (i) approximately 10.216 million shares of the Company's Class A common stock, representing approximately 5.0% of the Company's then-outstanding Class A common stock, and (ii) $2.25 million worth of shares of Class A common stock, in the open market. Shares may be purchased on the CSE, the OTCQX, or alternative trading systems, subject to applicable legal, regulatory, and contractual requirements. All purchases will be made through the Company's selected purchasing member. The total number of shares of Class A common stock purchased, timing of purchases, and share price are dependent upon market conditions and business considerations, any applicable securities law requirements, CSE rules, and any determination of best use of cash available at the time. Any shares purchased in connection with the Buyback Program will be cancelled. The Buyback Program will expire on January 1, 2026, and may be suspended, terminated, or modified at any time for any reason. While the Company intends to proceed with the Buyback Program, it is under no obligation to purchase any shares of Class A common stock for the duration of the Buyback Program. As of December 31, 2024, no shares had been repurchased under the Buyback Program. Purchases under the Buyback Program commenced in February 2025, at the discretion of Company management.

Recent Sales of Unregistered Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to assist in the understanding of the results of operations and financial condition of Ascend Wellness Holdings, Inc. and its subsidiaries (collectively referred to as "AWH," "Ascend," "we," "us," "our," or the "Company"). This MD&A is provided as a supplement to, and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto (the "Financial Statements") appearing elsewhere in this Annual Report on Form 10-K (the "Annual Report" or "Form 10-K"). The Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as "GAAP."

This following MD&A should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. In addition to historical information, this MD&A contains both historical and forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and forward-looking information, within the meaning of applicable Canadian securities laws, (collectively, "forward-looking statements") that involve risks and uncertainties. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions, or expectations upon which they are placed will occur. Forward-looking statements in this MD&A are expressly qualified by this cautionary statement. See "*Forward-Looking Statements*" for more information.

Financial information and unit or share figures, except per-unit or per-share amounts, presented in this MD&A are presented in thousands of United States dollars ("$"), unless otherwise indicated. We round amounts in this MD&A to the thousands and calculate all percentages, per-unit, and per-share data from the underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding. Unless otherwise indicated, all references to years are to our fiscal year, which ends on December 31.

The Company's shares of Class A common stock are listed on the Canadian Securities Exchange (the "CSE") under the ticker symbol "AAWH.U" and are quoted on the OTCQX® Best Market (the "OTCQX") under the symbol "AAWH." We are an emerging growth company under federal securities laws and as such we are able to elect to follow scaled disclosure requirements for this filing.

BUSINESS OVERVIEW

Established in 2018 and headquartered in Morristown, New Jersey, AWH is a vertically integrated multi-state operator focused on adult-use or near-term adult-use cannabis states in limited license markets. Our core business is the cultivation, manufacturing, and distribution of cannabis consumer packaged goods, which we sell through our company-owned retail stores and to third-party licensed retail cannabis stores. We believe in bettering lives through cannabis. Our mission is to improve the lives of our employees, patients, customers, and the communities we serve through the use of the cannabis plant. We are committed to providing safe, reliable, and high-quality products and providing consumers options and education to ensure they are able to identify and obtain the products that fit their personal needs.

The Company was originally formed on May 15, 2018 as Ascend Group Partners, LLC, and changed its name to "Ascend Wellness Holdings, LLC" on September 10, 2018. On April 22, 2021, Ascend Wellness Holdings, LLC converted into a Delaware corporation and changed its name to "Ascend Wellness Holdings, Inc." and effected a 2-for-1 reverse stock split (the "Reverse Split"), which is retrospectively presented for all periods prior to that date that may be referenced in this filing. We refer to this conversion throughout this filing as the "Conversion." As a result of the Conversion, the members of Ascend Wellness Holdings, LLC became holders of shares of stock of Ascend Wellness Holdings, Inc.

Since our formation, we have expanded our operational footprint, primarily through acquisitions, and, as of December 31, 2024, had direct or indirect operations or financial interests in seven United States geographic markets: Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. While we have been successful in opening cultivation facilities and dispensaries under our current licenses, we expect continued growth to be driven by opening dispensaries under our current licenses and through partnership opportunities, expansion of our current cultivation facilities, and increased consumer demand. We currently employ approximately 2,300 people.

Our consumer products portfolio is generated primarily from plant material that we grow and process ourselves. As of December 31, 2024, we produce our consumer packaged goods in six manufacturing facilities with approximately 255,000 square feet of total canopy. In January 2024, we entered into a definitive agreement, which is pending regulatory approval, to acquire a cultivation license and a manufacturer license that we intend to use at a second cultivation site in Massachusetts to further expand our production capacity in that market. We added approximately 15,000 square feet of total additional canopy with the additional site, which build out was largely completed during the second quarter of 2024, and anticipate the transaction will close in the first half of 2025. Our product portfolio consists of a range of cannabis product categories including flower, pre-rolls, concentrates, vapes, edibles, and other cannabis-related products. As of December 31, 2024, we had 39 open and operating retail locations, including 2 partner locations, and, subsequently re-opened our Detroit, Michigan dispensary for a total of 40 dispensaries as of March 1, 2025, including 2 partner locations. We have fully-financed expansion plans to achieve a target of 60 total retail locations, including partner locations. Our new store opening plans are flexible and will ultimately depend on market conditions, local licensing, construction, and other regulatory permissions. Our expansion plans are subject to capital allocations decisions, the evolving regulatory environment, and the general economic environment.

On November 22, 2022, the Company filed a registration statement on Form S-3 (the "Registration Statement") containing a base shelf prospectus with the SEC (the "Shelf Prospectus"), which Registration Statement became effective on December 22, 2022. A corresponding base shelf prospectus (the "Canadian Prospectus") was filed with, and receipted by, the securities regulatory authorities in each of the provinces and territories Canada under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Registration Statement and Canadian Prospectus qualify the distribution from treasury of up to an aggregate amount of $100,000 worth of shares of Class A common stock, preferred stock, warrants, debt securities, subscription rights and/or units of the Company ("Securities") for a period of three years. The terms of any Securities to be offered under the base prospectus will be specified in a prospectus supplement, which will be filed with the applicable U.S. and Canadian securities regulatory authorities in connection with any such offering. To date, no prospectus supplement has been filed. The Shelf Prospectus and the Canadian Prospectus were filed to provide maximum flexibility to pursue strategic initiatives.

Recent Developments

Business Developments

The Company is continuously reviewing its footprint in order to optimize its operations, including expansion opportunities across the markets in which it operates. Some of the highlights achieved during the year include:

- completing the build out of a second cultivation facility in Massachusetts and adding an additional 15,000 square feet of canopy to further expand production capacity in that market;

- opening three dispensaries in Pennsylvania, opening our Cincinnati, Ohio flagship store, and providing support to two partnership dispensaries in Illinois;

- commencing non-medical sales at five dispensaries in Ohio; and

- generating $73,292 of net cash from operating activities, as further described in "*Liquidity and Capital Resources.*"

Recent and Pending Transactions

 <u>*Massachusetts Cultivation*</u>

In January 2024, the Company entered into a definitive agreement (the "Massachusetts Purchase Agreement") to purchase a cultivation license and a manufacturer license from a third party in Massachusetts for a cash purchase price of $2,750, which total may be adjusted at closing, as provided in the Massachusetts Purchase Agreement and of which $1,500 was paid at signing and $1,250 was paid on October 1, 2024. The transfer of each license is subject to regulatory review and approval, which the Company anticipates occurring within the first half of 2025. The licenses were not associated with active operations at signing, but operations have since commenced. In conjunction with the Massachusetts Purchase Agreement, the parties also entered into a bridge loan which provides for the financing of certain covered expenses, at the sole discretion of the Company. This bridge loan bears interest based on the federal funds rate and, if not otherwise satisfied, is due on the fifth anniversary of the signing date. The parties also entered into an interim consulting services agreement, effective as of the signing date. The Company accounted for this transaction as an asset acquisition as of the signing date based on the provisions of the underlying agreements and allocated the cash consideration as the cost of the license acquired. The Company has also agreed to assume the lease for the associated location and to reimburse the seller for the security deposit at final closing. The Company recognized a lease liability and ROU asset of $761 as of the signing date. Direct transaction costs were not material. Refer to Note 4, "Acquisitions," in the Financial Statements for additional information related to this transaction and to Note 10, "Leases," for additional information regarding the Company's leases.

 <u>*Detroit License*</u>

In September 2024, the Company acquired 49% of the member interests of an entity (the "Detroit License Holder") that received conditional approval for an adult-use license in Detroit, Michigan (the "Detroit License"). The Detroit License was not associated with active operations as of the closing date and the Detroit License Holder had no other active operations as of that date. The Company transferred the Detroit License to its existing dispensary in Detroit, Michigan, which re-opened in February 2025. The Company paid $850 of cash consideration at closing and the sellers may receive up to an additional $2,250 based upon the achievement of certain levels of sales during a specified twelve month period following the commencement of adult-use sales at the dispensary. The underlying agreement provides the Company with an option to acquire the remaining ownership interests in the Detroit License Holder, after such is permissible by applicable regulations, for no additional consideration. The parties also entered into a management services agreement, pursuant to which the Company is providing management and advisory services for a set monthly fee, which is expected to expire upon the Company's exercise of the option.

The Company determined that the Detroit License Holder is a variable interest entity ("VIE") and the Company became the primary beneficiary as of the closing date; therefore, the Detroit License Holder is consolidated as a VIE. The transaction consideration of $1,140 was allocated to the license acquired and consisted of the $850 of cash consideration plus the initial estimated fair value of the contingent consideration of $290. The Company determined the fair value of any noncontrolling interest is *de minimis*. Refer to Note 4, "Acquisitions," in the Financial Statements for additional information related to this transaction and to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

Ohio Patient Access

On August 12, 2022, the Company entered into a definitive agreement (the "Ohio Agreement") that provides the Company the option to acquire 100% of the equity of Ohio Patient Access LLC ("OPA"), the holder of a license that grants it the right to operate three medical dispensaries in Ohio. The Ohio Agreement is subject to regulatory review and approval. Once the regulatory approval is received, the Company may exercise the option, and the exercise is solely within the Company's control. The Company anticipates exercising the option prior to the March 22, 2026 amended expiration date. Under the Ohio Agreement, the Company will also acquire the real property of the three dispensary locations. OPA had not yet commenced operations as of the signing date, but subsequently opened two dispensaries in December 2023 and a third in January 2024. The Company determined that OPA is a VIE and the Company became the primary beneficiary as of the signing date; therefore, OPA is consolidated as a VIE.

The Ohio Agreement also includes an earn-out provision of $7,300 that was dependent upon the commencement of adult-use cannabis sales in Ohio and which the sellers could elect to receive as either cash or shares of the Company's Class A common stock, or a combination thereof. The sellers elected to receive the payment in cash and such payment was made in July 2024. The parties amended the Ohio Agreement in June 2024 to incorporate certain provisions regarding evolving regulations in Ohio, including that the Company will, upon final closing of the Ohio Agreement, receive two additional adult-use licenses that are expected to be awarded to OPA. Refer to Note 4, "Acquisitions," in the Financial Statements for additional information regarding this transaction and refer to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

Illinois Licenses

In August 2022, the Company entered into definitive agreements to acquire two additional licenses in Illinois for a combined total cash consideration of $11,100. Operations at one of the locations commenced during the second quarter of 2023 and the final closing occurred in April 2024. Operations at the second location commenced during the fourth quarter of 2023 and final closing occurred in July 2024. Refer to Note 4, "Acquisitions," in the Financial Statements for additional information related to these transactions.

Variable Interest Entities

January 2024 Loan Agreement

In January 2024, the Company entered into a loan agreement pursuant to which the Company may provide, at its sole discretion, up to $2,500 of financing (the "January 2024 Loan Agreement') to a third party (the "New Jersey Partnership"). The January 2024 Loan Agreement contains certain provisions and restrictive covenants that provide the Company with operational and financial influence over the underlying entity and also provides the Company with financial distributions based on the underlying associated results of operations. Additionally, the January 2024 Loan Agreement provides the Company with conversion options to obtain 35% of the equity interests of the borrower upon the initial funding (which occurred in January 2024) and up to an additional 65% of the remaining equity interest of the borrower at any time through October 2033, subject to certain provisions and regulatory approvals. The Company determined that the terms and provisions of the January 2024 Loan Agreement create a variable interest in the New Jersey Partnership and met the criteria for consolidation as of such date. The New Jersey Partnership received a conditional license approval for one dispensary in New Jersey that was determined to have a fair value of $1,050, which approximated the fair value of the non-controlling interest held by the New Jersey Partnership as of the effective date. The non-controlling interest received a distribution during 2024 in accordance with the provisions of the January 2024 Loan Agreement. The net loss attributable to the non-controlling interest was not significant during 2024. Since the New Jersey Partnership is consolidated as a VIE, the intercompany activity related to the January 2024 Loan Agreement is eliminated in consolidation. Refer to Note 8, "Variable Interest Entities," in the Financial Statements for additional information regarding the Company's VIEs.

February 2024 Loan Agreement

In February 2024, the Company entered into a loan agreement pursuant to which the Company may provide financing (the "February 2024 Loan Agreement") at its sole discretion to a third party (the "Illinois Partnership"). The February 2024 Loan Agreement initially provided for up to $3,750 of financing, but was amended in July 2024 to increase the funding amount based on the Company's sole discretion at such a time that the borrower requests additional funding. The parties also entered into a support services agreement under which the Company will provide management and advisory services for a set monthly fee. The terms of the February 2024 Loan Agreement contain certain provisions and restrictive covenants that provide the Company with operational and financial influence over the underlying entity. The February 2024 Loan Agreement provides the Company with the option to convert the outstanding balance into equity interests of the borrower, up to 100%, as may be permissible by applicable regulations at such time. The Company determined that the terms and provisions of the February 2024 Loan Agreement and support services agreement create a variable interest in the Illinois Partnership and met the criteria for consolidation as of such date. The Illinois Partnership held no assets at the time the agreements were entered into and the non-controlling interest was determined to have a *de minimis* fair value as of that date. The net loss attributable to the non-controlling interest was not significant during 2024. Since the entity is consolidated as a VIE, the intercompany activity related to the February 2024 Loan Agreement and the related support services agreement is eliminated in consolidation.

Recent Activity

Effective in April 2024, the Illinois Partnership acquired two dispensaries in the greater Chicago, Illinois area (the "Chicago Partner Dispensaries"). The parties entered into interim management services agreements ("MSAs") pursuant to which the Illinois Partnership will advise on certain business, operational, and financial matters for a monthly fee (the "Illinois MSAs") while the parties finalize asset purchase agreements to acquire the underlying dispensaries. The total purchase price of approximately $10,000 of cash consideration is subject to certain closing adjustments. An initial deposit of $1,500 was remitted during the first quarter of 2024. The remainder of $8,500 was remitted to escrow during the second quarter of 2024 and remained in escrow as of December 31, 2024. Based on the provisions of the Illinois MSAs, the Illinois Partnership obtained operational and financial influence over the dispensaries and therefore recognized the transaction as a business combination as of the April 2024 regulatory approval date of the Illinois MSAs. The asset purchase agreements in respect of the Chicago Partner Dispensaries are subject to regulatory review and approval. Refer to Note 4, "Acquisitions," for additional information related to this transaction and to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

In December 2024, the Illinois Partnership entered into a definitive agreement to acquire the membership interests of an entity that anticipates receiving two adult-use licenses in Illinois, subject to regulatory approval. In conjunction with this definitive agreement, the parties entered into certain management services agreements under which the Illinois Partnership will, subject to regulatory review and approval, provide certain management and advisory services for a set fee. Total cash consideration for this transaction may be up to $4,000, subject to certain closing adjustments and of which $1,000 was paid at signing in December 2024 and is included within "Other assets" on the Consolidated Balance Sheet in the Financial Statements as of December 31, 2024. A total of up to $1,500 may be paid upon opening of the associated dispensary locations and a total of up to $1,500 may be paid upon final closing of the associated transaction.

Operational and Regulation Overview

We believe our operations are in material compliance with all applicable state and local laws, regulations, and licensing requirements in the states in which we operate. However, cannabis is illegal under United States federal law. Substantially all of our revenue is derived from United States cannabis operations. For information about risks related to United States cannabis operations, refer to Item 1A., "*Risk Factors*," of this Form 10-K.

Key Financial Highlights

- Revenue increased by $43,009, or 8%, during 2024, as compared to 2023, primarily driven by expansion of our cultivation activities and incremental revenue from acquisitions, partially offset by declines in certain legacy markets due to increased competition.

- Operating profit was $4,734 during 2024, as compared to an operating loss of $3,619 during 2023. The improvement was primarily driven by the expansion of wholesale production and leveraging of existing infrastructure, partially offset by slightly higher general and administrative expenses attributable to certain one-time costs, including expenses associated with our debt refinancing and other strategic initiatives.

- Net increase in cash and cash equivalents of $15,746 during 2024, primarily driven by a benefit from the timing and amount of tax payments, including certain tax refunds received, as well as the timing and management of payments related to working capital activities, partially offset by payments associated with acquisitions, investments in capital assets, and costs associated with our debt refinancing.

RESULTS OF OPERATIONS

The Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

($ in thousands)		Year Ended December 31,				Increase / (Decrease)	
		2024		**2023**			
Revenue, net	$	561,599	$	518,590	$	43,009	8%
Cost of goods sold		(377,389)		(363,470)		13,919	4%
Gross profit		184,210		155,120		29,090	19%
Gross profit %		*32.8%*		*29.9%*			
Operating expenses							
General and administrative expenses		179,476		158,739		20,737	13%
Operating profit (loss)		4,734		(3,619)		8,353	231%
Other (expense) income							
Interest expense		(45,263)		(36,984)		8,279	22%
Other, net		707		25,843		(25,136)	NM*
Total other expense		(44,556)		(11,141)		33,415	300%
Loss before income taxes		(39,822)		(14,760)		25,062	170%
Income tax expense		(45,172)		(33,454)		11,718	35%
Net loss	$	(84,994)	$	(48,214)	$	36,780	76%

*Not meaningful

Revenue

Revenue increased by $43,009, or 8%, during 2024, as compared to 2023. Our revenue growth was primarily driven by $41,944 of incremental net revenue from our wholesale operations, in large part as a result of expansion across the markets in which we operate, particularly in New Jersey and Massachusetts. During 2024, we sold approximately 187,000 pounds of wholesale product, on a gross basis, compared to approximately 145,000 pounds sold during 2023. Additionally, we recognized $53,729 of incremental revenue from acquisitions, including $17,583 from the Devi Maryland acquisition that occurred during the second quarter of 2023 and benefited from the commencement of adult-use sales during the third quarter of 2023. This incremental increase was also driven by new store openings in 2024 and late 2023 associated with previously acquired licenses, including a benefit from the commencement of non-medical sales in Ohio, as well as a contribution of $4,000 of incremental revenue from partner stores. We had 39 open dispensaries as of December 31, 2024, compared to 34 as of December 31, 2023. These increases were offset by a decrease of $52,664 across our legacy locations, primarily in Illinois and New Jersey due to increased competition in those markets.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by $13,919, or 4%, during 2024, as compared to 2023. Cost of goods sold represents direct and indirect expenses attributable to the production of wholesale products as well as direct expenses incurred in purchasing products from other wholesalers. Gross profit for 2024 was $184,210, representing a gross margin of 32.8%, compared to gross profit of $155,120 and gross margin of 29.9% for 2023. Gross margin for the current year benefited from expanded production and improved utilization at our New Jersey cultivation facility and expansion of wholesale sales in that market, partially offset by increased competition and pricing pressure in certain retail markets. The current year also benefited from $13,491 of lower write-downs of certain inventory items that were largely driven by pricing pressure in the prior year.

General and Administrative Expenses

General and administrative expenses increased by $20,737, or 13%, during 2024, as compared to 2023. The increase was primarily related to:

- $6,203 of higher professional services fees, including expenses associated with our debt refinancing and other projects and strategic initiatives;

- a $5,447 increase in an estimated reserve related to certain amounts associated with a previous transaction (refer to *"Management's Discussion and Analysis of Financial Condition and Results of Operations–Legal Matters–MedMen NY Litigation"* for additional information)

- $5,445 of higher depreciation and amortization expense due to $3,285 of incremental amortization of intangible assets driven by prior year acquisitions and $2,160 of incremental depreciation expense due to a larger average balance of fixed assets in service;

- a $2,083 reserve and a $984 discount recognized on a long-term receivable;

- a $1,552 increase in compensation expense, due to higher average senior leadership headcount associated with the expansion of operations and severance costs associated with strategic streamlining in certain departments, partially offset by a reduction of certain equity-based compensation expenses due to the forfeiture of certain awards in the current year; and

- a $1,410 increase in overhead expenses due to expansion of operations; and

These increases were partially offset by the absence of a $1,484 write-off of previously capitalized construction projects during the prior year.

Other, net

Other, net decreased by $25,136 during 2024, as compared to 2023, primarily driven by the absence of a $22,794 employee retention tax credit claim (the "ERTC Claim") recognized during the prior year period and lower interest income due to the settlement of a loan receivable that was previously outstanding.

Interest Expense

Interest expense increased by $8,279, or 22%, during 2024, as compared to 2023. The increase was primarily driven by a $5,475 net loss on extinguishment associated with the prepayment of $215,000 of principal previously outstanding under a credit facility and higher cash interest associated with new term notes (refer to "*Liquidity and Capital Resources*" for further information). These increases were partially offset by lower non-cash accretion due to a lower average balance outstanding under a financing agreement. During 2024, we had a weighted-average outstanding debt balance of $321,097 with a weighted-average interest rate of 10.9%, compared to a weighted-average debt balance of $324,950 during 2023 with a weighted-average interest rate of 9.8%, excluding finance leases in each period.

Income Tax Expense

The Internal Revenue Service has taken the position that cannabis companies are subject to the limitations of Internal Revenue Code ("IRC") Section 280E, under which such companies are only allowed to deduct expenses directly related to the sales of product (cost of goods sold). This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and those allowed for financial statement reporting purposes ("book-to-tax" differences). Cannabis companies operating in states that align their tax codes with IRC Section 280E are also unable to deduct ordinary and necessary business expenses for state tax purposes. Ordinary and necessary business expenses deemed non-deductible under IRC Section 280E are treated as permanent book-to-tax differences. Therefore, the effective tax rate on income realized by cannabis companies can be highly variable and may not necessarily correlate with pre-tax income or loss.

As of December 31, 2024 and 2023, the Company had an uncertain tax liability totaling $149,407 and $72,955, respectively, for uncertain tax positions related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company's tax liability under IRC Section 280E; refer to Note 14, "Income Taxes," in the Financial Statements for additional information.

The statutory federal tax rate was 21% during both years. The Company has operations in seven U.S. geographic markets: Illinois, Maryland, Massachusetts, Michigan, Ohio, New Jersey, and Pennsylvania, which have state tax rates ranging from 6% to 11.5%. Certain states, including Illinois, Maryland, Massachusetts, Michigan, New Jersey, and Pennsylvania, do not align with IRC Section 280E for state tax purposes and permit the deduction of ordinary and necessary business expenses from gross profit in the calculation of state taxable income.

Income tax expense was $45,172, or 24.5% of gross profit, during 2024, as compared to $33,454, or 21.6% of gross profit, during 2023. The effective tax rate on gross profit for 2024 was impacted by higher penalties and interest due on tax payments and uncertain tax positions and the treatment of certain accounting reserves, partially offset by a benefit from an incremental impact attributable to the tax treatment of certain acquired intangible assets. Refer to Note 14, "Income Taxes," in the Financial Statements for additional information regarding the Company's income taxes.

NON-GAAP FINANCIAL MEASURES

We define "Adjusted Gross Profit" as gross profit excluding non-cash inventory costs which include depreciation and amortization included in cost of goods sold, equity-based compensation included in cost of goods sold, start-up costs included in cost of goods sold, and other non-cash inventory adjustments. We define "Adjusted Gross Margin" as Adjusted Gross Profit as a percentage of net revenue. Our "Adjusted EBITDA" is a non-GAAP measure used by management that is not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. We define "Adjusted EBITDA Margin" as Adjusted EBITDA as a percentage of net revenue. Management calculates Adjusted EBITDA as the reported net loss, adjusted to exclude: income tax expense, other (income) expense, interest expense, depreciation and amortization, depreciation and amortization included in cost of goods sold, non-cash inventory adjustments, equity-based compensation, equity-based compensation included in cost of goods sold, start-up costs, start-up costs included in cost of goods sold, transaction-related and other non-recurring expenses, litigation settlement, and gain or loss on sale of assets. Accordingly, management believes that Adjusted EBITDA provides meaningful and useful financial information, as this measure demonstrates the operating performance of the business. Non-GAAP financial measures may be considered in addition to the results prepared in accordance with U.S. GAAP, but they should not be considered a substitute for, or superior to, U.S. GAAP results.

The following table presents Adjusted Gross Profit for 2024 and 2023:

($ in thousands)	Year Ended December 31,			
	2024		**2023**	
Gross Profit	$	184,210	$	155,120
Depreciation and amortization included in cost of goods sold		31,178		29,449
Equity-based compensation included in cost of goods sold		7,659		6,511
Start-up costs included in cost of goods sold[1]		—		1,570
Non-cash inventory adjustments[2]		2,859		16,350
Adjusted Gross Profit	$	225,906	$	209,000
Adjusted Gross Margin		*40.2%*		*40.3%*

[1] Incremental expenses associated with the expansion of activities at our cultivation facilities that are not yet operating at scale, including excess overhead expenses resulting from delays in regulatory approvals at certain cultivation facilities.

[2] Consists of write-offs of expired products, obsolete packaging, and net realizable value adjustments related to certain inventory items.

The following table presents Adjusted EBITDA for the 2024 and 2023:

($ in thousands)	Year Ended December 31,			
		2024		**2023**
Net loss	$	(84,994)	$	(48,214)
Income tax expense		45,172		33,454
Other income, net		(707)		(25,843)
Interest expense		45,263		36,984
Depreciation and amortization		66,157		58,983
Non-cash inventory adjustments[1]		2,859		16,350
Equity-based compensation		18,480		18,344
Start-up costs[2]		3,185		3,888
Transaction-related and other non-recurring expenses[3]		20,746		12,788
Loss (gain) on sale of assets		16		(226)
Adjusted EBITDA	$	116,177	$	106,508
Adjusted EBITDA Margin		*20.7%*		*20.5%*

[1] Consists of write-offs of expired products, obsolete packaging, and net realizable value adjustments related to certain inventory items.

[2] One-time costs associated with acquiring real estate, obtaining licenses and permits, and other costs incurred before commencement of operations at certain locations, as well as incremental expenses associated with the expansion of activities at our cultivation facilities, including excess overhead expenses resulting from delays in regulatory approvals at certain cultivation facilities. Also includes other one-time or non-recurring expenses, as applicable.

[3] Other non-recurring expenses including legal and professional fees associated with litigation matters, potential acquisitions, other regulatory matters, and other reserves or one-time expenses. The 2024 amount includes a reserve of $5,447 related to certain amounts associated with a previous transaction, a reserve of $2,083 and a $984 discount that are associated with a long-term receivable, and approximately $3,600 of expenses associated with our debt refinancing in addition to certain one-time professional fees and severance expenses associated with certain strategic initiatives. The 2023 amount includes a reserve of $1,804 on a note receivable and $7,082 of severance-related expenses, including certain contract termination payments. The 2024 and 2023 amounts include a fair value adjustment of $630 and $1,594, respectively, related to the OPA acquisition earn-out.

The Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

For a discussion comparing our operating results for the year ended December 31, 2023 with the year ended December 31, 2022, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K for the year ended December 31, 2023, filed with each of the U.S. Securities and Exchange Commission and the relevant Canadian securities regulatory authorities on March 13, 2024.

LIQUIDITY AND CAPITAL RESOURCES

We are an emerging growth company and our primary sources of liquidity are operating cash flows, borrowings through the issuance of debt, and funds raised through the issuance of equity securities. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenue and earnings over both the immediate and long term. Capital reserves are being utilized for acquisitions in the medical and adult-use cannabis markets, capital expenditures and improvements in existing facilities, and product development and marketing, as well as customer, supplier, and investor and industry relations.

Financing History and Future Capital Requirements

Historically, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. In May 2021, we completed an Initial Public Offering ("IPO") of shares of our Class A common stock through which we raised aggregate net proceeds of approximately $86,065 after deducting underwriting discounts and commissions and certain direct offering expenses paid by us. In August 2021, we entered into a credit facility under which we initially borrowed $210,000 through term loans. During the second quarter of 2022, we borrowed an additional $65,000 of term loans from certain lenders under the expansion feature of this credit facility, as further described below. Additionally, during the second quarter of 2023, we raised an aggregate of $7,000 in gross proceeds through a non-brokered private placement offering of an aggregate of 9,859 shares of the Company's Class A common stock to a single investor. In July 2024, we issued term notes in aggregate principal of $235,000, which proceeds were used, together with cash on hand, to prepay a portion of our other term loans then-outstanding, as discussed further below.

Our future ability to fund operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments, and to repay or refinance indebtedness depends on our future operating performance, cash flows, and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business, and other factors, some of which are beyond our control.

As of December 31, 2024 and 2023, the Company had total current liabilities of $144,541 and $92,686, respectively, and total current assets of $229,376 and $228,860, respectively, which includes cash and cash equivalents of $88,254 and $72,508, respectively, to meet its current obligations. As of December 31, 2024, the Company had working capital of $84,835, compared to $136,174 as of December 31, 2023.

Approximately 93% and 90% of the Company's cash and cash equivalents balance as of December 31, 2024 and 2023, respectively, is on deposit with banks, credit unions, or other financial institutions. We have not experienced any material impacts related to banking restrictions applicable to cannabis businesses. Our cash and cash equivalents balance is not restricted for use by variable interest entities.

As reflected in the Financial Statements, we had an accumulated deficit as of December 31, 2024 and 2023, as well as a net loss for 2024, 2023, and 2022, respectively. While we generated positive cash flows from operating activities during 2024 and 2023, historical cash flows from operating activities were negative. These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from the issuance of our Financial Statements has been alleviated due to: (i) cash on hand and (ii) continued growth of sales from our consolidated operations. Management plans to continue to access capital markets for additional funding through debt and/or equity financings to supplement future cash needs, as may be required. However, management cannot provide any assurances that the Company will be successful in accomplishing its business plans. If we are unable to raise additional capital on favorable terms, if at all, whenever necessary, we may be forced to decelerate or curtail certain of our operations until such time as additional capital becomes available.

2024 Term Notes

On July 16, 2024, the Company issued $235,000 in aggregate principal of senior secured notes due July 16, 2029 (the "2024 Term Notes") through a private placement (the "2024 Notes Offering") pursuant to an indenture agreement (the "July 2024 Loan Agreement"). The 2024 Term Notes were issued at 94.75% of face value and do not require scheduled principal amortization payments. The 2024 Term Notes bear interest at a rate of 12.75% per annum, payable semi-annually in arrears on January 15 and July 15 of each year until the maturity date, commencing on January 15, 2025, unless earlier prepaid in accordance with the terms of the July 2024 Loan Agreement. The total of the original issue discount and other capitalized direct financing fees was approximately $21,200 and will be amortized over the associated term using the straight-line method, which approximates the interest method. The Company utilized the proceeds from the 2024 Notes Offering, along with cash on hand, to prepay $215,000 of borrowings outstanding under the 2021 Credit Facility, as further described below. The 2024 Term Notes were funded by a combination of new and existing lenders. Borrowings from these existing lenders were accounted for as a modification of existing debt. The Company incurred approximately $3,600 of other expenses associated with this transaction that are included within "General and administrative expenses" on the Consolidated Statements of Operations in the Financial Statements for 2024.

The 2024 Term Notes are irrevocably and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain of the Company's subsidiaries (the "Guarantees"). The 2024 Term Notes and the Guarantees are (i) secured, on a first lien basis, by substantially all assets of the Company and the guarantors of the 2024 Term Notes, subject to certain carveouts, and (ii) issued and governed by the July 2024 Loan Agreement. In addition, subject to certain limitations, the July 2024 Loan Agreement permits the Company to issue additional notes thereunder, including up to an additional $60,000 in aggregate principal in the future, with the proceeds therefrom to be used to prepay the remaining outstanding balance under, and to terminate, the 2021 Credit Facility.

The Company may, at any time and from time to time upon not less than 15 nor more than 60 days' prior notice, prepay the 2024 Term Notes, along with accrued and unpaid interest, subject to a prepayment premium, as applicable. The July 2024 Loan Agreement requires mandatory prepayments from proceeds of certain events.

Pursuant to the July 2024 Loan Agreement, the Company has agreed to comply with certain customary covenants, including, but not limited to, restrictions on the Company's ability to: declare or pay dividends or make certain other payments; purchase, redeem, or otherwise purchase or retire for value any equity interests or any subordinated indebtedness or otherwise make any restricted investment or restricted payment; incur certain indebtedness; create certain liens; consolidate, amalgamate, merge, or transfer all or substantially all of the assets of the Company and certain restricted subsidiaries taken as a whole; enter into certain transactions with affiliates; and engage in certain types of businesses. Additionally, the July 2024 Loan Agreement provides for customary events of default which, if certain of them occur, would permit certain parties, including holders of not less than 25% in aggregate principal of the then-outstanding 2024 Term Notes to declare the principal of, and interest or premium, if any, and any other monetary obligations on, all the then-outstanding 2024 Term Notes to be due and payable immediately. The July 2024 Loan Agreement also requires the Company, on a consolidated basis, to maintain liquidity, consisting of cash and/or cash equivalents plus any future revolving credit availability, at all times in an aggregate amount of at least $20,000, with which the Company was in compliance as of December 31, 2024. The Company is required to comply with certain other financial covenants in contemplation of certain transactions or events, such as acquisitions and other financing activities, as defined within and provided for under the July 2024 Loan Agreement.

In January 2025, the July 2024 Loan Agreement was amended to modify certain terms and provisions, including that the minimum liquidity requirement is to be met as of the last day of each calendar month. The amended terms and provisions were not due to actual or anticipated covenant violations. Additionally, the Company borrowed an additional $15,000 through the issuance of additional term notes (the "January 2025 Term Notes"). The January 2025 Term Notes were issued at 97% of face value and are subject to the same terms and provisions of the July 2024 Loan Agreement, including the interest rate and maturity date thereunder.

Refer to Note 11, "Debt," in the Financial Statements for additional information regarding the July 2024 Loan Agreement and the Company's other debt transactions.

Credit Facility

In August 2021, we entered into a credit agreement with a group of lenders (the "2021 Credit Agreement") that provided for an initial term loan of $210,000, which was borrowed in full. The 2021 Credit Agreement provided for an expansion feature that allowed us to request an increase in the term loan outstanding up to $275,000 if the existing lenders (or other lenders) agreed to provide such additional term loans. During the second quarter of 2022, we borrowed an additional $65,000 of incremental term loans through this expansion feature (the "2022 Loans" and, together with the initial term loan, the "2021 Credit Facility") for total borrowings of $275,000 outstanding thereunder. The 2021 Credit Facility matures on August 27, 2025 and does not require scheduled principal amortization payments. Borrowings under the 2021 Credit Facility bear interest at a rate of 9.5% per annum, payable quarterly. Proceeds from the initial term loan under the 2021 Credit Facility were used, in part, to prepay certain then-outstanding debt obligations and, together with the 2022 Loans, fund working capital and general corporate matters, including, but not limited to, growth investments, acquisitions, capital expenditures, and other strategic initiatives.

Mandatory prepayments are required following certain events, including the proceeds of indebtedness that is not permitted under the agreement, asset sales, and casualty events, subject to customary reinvestment rights. We may prepay the 2021 Credit Facility at any time, subject to a customary make-whole payment or prepayment penalty, as applicable. Once repaid, amounts borrowed under the 2021 Credit Facility may not be re-borrowed. We may request an extension of the maturity date for 364 days, which the lenders' may grant in their discretion.

In April 2024, the 2021 Credit Agreement was amended to permit the Company to initiate, from time to time and at its discretion, a "Dutch Auction" pursuant to which it may issue a tender offer to existing lenders to re-purchase and retire their loans at a specified discount to par. No such re-purchase has occurred as of the date of filing of this Form 10-K.

In June 2024, the 2021 Credit Agreement was amended to, among other things, permit the Company to issue new senior secured notes. In July 2024, the Company prepaid $215,000 of borrowings outstanding under the 2021 Credit Facility, primarily utilizing the proceeds from the issuance of the 2024 Term Notes, as discussed above. The remaining $60,000 of borrowings outstanding under the 2021 Credit Facility will remain outstanding based on the original terms of the 2021 Credit Agreement. The Company recognized, as a component of interest expense, a loss on extinguishment of $5,475, which includes $3,527 of prepayment fees and the write-off of $1,948 of unamortized deferred financing costs that were attributable to those lenders who did not provide funding under the 2024 Term Notes. A total of $1,579 of prepayment fees and $1,428 of previously unamortized deferred financing costs that were associated with existing lenders will remain capitalized and will be deferred over the term of the 2024 Term Notes in accordance with modification treatment. The total prepayment fee of $5,106 is included within "Debt issuance costs" on the Consolidated Statement of Cash Flows in the Financial Statements for 2024. A total of $943 of unamortized deferred financing costs were associated with the portion of the 2021 Credit Facility that was not prepaid and will be amortized through the remaining term of those loans.

We are required to comply with two financial covenants under the 2021 Credit Agreement. Liquidity (defined as unrestricted cash and cash equivalents pledged under the 2021 Credit Facility plus any future revolving credit availability) may not be below $20,000 as of the last day of any fiscal quarter, and we may not permit the ratio of Consolidated EBITDA (as defined in the 2021 Credit Agreement) to consolidated cash interest expense for any period of four consecutive fiscal quarters to be less than 2.50:1.00. The Company has a customary equity cure right for each of these financial covenants. The Company is in compliance with these covenants as of December 31, 2024. Refer to Note 11, "Debt," in the Financial Statements for additional information regarding the 2021 Credit Facility and the Company's other debt transactions.

Cash Flows

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by (used in) operating activities	$ 73,292	$ 75,334	$ (38,356)
Net cash used in investing activities	(37,196)	(59,890)	(114,254)
Net cash (used in) provided by financing activities	(20,350)	(17,082)	71,275

Operating Activities

Net cash provided by operating activities was $73,292 during 2024, as compared to $75,334 during 2023. The slight decrease was primarily driven by an impact from the timing and management of payments to suppliers and vendors and other working capital payments, including the payment of approximately $3,600 of expenses associated with our debt refinancing that were not capitalizable and $2,458 of fair value accretion associated with the payment of contingent consideration related to a prior acquisition. During 2024 we received income tax refunds totaling approximately $28,000. Comparatively, 2023 includes the recognition of the $22,794 ERTC Claim, of which $20,830 was received.

Net cash provided by operating activities was $75,334 during 2023, as compared to net cash used in operating activities of $38,356 during 2022. The change was primarily driven by: the timing and amount of income tax payments, the recognition of the $22,794 ERTC Claim, of which $20,830 was received; and the timing of payments to suppliers and vendors and other working capital payments

Investing Activities

Net cash used in investing activities decreased by $22,694 during 2024, as compared to 2023. The decrease was primarily due to lower net investments in notes receivable and lower payments associated with acquisitions, partially offset by the absence of proceeds from the sale of assets and slightly higher capital expenditures.

Net cash used in investing activities decreased by $54,364 during 2023, as compared to 2022. The decrease was primarily due to lower capital expenditures, including a benefit from reimbursements under tenant improvement allowances, and lower payments associated with acquisitions, partially offset by lower proceeds from the sale of assets and higher investments in notes receivable.

Financing Activities

Net cash used in financing activities increased by $3,268 during 2024, as compared to 2023. The current year reflects utilization of proceeds from the issuance of the 2024 Term Notes to partially prepay certain amounts outstanding under the 2021 Credit Facility and related financing costs. Additionally, the current period reflects higher cash remittances of taxes withheld under equity-based compensation plans, the payment of contingent consideration associated with a prior acquisition, and the repurchase of common stock through a specific transaction. The prior year benefited from proceeds received from the issuance of common stock.

Net cash used in financing activities was $17,082 during 2023, as compared to net cash provided by financing activities of $71,275 during 2022. The change was primarily due to the absence of proceeds from the issuance of debt in 2022 and higher repayments of debt in 2023, partially offset by proceeds from a private placement offering in 2022.

Contractual Obligations and Other Commitments and Contingencies

Material contractual obligations arising in the normal course of business primarily consist of long-term fixed rate debt and related interest payments, leases, finance arrangements, and amounts due for acquisitions. We believe that cash flows from operations will be sufficient to satisfy our capital expenditures, debt services, working capital needs, and other contractual obligations for the next twelve months.

The following table summarizes the Company's material future contractual obligations as of December 31, 2024:

| *(in thousands)* | **Commitments Due by Period** | | | | |
Contractual Obligations	**Total**	**2025**	**2026 - 2027**	**2028 - 2029**	**Thereafter**
Term notes[1]	$ 295,000	$ 60,000	$ —	$ 235,000	$ —
Fixed interest related to term notes[2]	153,629	33,613	59,926	60,090	—
Sellers' notes[3]	11,060	11,060	—	—	—
Finance arrangements[4]	19,907	2,521	5,257	4,810	7,319
Operating leases[5]	667,888	43,401	88,657	93,159	442,671
Finance leases[5]	3,663	1,456	1,932	275	—
Total	$ 1,151,147	$ 152,051	$ 155,772	$ 393,334	$ 449,990

[1] Principal payments due under our term notes payable as of December 31, 2024. This amount could fluctuate based on additional borrowings or prepayments and excludes the additional $15,000 of term notes issued in January 2025. Refer to Note 11, "Debt," in the Financial Statements for additional information regarding our debt arrangements.

[2] Represents fixed interest rate payments on borrowings under our term notes based on the principal outstanding at December 31, 2024. Interest payments could fluctuate based on prepayments or additional amounts borrowed. These amounts exclude interest on the additional $15,000 of term notes issued in January 2025; refer to Note 11, "Debt," in the Financial Statements for additional information regarding our debt arrangements.

[3] Consists of amounts owed for acquisitions or other similar transactions. Certain cash payments include an interest accretion component, and the timing of certain payments may vary based on regulatory approval. Refer to Note 11, "Debt," in the Financial Statements for additional information.

[4] Reflects our contractual obligations to make future payments under non-cancelable operating leases that did not meet the criteria to qualify for sale-leaseback treatment. Refer to Note 10, "Leases," in the Financial Statements for additional information.

[5] Reflects our contractual obligations to make future payments under non-cancelable leases. Refer to Note 10, "Leases," in the Financial Statements for additional information.

The table above excludes up to an additional total of $10,000 related to the Story of PA CR, LLC acquisition that we expect to fund under the associated research collaboration agreement over the ten years following the agreement date. Refer to Note 4, "Acquisitions," in the Financial Statements for additional information.

Additionally, the Company has commercial relationships with license holders across the markets in which it operates with mutually beneficial purchasing and supply arrangements entered into in the ordinary course of business. In conjunction with the acquisition of Ohio Cannabis Clinic, LLC in December 2021, the Company entered into a supply agreement with a producer and supplier of medical cannabis products in Ohio (the "Ohio Supply Agreement") with an initial expiration date of August 2028. Under the Ohio Supply Agreement, the Company will purchase products from the supplier that results in 7.5% of the Company's monthly gross sales of all products in our Ohio dispensaries for the first five years, and 5% for the remaining term. The Company can establish the selling price of the products and the purchases are made at the lowest then-prevailing wholesale market price of products sold by the supplier to other dispensaries in Ohio. Such purchases have been excluded from the table above, as purchases are variable based on gross sales of the respective dispensary.

As of the date of this filing, we do not have any off-balance sheet arrangements, as defined by applicable regulations of the United States Securities and Exchange Commission, that have, or are reasonably likely to have, a material current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Capital Expenditures

We anticipate capital expenditures, net of tenant improvement allowances, of approximately $30,000 to $35,000 during 2025. Changes to this estimate could result from the timing of various project start dates, which are subject to local and regulatory approvals, as well as capital allocation considerations. Spending at our cultivation and processing facilities includes: construction; purchase of capital equipment such as extraction equipment, heating, ventilation, and air conditioning equipment, and other manufacturing equipment; general maintenance; and information technology capital expenditures. Dispensary-related capital expenditures includes construction costs for the initial build-out of each location, general maintenance costs, and upgrades to existing locations.

During 2025, we expect to build out additional dispensaries across our network and provide funding for partner dispensaries. We also anticipate completing certain expansion projects across our cultivation facilities in addition to other enhancements and general maintenance activities across our portfolio. Management expects to fund capital expenditures primarily by utilizing cash flows from operations.

As of December 31, 2024, our construction in progress ("CIP") balance was $5,555 and relates to capital spending on projects that were not yet complete. This balance includes amounts related to: certain enhancement projects at our New Jersey, Illinois, and Massachusetts cultivation facilities; certain build out projects at partner dispensaries; and other projects across our dispensaries and cultivation facilities.

Share Repurchase Program

In December 2024, the Company's board of directors authorized a share buyback program (the "Buyback Program") which permits the Company to repurchase up to the lesser of: (i) 10,216 shares of the Company's Class A common stock; and (ii) $2,250 worth of shares of Class A common stock, in the open market pursuant to a normal course issuer bid, subject to applicable legal, regulatory, and contractual requirements. The total number of shares purchased, timing of purchases, and share prices are dependent upon market conditions and business considerations, any applicable securities law requirements, CSE rules, and any determination of best use of cash available at the time. Any such shares purchased will be retired. The Buyback Program will expire on January 1, 2026, and may be suspended, terminated, or modified at any time for any reason and the Company is under no obligation to purchase any such shares for the duration of the Buyback Program. Repurchases under the Buyback Program commenced in February 2025, at the discretion of the Company's management. Refer to Note 12, "Stockholders' Equity," in the Financial Statements for additional information regarding the Company's capital structure and other equity-related transactions.

Other Matters

*Equity Incentive Plan*s

The Company's current stock incentive plan, as amended, (the "Amended 2021 Plan") authorizes the issuance of options, stock appreciation rights, restricted stock awards, restricted stock units ("RSUs"), and other stock-based awards (collectively the "2021 Plan Awards"). The Amended 2021 Plan provides for a maximum number of shares of Class A common stock available for issuance to not exceed 10% of the total number of issued and outstanding shares of Class A common stock, on a non-diluted basis, as constituted on the grant date of a plan award. As of December 31, 2024, there were 11,347 shares of Class A common stock available for grant for future equity-based compensation awards under the Amended 2021 Plan.

During 2024, the Company granted a total of 14,603 RSUs under the Amended 2021 Plan, and as of December 31, 2024, a total of 5,898 RSUs that are granted are unvested. Total unrecognized compensation cost related to the RSUs was $4,936 as of December 31, 2024, which is expected to be recognized over a weighted-average remaining period of 2.6 years.

As of December 31, 2024, a total of 3,252 stock option awards are outstanding under the Amended 2021 Plan, of which 2,702 are exercisable. No options were granted during 2024 and a total of 206 were exercised. As of December 31, 2024, the outstanding options have a remaining weighted-average contractual life of 3.0 years and total unrecognized stock-based compensation expense related to unvested options was $250, which is expected to be recognized over a weighted-average remaining period of 1.9 years.

During 2024, 2023, and 2022, the Company recognized $10,821, $11,833, and $11,368, respectively, of equity-based compensation expense within "General and administrative expenses" on the Consolidated Statements of Operations in the Financial Statements and recognized $7,659, $6,511, and $11,889, respectively, within "Cost of goods sold."

In July 2021, the Company adopted an employee stock purchase plan (the "2021 ESPP"), pursuant to which 4,000 shares of Class A common stock are reserved for issuance thereunder, subject to certain adjustments and other terms. As of December 31, 2024, no shares have been issued under the 2021 ESPP.

Refer to Note 13, "Equity-Based Compensation Expense," in the Financial Statements for additional information regarding the Company's equity awards and equity-based compensation expense.

Other Equity Transactions

In December 2024, the Company completed a non-brokered private transaction with a single investor through which it repurchased and retired 11,000 shares of Class A common stock for an aggregate of $2,750, which shares represented approximately 5% of the then-outstanding shares of Class A common stock.

Lease-Related Transactions

Refer to Note 10, "Leases," in the Financial Statements for additional information regarding the Company's leases.

Loan Receivable

In June 2023, the Company purchased, at par, $12,027 of the principal of a loan (the "Maryland Loan Receivable"), outstanding pursuant to a loan agreement with a cannabis license holder in Maryland (the "Maryland Loan Agreement"), plus the associated interest receivable. The Maryland Loan Agreement matures on August 1, 2026, requires monthly repayments equal to 10.0% of the outstanding balance, including paid-in-kind ("PIK") interest, and may be prepaid subject to a customary make-whole payment or prepayment penalty, as applicable. The Maryland Loan Agreement initially provided for a base interest rate of 12.0% plus LIBOR (LIBOR floor of 1.0%) and a PIK interest rate of 4.5%. Following the replacement of LIBOR, effective July 1, 2023, the interest rate transitioned from LIBOR to the secured overnight financing rate ("SOFR") plus an alternative reference rate committee ("ARRC") standard adjustment.

The Company recorded the Maryland Loan Receivable at an amortized cost basis of $12,622, which included a total of $595 of transaction-related expenses. The Company identified certain events of default and covenant violations, including non-payment, and provided an acceleration notice during the second quarter of 2023 that declared all amounts due and payable. As such, during 2023 the Company established a reserve of $1,804 for potential collectability that is included within "General and administrative expenses" on the Consolidated Statements of Operations in the Financial Statements and within "Other" on the Consolidated Statements of Cash Flows. During 2023, the Company recognized a total $2,859 of interest income, including certain default fees and premiums and PIK interest, which total remained outstanding as of December 31, 2023 and is recorded within "Other, net" on the Consolidated Statements of Operations and which receivable is included within "Other current assets" on the Consolidated Balance Sheet as of that date.

In March 2024 the borrower refinanced the borrowings underlying the Maryland Loan Agreement with a third-party lender (the "Maryland Refinancing"). In conjunction with the Maryland Refinancing, the borrower's obligations to the Company under the Maryland Loan Agreement were settled. As part of this settlement, the Company received a cash payment of $8,100. Additionally, the parties entered into a supply agreement that provides for the Company to receive $6,000 of inventory products from the borrower, based on market prices, over the course of three years, with a maximum of $500 per quarter. The Company recorded this receivable net of an initial discount of $984 that is included within "General and administrative expenses" on the Consolidated Statements of Operations for 2024 and within "Other" on the Consolidated Statements of Cash Flows. This discount was calculated utilizing the Company's estimated incremental borrowing rate as of the agreement date and will be accreted to interest income over the agreement term. The total settlement value, excluding the discount, approximated the obligations outstanding under the Maryland Loan Receivable, including past due interest.

A total of $988 of inventory was supplied under this agreement during 2024. The Company established a reserve of $2,083 on the remaining receivable during 2024 due to collection risk. This reserve was recognized within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows.

Refer to Note 6, "Notes Receivable," in the Financial Statements for additional information regarding the Maryland Loan Receivable and the Company's other notes receivable.

Legal Matters

Below is a description of our significant legal matters and the related impact, as applicable, on our financial condition, results of operations, and prospects. Refer to Note 15, "Commitments and Contingencies," in the Financial Statements for additional information.

MedMen NY Litigation

On February 25, 2021, the Company entered into a definitive investment agreement (the "Investment Agreement") with subsidiaries of MedMen Enterprises Inc. ("MedMen"), under which we would have, subject to regulatory approval, completed an investment (the "Investment") of approximately $73,000 in MedMen NY, Inc. ("MMNY"), a licensed medical cannabis operator in the state of New York. Following the completion of the transactions contemplated by the Investment Agreement, we were expected to hold all the outstanding equity of MMNY.

The Company contends that, in December 2021, the parties to the Investment Agreement received the required approvals from the State of New York to close the transactions contemplated by the Investment Agreement, but MedMen has disputed the adequacy of the approvals provided by the State of New York. The Company delivered notice to MedMen in December 2021 that it wished to close the transactions as required by the Investment Agreement. Nevertheless, MedMen, on January 2, 2022, gave notice to the Company that MedMen purported to terminate the Investment Agreement.

Following receipt of such notice, on January 13, 2022, the Company filed a complaint against MedMen and others in the Commercial Division of the Supreme Court of the State of New York (the "Court"), requesting specific performance that the transactions contemplated by the Investment Agreement must move forward, and such other relief as the Court may deem appropriate. The Company simultaneously moved for a temporary restraining order and preliminary injunction (the "Motion") requiring MedMen to operate its New York business in the ordinary course of business and to refrain from any activities or transactions that might impair, encumber, or dissipate MedMen's New York assets. The parties resolved the Motion via a "Stipulation and Order" entered by the Court on January 21, 2022 that required that MMNY operate only in compliance with the law and in a manner consistent with its ordinary course of business that preserved all assets of MMNY. It further required MMNY to not take certain actions, including any actions that would have a material adverse effect on MedMen's New York business. On March 27, 2023, the parties entered a further stipulation that modified the January 21, 2022 Stipulation and Order by lifting the Court's prohibition against a sale or transfer of MMNY or its assets, without waiver of any claims that the Company might have in the event of such a transaction. That further stipulation modifying the January 21, 2022 Stipulation and Order was entered by the Court on August 1, 2023.

On January 24, 2022, MedMen filed counterclaims against the Company, alleging that Ascend had breached the Investment Agreement, and seeking declaratory relief that MedMen had properly terminated the Investment Agreement. On February 14, 2022, the Company moved to dismiss MedMen's counterclaims and filed an amended complaint (the "First Amended Complaint") that included additional claims against MedMen for breach of contract.

The First Amended Complaint contained several causes of action, including for breach of contract and breach of the covenant of good faith and fair dealing. The First Amended Complaint sought damages in addition to continuing to seek injunctive and declaratory relief. On March 7, 2022, MedMen filed amended counterclaims, an answer, and affirmative defenses to the First Amended Complaint. On March 28, 2022, the Company moved to dismiss MedMen's amended counterclaims. On April 20, 2022, the parties entered into a stipulation extending the time for MedMen to oppose the Company's motion to dismiss until May 5, 2022. In addition, the parties agreed to stay all discovery, including both party and non-party discovery. On May 5, 2022, the parties filed another stipulation order with the Court adjourning until further notice from the Court MedMen's time to oppose the Company's motion to dismiss MedMen's amended counterclaims. The parties again stipulated that all discovery remains stayed pending further order from the Court.

On May 10, 2022, the Company and MedMen signed a term sheet (the "Term Sheet"), pursuant to which the parties agreed to use best efforts to enter into a settlement agreement and enter into new or amended transactional documents. The amended transaction terms contemplated in the Term Sheet also would have required MedMen to provide a representation and warranty that the status of the MMNY assets had not materially changed since December 31, 2021 and an acknowledgement that the representations and warranties from the Investment Agreement would survive for three months after the closing of the contemplated transactions. However, after the Company determined that MedMen could not make or provide the representations and warranties that MedMen would have been required to make as part of the contemplated transactions, the Company determined that it no longer intended to consummate the contemplated transactions.

On September 30, 2022, the Company sought leave from the Court to file a second amended complaint (the "Second Amended Complaint"). The Second Amended Complaint contains breach of contract claims against MedMen, as well as a claim for the breach of the implied covenant of good faith and fair dealing, and a claim for anticipatory breach of contract. In connection with those claims, the Company is no longer seeking injunctive or declaratory relief; however, the Company continues to seek damages from MedMen, including, but not limited to, the return of the $4,000 deposit, approximately $2,400 pursuant to a working capital loan agreement that was entered into in conjunction with the Investment Agreement, and other capital expenditure advances paid to MMNY by the Company.

On November 21, 2022, the parties entered into a stipulation whereby MedMen agreed to the filing of the Second Amended Complaint, which is now the Company's operative pleading in the litigation. In addition, in the stipulation, the Company agreed that it would not contest MedMen's filing of second amended counterclaims against the Company while reserving all rights with respect to any such counterclaims. Because the parties agreed to the filing of each side's amended pleadings, on November 28, 2022, the Court determined that Ascend's March 2022 motion to dismiss was moot.

On December 21, 2022, MedMen filed its second amended counterclaims, an answer, and affirmative defenses to the Company's Second Amended Complaint. In addition to the allegations in MedMen's earlier pleadings, MedMen now also alleged that the Company breached the Term Sheet. On January 20, 2023, the Company moved to dismiss MedMen's second amended counterclaims.

On August 18, 2023, the Court issued a Decision and Order on the Company's motion to dismiss, dismissing seven of MedMen's ten counterclaims, including each of the counterclaims brought by MedMen relating to the Term Sheet. On September 26, 2023, MedMen filed a motion seeking leave to file its third amended counterclaims, in which MedMen seeks to revive its previously dismissed counterclaims relating to the Term Sheet. On October 24, 2023, the Company filed an opposition to that motion for leave. As further discussed below, the Court denied that motion on February 2, 2024. In addition, on October 18, 2023, MedMen filed a Notice of Appeal of the Court's August 18, 2023 Decision and Order with respect to the dismissal of MedMen's three counterclaims relating to the Term Sheet. On November 1, 2023 the Company filed a Notice of Cross-Appeal with respect to the Court's determination that the Company's motion to dismiss was not subject to New York's anti-SLAPP statute. Both parties have yet to perfect the appeals.

On February 2, 2024, the Court issued a Decision and Order denying MedMen's motion for leave to file its third amended counterclaims.

On February 21, 2024, the current counsel-of-record for MedMen filed an order to show cause with the Court seeking leave to withdraw as counsel and stay proceedings for thirty days to permit MedMen time to obtain new counsel. On March 20, 2024, the Court granted such withdrawal motion and designated April 25, 2024 as the deadline for MedMen to obtain new counsel, which, as of the date of filing of this Form 10-K, has not occurred.

On April 26, 2024, MedMen announced that it made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act on April 24, 2024 and B. Riley Farber Inc. was appointed as its bankruptcy trustee. In addition, MedMen announced that MedMen's wholly owned subsidiary, MM CAN USA, Inc., a California corporation, was placed into receivership in the Los Angeles Superior Court, Santa Monica Division on April 23, 2024 to effectuate an orderly dissolution and liquidation of its California-based assets. MedMen further announced that it intends to initiate additional receivership proceedings in those U.S. states where MM CAN USA, Inc. controls or owns assets, through which the operations and assets of MedMen's subsidiaries will be dissolved or liquidated pursuant to applicable laws in the United States. On May 21, 2024, the Los Angeles Superior Court issued an order confirming the appointment a receiver for MM CAN USA, Inc. The receiver has submitted monthly reports to the Los Angeles Superior Court estimating that the liabilities of MedMen's subsidiaries likely significantly exceed the estimated liquidated value of MedMen's subsidiaries and their respective assets, and such reports indicate that efforts to dissolve, liquidate, or abandon such assets are ongoing.

Following the Company's decision to no longer consummate the contemplated transactions during 2022, the Company expensed a total of $1,704 of capitalized costs, primarily consisting of capital expenditures or deposits that were incurred for certain locations. Additionally, during 2022 the Company established an estimated reserve of $3,700 related to amounts that it has been actively pursuing collecting. The write-off and reserve are each included within "General and administrative expenses" on the Consolidated Statements of Operations in the Financial Statements and within "Other" on the Consolidated Statements of Cash Flows for 2022 and the reserve is included within "Other current assets" on the Consolidated Balance Sheet as of December 31, 2023. During 2024, the Company increased the estimated reserve by $5,447, which is included within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows. The total reserve as of December 31, 2024 is reflective of all outstanding balances and, of which, $2,422 is included within "Notes receivable" on the Consolidated Balance Sheet, $6,695 is included within "Other current assets," and the remainder is included within "Other non-current assets."

Previous Matters

TVP Settlement

In April 2021, the Company, through a subsidiary, entered into a settlement agreement with TVP, LLC, TVP Grand Rapids, LLC and, TVP Alma, LLC (collectively, the "TVP Parties") regarding a dispute related to a purchase agreement for the Company's potential acquisition of certain real estate properties in Michigan. As part of that settlement, the Company issued historical equity units to the TVP Parties to be held in the name of an escrow agent (the "Escrow Units"). The Escrow units were fully issued and outstanding as of the settlement date and were to remain in the escrow account until such time as the TVP Parties exercised an option to hold the Escrow Units directly (the "Put Option"), which could be exercised for three years. In February 2024, the TVP Parties notified the Company that they were exercising the Put Option and the transfer was completed in May 2024, at which time the Escrow Units were released to the TVP Parties and the TVP Parties transferred to the Company the equity interests of the entities that hold the three real estate properties. The underlying properties were determined to have a total fair value of $5,400 as of the settlement date, which was included within "Other non-current assets" on the Consolidated Balance Sheet as of December 31, 2023 and was reclassified to "Property and equipment, net" as of the transfer date. Prior to the completion of the transfer, the Company operated dispensaries at these locations pursuant to lease agreements, which operations will continue at the now-owned properties.

Stockholder Dispute

In April 2022, the Company entered into a settlement agreement related to a stockholder dispute that arose in 2021. The settlement total of $5,000 is reflected within "Settlement expense" on the Consolidated Statement of Operations in the Financial Statements for 2022 and was paid in May 2022.

Subsequent Transactions

In January 2025, the Illinois Partnership entered into a definitive agreement to acquire a conditional adult-use license in Illinois, subject to regulatory approval. Total cash consideration for this transaction is $1,900, which is due at final closing and is subject to certain closing adjustments. In conjunction with this definitive agreement, the parties entered into certain management services agreements under which the Illinois Partnership will, subject to regulatory approval, provide certain management and advisory services for a set fee. The parties also entered into a working capital loan and security agreement, under which the Illinois Partnership may loan up to $3,650 for the build-out of the associated dispensary, which loan has a five year maturity, if not otherwise settled, bears interest at a rate of 12.5% per annum, and provides for a default interest penalty of an additional 6.0% and a repayment fee of 10.0%. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In January 2025, the Illinois Partnership entered into definitive agreements to acquire an adult-use dispensary and a conditional adult-use license in Illinois, subject to regulatory approval. The parties also entered into certain management services agreements under which the Illinois Partnership will, subject to regulatory approval, provide certain management and advisory services for a set fee. Total cash consideration for these transactions is $5,000, of which $2,500 is payable upon the regulatory approval of the management services agreements and the remainder is due at final closing, subject to certain closing adjustments. The agreements also provide for an earnout payment based on the achievement of certain financial metrics. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In February 2025, the Company entered into a loan agreement pursuant to which the Company may provide up to $2,500 of financing (the "February 2025 NJ Loan Agreement") to a third party ("New Jersey Partnership Two"). Borrowings under the February 2025 NJ Loan Agreement are secured by substantially all of the assets and equity interests of the borrower and borrowings bear interest at a rate of 20% per annum. The February 2025 NJ Loan Agreement provides for customary events of default, contains certain covenants and other restrictions, and provides for a default penalty of an additional 6% interest. Borrowings are due on the tenth anniversary of the February 2025 NJ Loan Agreement. The February 2025 NJ Loan Agreement provides the Company with conversion options to obtain to 100% of the equity interests in the borrower at any time through the maturity date, subject to certain provisions and as may be permitted by applicable regulations. The February 2025 NJ Loan Agreement also provides the Company with certain financial distributions based on the borrower's results of operations. In conjunction with the February 2025 NJ Loan Agreement, the Company and the New Jersey Partnership Two entered into a purchase agreement to acquire an entity that received licensing approvals for operation of an adult-use dispensary, subject to regulatory approval, for $650 of cash consideration. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In February 2025, pursuant to a loan agreement through which the Company may provide funding (the "February 2025 Loan Agreement"), at its sole discretion to a third party, this third party entered into a definitive agreement through which it anticipates acquiring, subject to certain regulatory approvals and closing conditions, two adult-use dispensaries for total consideration of $7,850, payable in cash and subject to certain closing adjustments including the settlement of a note outstanding. This transaction also provides for an earnout payment, payable in cash, in an amount equal to the lesser of $2,000 or three times the Annual EBITDA (as defined) during the one-year period following closing. The February 2025 Loan Agreement provides the Company with the option to convert the outstanding balance into equity interests of the borrower, up to 100%, as may be permissible by applicable regulations at such time. Borrowings under the February 2025 Loan Agreement bear interest at a rate of 20.0% per annum and are secured by substantially all of the then-current or future assets of the borrower, as applicable. The February 2025 Loan Agreement matures ten years from issuance, but may be extended if not otherwise converted prior to maturity, with borrowings and interest not due until such time. This third party held no assets at the time the agreements were entered into. The Company is evaluating the accounting treatment of these transactions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with United Stated generally accepted accounting principles requires our management to make certain estimates that affect the reported amounts. We base our estimates on historical experience, known or expected trends, independent valuations, and carious other assumptions that we believe to be reasonable under the circumstances. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

The Company's significant accounting policies are described in Note 2, "Basis of Presentation and Significant Accounting Policies," in the Financial Statements, including standards adopted during the current year, none of which had a material impact on our consolidated financial statements. There have been no other significant changes to our critical accounting policies and estimates. We believe the following critical accounting policies govern the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the accounting considerations on and after acquisition.

In determining the fair value of all identifiable assets and liabilities acquired, the most significant estimates relate to intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are the primary intangible asset acquired in business combinations, as they provide us the ability to operate in each market. The key assumptions used in calculating the fair value of these intangible assets are cash flow projections that include discount rates and terminal growth rates. In calculating the fair value of the cannabis licenses acquired through business combinations during 2024 and 2023, management selected discount rates that vary depending upon the markets in which each of the acquisitions operate in, generally ranging between 15% and 30%. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Management selected a terminal growth rate of 3%. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Company's historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates, or actual results.

Goodwill, Intangible Assets, and Other Long-Lived Assets

Goodwill and intangible assets are recorded at their estimated fair values at the date of acquisition. We review goodwill for impairment annually during the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Accounting Standards Codification Topic 350, "Intangibles – Goodwill and Other" ("ASC 350") permits the assessment of qualitative factors to determine whether events and circumstances lead to the conclusion that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, which would require a quantitative impairment test. Otherwise, no further testing is required.

Our qualitative assessment of the recoverability of goodwill considers various macroeconomic, industry-specific, and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below our net book value. After assessing the totality of events and circumstances, if we determine that it is not more likely than not that the fair value of any of our reporting units is less than its carrying amount, no further assessment is performed. If we determine that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, we calculate the fair value of that reporting unit and compare the fair value to the reporting unit's net book value.

If required, the quantitative test involves a comparison of the estimated fair value of a reporting unit to its carrying amount. The fair value of a reporting unit is determined using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal value are calculated for each reporting unit and then discounted to present value using an appropriate discount rate. The market approach estimates fair value of a reporting unit by using market comparables for reasonably similar public companies. When applying valuation techniques, the Company relies on a number of factors, including historical results, business plans, forecasts, and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, then an impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value, up to a maximum amount of the goodwill balance for the reporting unit.

During the fourth quarter of 2024, 2023, and 2022, we performed our annual impairment review of goodwill using a qualitative approach for our two goodwill reporting units and determined that it was not more likely than not that there was impairment of goodwill. As such, no impairment on goodwill was recognized during 2024, 2023, or 2022.

We evaluate amortizable finite-intangible assets and other long-lived assets, such as property, plant and equipment, for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If an indicator of impairment exists, judgment is required in considering the facts and circumstances surrounding these long-lived assets and assumptions are required to estimate future cash flows used in assessing the recoverable amount of the long-lived asset. Useful lives are reviewed annually. During 2024, 2023, and 2022, we did not note any factors resulting in impairment charges or changes to useful lives for finite-lived intangible assets or other long-lived assets.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price we expect to realize by selling the inventory, and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected as cost of goods sold.

Leases

For leases other than short-term leases (those with an initial term of twelve months or less), we recognize ROU assets and lease liabilities on the Consolidated Balance Sheets. Operating lease liabilities are initially recognized based on the net present value of the fixed portion of our lease payments from lease commencement through the lease term. To calculate the net present value, we apply an incremental borrowing rate that is estimated as the rate of interest we would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use quoted interest rates as an input to derive our incremental borrowing rate as the discount rate for the lease. We recognize ROU assets based on operating lease liabilities reduced by lease incentives, including tenant improvement allowances. We assess ROU assets for impairment in the same manner as long-lived assets.

Consolidation

Judgment is applied in assessing whether we exercise control and have significant influence over entities in which we directly or indirectly have an interest. We have control when we have the power over the subsidiary, have exposure or rights to variable returns, and have the ability to use our power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the subsidiaries. Where we are determined to have control, these entities are consolidated, generally as variable interest entities. Additionally, judgment is applied in determining the effective date on which control was obtained.

Recently Adopted Accounting Standards and Recently Issued Accounting Pronouncements

For information about our recently adopted accounting standards and recently issued accounting standards not yet adopted, see Note 2, "Basis of Presentation and Significant Accounting Policies," in the Financial Statements.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with the Canadian Securities Administration Staff Notice 51-352, information regarding the current federal and state-level United States regulatory regimes in those jurisdictions where we are currently directly and indirectly involved in the cannabis industry, through our subsidiaries and investments, is further described in the subsections "Overview of Government Regulation," "Compliance with Applicable State Laws in the United States," and "State Regulation of Cannabis," under Item 1., "Business," of this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed in varying degrees to a variety of financial instrument related risks. We mitigate these risks by assessing, monitoring and approving our risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2024 is the carrying amount of cash and cash equivalents. We do not have significant credit risk with respect to our customers. The majority of our cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to our customers in the normal course of business. We have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the effective management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity at all times to settle obligations and liabilities when due.

As reflected in the Financial Statements, the Company had an accumulated deficit as of December 31, 2024 and 2023, as well as a net loss for the years ended December 31, 2024, 2023, and 2022, respectively. While we generated positive cash flows from operating activities during 2024 and 2023, historically cash flows from operating activities during were negative. These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from the issuance of our Financial Statements has been alleviated due to: (i) cash on hand and (ii) continued growth of sales from our consolidated operations. Management plans to continue to access capital markets for additional funding through debt and/or equity financings to supplement future cash needs, as may be required. However, management cannot provide any assurances that we will be successful in accomplishing our business plans. If we are unable to raise additional capital on favorable terms, if at all, whenever necessary, we may be forced to decelerate or curtail certain of our operations until such time as additional capital becomes available.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, raw materials, and other commodity prices. Strategic and operational risks may arise if we fail to carry out business operations and/or raise sufficient equity and/or debt financing. Strategic opportunities or threats may arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. We seek to mitigate such risks by consideration of potential development opportunities and challenges.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our financial debts have fixed rates of interest and therefore expose us to a limited interest rate fair value risk.

Commodities Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by us aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these materials would not have a significant effect on our consolidated results of operations or cash flows, as these costs are generally passed through to our customers. However, such an increase could have an impact on our customers' demand for our products, and we are not able to quantify the impact of such potential change in demand on our annual results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ASCEND WELLNESS HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 324)

To the Stockholders and the Board of Directors of Ascend Wellness Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ascend Wellness Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O'Connell LLP

We have served as the Company's auditor since 2021.

Walnut Creek, California
March 13, 2025

ASCEND WELLNESS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	December 31, 2024		December 31, 2023
Assets			
Current assets			
Cash and cash equivalents	$	88,254	$ 72,508
Accounts receivable, net		36,542	28,298
Inventory		89,552	95,294
Notes receivable		4,100	13,116
Other current assets		10,928	19,644
Total current assets		229,376	228,860
Property and equipment, net		260,461	268,082
Operating lease right-of-use assets		139,067	130,556
Intangible assets, net		205,502	221,452
Goodwill		49,599	47,538
Other non-current assets		16,426	23,062
TOTAL ASSETS	$	900,431	$ 919,550
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$	59,435	$ 71,112
Current portion of debt, net		73,881	11,148
Operating lease liabilities, current		5,469	3,660
Income taxes payable		696	—
Other current liabilities		5,060	6,766
Total current liabilities		144,541	92,686
Long-term debt, net		234,542	297,565
Operating lease liabilities, non-current		267,221	261,087
Deferred tax liabilities, net		23,439	35,745
Other non-current liabilities		158,887	89,595
Total liabilities		828,630	776,678
Commitments and contingencies (Note 15)			
Stockholders' Equity			
Preferred stock, $0.001 par value per share; 10,000 shares authorized, none issued and outstanding as of December 31, 2024 and 2023 (Note 12)		—	—
Class A common stock, $0.001 par value per share; 750,000 shares authorized, 204,961 and 206,810 shares issued and outstanding as of December 31, 2024 and 2023 (Note 12)		205	207
Class B common stock, $0.001 par value per share, 100 shares authorized, 65 shares issued and outstanding as of December 31, 2024 and 2023 (Note 12)		—	—
Additional paid-in capital		471,129	458,027
Accumulated deficit		(400,356)	(315,362)
Equity of Ascend Wellness Holdings, Inc.		70,978	142,872
Non-controlling interests		823	—
Total stockholders' equity		71,801	142,872
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	900,431	$ 919,550

The accompanying notes are an integral part of the consolidated financial statements.

ASCEND WELLNESS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
(in thousands, except per share amounts)	**2024**	**2023**	**2022**
Revenue, net	$ 561,599	$ 518,590	$ 405,926
Cost of goods sold	(377,389)	(363,470)	(271,363)
Gross profit	184,210	155,120	134,563
Operating expenses			
General and administrative expenses	179,476	158,739	137,089
Settlement expense	—	—	5,000
Total operating expenses	179,476	158,739	142,089
Operating profit (loss)	4,734	(3,619)	(7,526)
Other (expense) income			
Interest expense	(45,263)	(36,984)	(32,436)
Other, net	707	25,843	756
Total other expense	(44,556)	(11,141)	(31,680)
Loss before income taxes	(39,822)	(14,760)	(39,206)
Income tax expense	(45,172)	(33,454)	(41,693)
Net loss	$ (84,994)	$ (48,214)	$ (80,899)
Net loss per share attributable to Class A and Class B stockholders — basic and diluted (Note 12)	$ (0.40)	$ (0.24)	$ (0.44)
Weighted-average common shares outstanding — basic and diluted	212,433	199,154	183,381

The accompanying notes are an integral part of the consolidated financial statements.

ASCEND WELLNESS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Class A and Class B Common Stock		Attributable to Ascend Wellness Holdings, Inc. Common Stockholders			Non-Controlling Interests	Total Equity
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity		
December 31, 2021	171,586	$ 171	$ 362,555	$ (186,249)	$ 176,477	$ —	$ 176,477
Shares issued in acquisitions or asset purchases	12,900	13	42,944	—	42,957	—	42,957
Vesting of equity-based payment awards	4,998	5	(5)	—	—	—	—
Equity-based compensation expense	—	—	27,570	—	27,570	—	27,570
Taxes withheld under equity-based compensation plans, net	(1,420)	(1)	(5,328)	—	(5,329)	—	(5,329)
Issuance of warrants	—	—	2,639	—	2,639	—	2,639
Net loss	—	—	—	(80,899)	(80,899)	—	(80,899)
December 31, 2022	188,064	$ 188	$ 430,375	$ (267,148)	$ 163,415	$ —	$ 163,415
Shares issued in private offering, net of offering expenses	9,859	10	6,990	—	7,000	—	7,000
Shares issued in acquisitions or asset purchases	5,185	5	4,765	—	4,770	—	4,770
Vesting of equity-based payment awards	4,950	5	(5)	—	—	—	—
Equity-based compensation expense	—	—	16,938	—	16,938	—	16,938
Taxes withheld under equity-based compensation plans, net	(1,402)	(1)	(1,222)	—	(1,223)	—	(1,223)
Exercise of stock options	219	—	186	—	186		186
Net loss	—	—	—	(48,214)	(48,214)	—	(48,214)
December 31, 2023	206,875	$ 207	$ 458,027	$ (315,362)	$ 142,872	$ —	$ 142,872
Vesting of equity-based payment awards	13,628	14	(14)	—	—	—	—
Equity-based compensation expense	—	—	21,452	—	21,452	—	21,452
Taxes withheld under equity-based compensation plans, net	(4,683)	(5)	(5,771)	—	(5,776)	—	(5,776)
Exercise of stock options	206	—	175	—	175	—	175
Repurchase of common stock	(11,000)	(11)	(2,739)	—	(2,750)	—	(2,750)
Repurchase of warrants	—	—	(1)	—	(1)	—	(1)
Recognition of non-controlling interests	—	—	—	—	—	1,050	1,050
Distributions to non-controlling interests	—	—	—	—	—	(227)	(227)
Net loss	—	—	—	(84,994)	(84,994)	—	(84,994)
December 31, 2024	205,026	$ 205	$ 471,129	$ (400,356)	$ 70,978	$ 823	$ 71,801

The accompanying notes are an integral part of the consolidated financial statements.

ASCEND WELLNESS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net loss	$ (84,994)	$ (48,214)	$ (80,899)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	66,157	58,983	37,106
Amortization of operating lease assets	1,965	1,053	1,136
Non-cash interest expense	8,269	8,486	5,754
Equity-based compensation expense	18,614	19,776	18,979
Deferred income taxes	(12,306)	(12,250)	(5,755)
Loss (gain) on sale of assets	16	(226)	345
Other	12,249	21,550	16,116
Changes in operating assets and liabilities, net of effects of acquisitions			
Accounts receivable	(8,244)	(14,197)	(6,477)
Inventory	1,809	(14,885)	(43,813)
Other current assets	375	(9,740)	8,128
Other non-current assets	(772)	(424)	(214)
Accounts payable and accrued liabilities	(2,848)	26,807	12,741
Other current liabilities	(1,706)	1,052	561
Lease liabilities	(2,471)	(682)	(558)
Income taxes	77,179	38,245	(1,506)
Net cash provided by (used in) operating activities	73,292	75,334	(38,356)
Cash flows from investing activities			
Additions to capital assets	(22,534)	(24,248)	(81,642)
Investments in notes receivable	(600)	(15,169)	(2,772)
Collection of notes receivable	8,427	327	327
Proceeds from sale of assets	11	15,000	39,225
Acquisition of businesses, net of cash acquired	(9,800)	(19,857)	(25,140)
Purchases of intangible assets	(12,700)	(15,943)	(44,252)
Net cash used in investing activities	(37,196)	(59,890)	(114,254)
Cash flows from financing activities			
Proceeds from issuance of common stock in private placement	—	7,000	—
Proceeds from issuance of debt	217,413	—	84,364
Repayments of debt	(215,786)	(23,188)	(3,143)
Proceeds from finance leases	—	—	350
Repayments under finance leases	(892)	(369)	(69)
Debt issuance costs	(7,193)	—	(4,998)
Proceeds from exercise of stock options	175	186	—
Taxes withheld under equity-based compensation plans, net	(6,247)	(711)	(5,229)
Repurchase of common stock and warrants	(2,751)	—	—
Payment of contingent consideration	(4,842)	—	—
Distributions to non-controlling interests	(227)	—	—
Net cash (used in) provided by financing activities	(20,350)	(17,082)	71,275
Net increase (decrease) in cash, cash equivalents, and restricted cash	15,746	(1,638)	(81,335)
Cash, cash equivalents, and restricted cash at beginning of period	72,508	74,146	155,481
Cash, cash equivalents, and restricted cash at end of period	$ 88,254	$ 72,508	$ 74,146

The accompanying notes are an integral part of the consolidated financial statements.

ASCEND WELLNESS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Supplemental Cash Flow Information			
Interest paid	$ 16,894	$ 27,092	$ 23,613
Income tax (refunds) payments, net	(19,613)	7,425	48,937
Non-cash investing and financing activities			
Capital expenditures incurred but not yet paid	$ 1,977	$ 5,738	$ 6,777
Taxes withheld under equity-based compensation plans, net	141	612	100
Non-controlling interest recognized upon initial consolidation of variable interest entities	1,050	—	—
Issuance of shares in business acquisitions	—	4,770	—
Issuance of shares for purchase of intangible assets	—	—	42,957
Warrants issued with notes payable	—	—	2,639

The accompanying notes are an integral part of the consolidated financial statements.

1. THE COMPANY AND NATURE OF OPERATIONS

Ascend Wellness Holdings, Inc., which operates through its subsidiaries (collectively referred to as "AWH," "Ascend," "we," "us," "our," or the "Company"), is a vertically integrated multi-state operator in the United States cannabis industry. AWH owns, manages, and operates cannabis cultivation facilities and dispensaries in several states across the United States, including Illinois, Maryland, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. Our core business is the cultivation, manufacturing, and distribution of cannabis consumer packaged goods, which are sold through company-owned retail stores and to third-party licensed retail cannabis stores. AWH is headquartered in Morristown, New Jersey.

The Company was originally formed on May 15, 2018 as Ascend Group Partners, LLC, and changed its name to "Ascend Wellness Holdings, LLC" on September 10, 2018. On April 22, 2021, Ascend Wellness Holdings, LLC converted into a Delaware corporation and changed its name to "Ascend Wellness Holdings, Inc." and effected a 2-for-1 reverse stock split (the "Reverse Split"), which is retrospectively presented for periods prior to this date that may be referenced in these financial statements. We refer to this conversion throughout this filing as the "Conversion." As a result of the Conversion, the members of Ascend Wellness Holdings, LLC became holders of shares of stock of Ascend Wellness Holdings, Inc. The historical consolidated financial statements prior to the Conversion date are those of Ascend Wellness Holdings, LLC and its subsidiaries.

Shares of the Company's Class A common stock are listed on the Canadian Securities Exchange (the "CSE") under the ticker symbol "AAWH.U" and are quoted on the OTCQX® Best Market (the "OTCQX") under the symbol "AAWH."

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements and accompanying notes (the "Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Financial Statements include the accounts of Ascend Wellness Holdings, Inc. and its subsidiaries. Refer to Note 8, "Variable Interest Entities," for additional information regarding certain entities that are not wholly-owned by the Company. We include the results of acquired businesses in the consolidated statements of operations from their respective acquisition dates. All intercompany accounts and transactions have been eliminated in consolidation.

We round amounts in the Financial Statements to thousands, except per share or per unit amounts or as otherwise stated. We calculate all percentages, per-unit, and per-share data from the underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding. The consolidated financial statements and the accompanying notes are expressed in U.S. dollars, which is the Company's functional currency. Unless otherwise indicated, all references to years are to our fiscal year, which ends on December 31.

We are an emerging growth company under federal securities laws and as such we are able to elect to follow scaled disclosure requirements for this filing and can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. We base our estimates on historical experience, known or expected trends, independent valuations, and various other measurements that we believe to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Liquidity

As reflected in the Financial Statements, the Company had an accumulated deficit as of December 31, 2024 and 2023, as well as a net loss for 2024, 2023, and 2022, respectively. While we generated positive cash flows from operating activities during 2024 and 2023, historical cash flows from operating activities were negative. These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from the issuance of these Financial Statements has been alleviated due to: (i) cash on hand and (ii) continued growth of sales from our consolidated operations. Management plans to continue to access capital markets for additional funding through debt and/or equity financings to supplement future cash needs, as may be required. However, management cannot provide any assurances that the Company will be successful in accomplishing its business plans. If the Company is unable to raise additional capital whenever necessary, it may be forced to decelerate or curtail certain of its operations until such time as additional capital becomes available.

Reclassifications

Certain prior year amounts in the notes to the consolidated financial statements have been reclassified to conform with our current period presentation. These changes had no impact on our previously reported net loss.

Variable Interest Entities

A variable interested entity ("VIE") is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We assess all variable interests in the entity and use our judgment when determining if we are the primary beneficiary. In determining whether we are the primary beneficiary of a VIE, we assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any changes in the facts and circumstances related to a VIE.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE. The equity owned by other stockholders is shown as non-controlling interests in the Consolidated Balance Sheets, Statements of Operations, and Statements of Changes in Stockholders' Equity. The assets of the VIE can only be used to settle obligations of that entity, and any creditors of that entity generally have no recourse to the assets of other entities or the Company unless the Company separately agrees to be subject to such claims. See Note 8, "Variable Interest Entities," for additional information.

Non-Controlling Interests

Non-controlling interests ("NCI") represent equity interests in certain of our subsidiaries that are owned by outside parties. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets, made on a transaction by transaction basis. The share of net assets attributable to NCI are presented as a component of equity and their share of net income or loss is recognized directly in equity, as applicable. Total comprehensive income or loss of subsidiaries is attributed to the Company and to the NCI, even if this results in the NCI having a deficit balance. See Note 4, "Acquisitions," and Note 8, "Variable Interest Entities," for additional information regarding the NCI associated with certain transactions.

(in thousands, except per share or per unit data)

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions plus cash held at retail locations. Cash and cash equivalents are stated at nominal value, which equals fair value. We did not hold significant cash equivalents or restricted cash balances as of December 31, 2024 and 2023.

We maintain cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits. The failure of a bank or credit union where we have significant deposits could result in a loss of a portion of such cash balances in excess of the insured limits, which could materially and adversely affect our business, financial condition, and results of operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, which may bear interest and do not require collateral. Past due balances are determined based on the contractual terms of the arrangements. Effective January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326)* and the related subsequent amendments to the Accounting Standards Codification ("ASC"), including the transitional guidance and other interpretive guidance within ASU 2019-05, ASU 2019-11, ASU 2020-03, and ASU 2022-02 (collectively, including ASU 2016-13, "ASC 326"). Following the adoption of ASC 326, the Company estimates its allowance for doubtful accounts related to trade receivables based on factors such as historical credit loss experience, age of receivable balances, current market conditions, and an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired.

The Company recorded $2,119 and $1,939 in allowance for doubtful accounts as of December 31, 2024 and 2023, respectively. Write-offs were not significant during 2024, 2023, or 2022.

Inventory

Inventory includes the direct costs of seeds and growing materials, indirect costs (such as utilities, labor, depreciation, and overhead costs), and subsequent costs to prepare the products for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and labor. All direct and indirect costs related to inventory are capitalized when they are incurred and they are subsequently classified to "Cost of goods sold" in the Consolidated Statements of Operations after the inventoried product is sold. Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted-average cost method for internally produced inventory and specific identification for purchased products, including finished goods, materials, and supplies. The Company reviews inventory for obsolete and slow-moving goods, and any such inventories are written down to net realizable value, which is recorded within "Cost of goods sold" on the Consolidated Statements of Operations.

Notes Receivable

The Company may provide financing to various related and non-related businesses within the cannabis industry. These notes are generally classified as held for investment and are accounted for as financial instruments at their amortized cost basis in accordance with ASC Topic 310, *Receivables*. The carrying amounts of notes receivable approximate fair value due to their short-term nature. Following the adoption of ASC 326, the Company estimates allowances on notes receivable, where applicable, based on historical loss information, the financial condition of loan recipients, and various other economic conditions.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, amortization, and impairment losses, if any. Land and construction in progress are not depreciated. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets which are as follows:

	Estimated Lives
Machinery and other equipment	5 years
Leasehold improvements	Shorter of 10 years or lease term
Buildings	39 years

Estimates of useful life and the method of depreciation are reviewed only when events or changes in circumstances indicate that the current estimates or depreciation method are no longer appropriate. Any changes are accounted for on a prospective basis as a change in estimate. Construction in progress is measured at cost and is reclassified upon completion as building or leasehold improvements, depending on the nature of the assets, and depreciated over the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred. Property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset is included in the Consolidated Statements of Operations.

Leases

The Company leases land, buildings, equipment, and other capital assets which it uses for corporate purposes and the production and sale of cannabis products. We determine if an arrangement is a lease at inception and begin recording lease activity at the commencement date, which is generally the date in which we take possession of or control the physical use of the asset. We account for leases in accordance with ASC Topic 842. We record right-of-use ("ROU") assets, which represent the right to use an underlying asset for the lease term, and the corresponding lease liabilities, which represent the obligation to make lease payments arising from the lease, on the balance sheet.

ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized on a straight-line basis. We use our incremental borrowing rate to determine the present value of future lease payments unless the implicit rate is readily determinable. Our incremental borrowing rate is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. This incremental borrowing rate is applied to the minimum lease payments within each lease agreement to determine the amounts of our ROU assets and lease liabilities.

Our lease terms generally range from 1 to 20 years. Some leases include one or more options to renew, with renewal terms that can extend the lease terms. We typically exclude options to extend the lease in a lease term unless it is reasonably certain that we will exercise the option and when doing so is at our sole discretion. The depreciable lives of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. Typically, if we decide to cancel or terminate a lease before the end of its term, we would owe the lessor the remaining lease payments under the term of such lease. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. We may rent or sublease to third parties certain real property assets that we no longer use.

Lease agreements may contain rent escalation clauses, rent holidays, or certain landlord incentives, including tenant improvement allowances. ROU assets include amounts for scheduled rent increases and are reduced by lease incentive amounts. Initial direct costs incurred by the Company are generally not material and are generally excluded from the calculation of ROU assets. Certain of our lease agreements include variable rent payments, consisting primarily of rental payments adjusted periodically for inflation and amounts paid to the lessor based on cost or consumption, such as maintenance and utilities. Variable rent lease components are not included in the lease liability.

(in thousands, except per share or per unit data)

We do not record ROU assets or lease liabilities for leases with an initial term of 12 months or less and we recognize payments for such leases in our Consolidated Statements of Operations on a straight-line basis over the lease term. We do not separate lease components from non-lease components for all asset classes. Sale-leasebacks are assessed to determine whether a sale has occurred under ASC Topic 606, *Revenue from Contracts with Customers*. If a sale is determined not to have occurred, the underlying "sold" assets are not derecognized and a financing liability is established in the amount of cash received. Upon expiration or termination of the underlying lease, the sale will be recognized by removing the carrying value of the assets and financing liability, with a gain recognized on disposal for the difference between the two amounts, if any. A lease of property and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all the risks and rewards of ownership to the Company. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed. See Note 10, "Leases," for additional information regarding our lease arrangements.

Intangible Assets

Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. These assets are amortized on a straight-line basis over their estimated useful lives as follows:

	Useful Life
Trade names	6 months
Licenses and permits	10 years
In-place leases	Lease term

The estimated useful life and amortization method are reviewed at the end of each reporting year, and the effect of any changes in estimate is accounted for on a prospective basis.

Goodwill and Indefinite Life Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the assets acquired and liabilities assumed. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. The Company evaluates the recoverability of goodwill and indefinite life intangible assets, as applicable, annually; however, we could be required to evaluate the recoverability more often if impairment indicators exist. We have elected to make the first day of our fourth quarter the annual impairment assessment date for goodwill and have two goodwill reporting units.

In accordance with the guidance adopted under ASU 2017-04, *Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, the two-step goodwill impairment process was eliminated and goodwill is first qualitatively assessed to determine whether further impairment testing is necessary. Factors that management considers in this assessment include macroeconomic conditions, industry and market considerations, overall financial performance (both current and projected), changes in management and strategy, and changes in the composition or carrying amount of net assets. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a one-step test is then performed by comparing the fair value of a reporting unit to its carrying amount. If the fair value of a reporting unit is less than its carrying value, an impairment charge will be recorded for the difference between the fair value and carrying value, but is limited to the carrying value of the reporting unit's goodwill. No impairment was recorded during 2024, 2023, or 2022.

Goodwill and indefinite life intangible assets are carried at cost less accumulated impairment losses. The Company reviews the classification each reporting period to determine whether the assessment made about the useful life as indefinite or finite is still appropriate. Any change is accounted for on a prospective basis as a change in estimate.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment, finite life intangible assets, and lease-related ROU assets, whenever events or changes in circumstances indicate a potential impairment exists. We group assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment exist, we prepare a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flow is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any.

Fair Value of Financial Instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Significant inputs to the valuation model are unobservable.

We evaluate assets and liabilities subject to fair value measurements on a recurring and non-recurring basis to determine the appropriate level at which to classify them for each reporting period. The Company records cash, accounts receivable, notes receivable, and notes payable at cost. The fair values of our financial instruments approximate their carrying values based on their short term maturities or, for long-term notes payable, based on borrowing rates currently available to us for loans with similar terms and maturities and which inputs are considered to be Level 2 under the fair value hierarchy. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. We had no transfers of assets or liabilities between any of the hierarchy levels during 2024 or 2023.

The Company estimates and records acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions, as applicable. The estimated fair value of contingent consideration is remeasured at each reporting date and any change in fair value is recognized within "General and administrative expenses" in the Consolidated Statements of Operations. The estimated fair value of contingent consideration is based on Level 3 inputs and may include assumptions and estimates regarding future operating results, discount rates, and probabilities assigned to various potential scenarios.

In addition to assets and liabilities that are measured at fair value on a recurring basis, we are also required to measure certain assets at fair value on a non-recurring basis that are subject to fair value adjustments in specific circumstances. These assets can include: goodwill; intangible assets; property and equipment; and lease-related ROU assets. We estimate the fair value of these assets using primarily unobservable Level 3 inputs.

(in thousands, except per share or per unit data)

Convertible Instruments

The Company accounts for hybrid contracts that feature conversion options in accordance with ASC Topic 815, *Derivatives and Hedging Activities* ("ASC 815"). ASC 815 requires companies to bifurcate conversion options and account for them as freestanding financial instruments according to certain criteria. If the embedded features do not meet the criteria for bifurcation, the convertible instrument is accounted for as a single hybrid instrument in accordance with ASC Topic 470-20, *Debt with Conversion and Other Options*.

From time to time, the Company may issue warrants to purchase Class A common stock or stock options. These instruments are recorded at fair value using the Black-Scholes option pricing model or a binomial model, based on the classification of the instrument. The classification of warrants as liabilities or equity is evaluated at issuance.

Acquisitions

We account for business combinations using the acquisition method of accounting. On the date of the acquisition, we allocate the purchase price to the assets acquired and liabilities assumed at their estimated fair values. Goodwill on the acquisition date is measured as the excess of the purchase price over the fair values of assets acquired and liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, as well as contingent consideration, where applicable, our estimates are subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with corresponding adjustments to goodwill. We recognize subsequent changes in the estimate of the amount to be paid under contingent consideration arrangements in the Consolidated Statements of Operations. We expense acquisition-related costs as incurred.

For acquisitions that are not deemed to be businesses, the assets acquired are recognized based on their cost to the Company as the acquirer and no gain or loss is recognized. The cost of assets acquired in a group is allocated to the individual assets within the group based on their relative fair values and does not give rise to goodwill. Transaction costs related to acquisitions of assets are included in the cost basis of the assets acquired.

Contingencies and Litigation

The Company may be subject to lawsuits, investigations, and other claims related to employment, commercial, and other matters that arise out of operations in the normal course of business. We accrue for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. We recognize legal costs as an expense in the period incurred.

Employee Benefit Plans

During 2021, the Company began to sponsor an employee retirement plan (the "401(k) Plan") that provides eligible employees of the Company an opportunity to accumulate funds for retirement. The Company provides matching contributions on a discretionary basis. A total of $452 of matching contributions were made to the 401(k) Plan during 2024. No matching contributions were made during 2023 or 2022.

Certain employees are covered under collective bargaining agreements. We do not participate in multiemployer benefit plans under these agreements and have not paid significant Company contributions under these agreements.

(in thousands, except per share or per unit data)

Income Taxes

Deferred taxes are provided using an asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered. Deferred tax assets are reviewed for recoverability on an annual basis. A valuation allowance is recorded to reduce the carrying amount of a deferred tax asset to its realizable value unless it is more likely than not that such asset will be realized. We recognize interest and penalties associated with tax matters as part of the income tax provision, if any, and include accrued interest and penalties with the related tax liability in the Consolidated Balance Sheet, if applicable.

Refer to Note 14, "Income Taxes," for information regarding the provisions of Internal Revenue Code ("IRC") Section 280E.

Revenue Recognition

Revenue is recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, ("Topic 606"). Under Topic 606, revenue recognition depicts the transfer of promised goods or services to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Revenue recognition is aligned with the delivery of goods and services and is recognized at a point in time or over time, the assessment of which requires judgment.

In accordance with Topic 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. The Company applies the following five-step analysis to determine whether, how much, and when revenue is recognized: (1) identify the contract with the customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligation in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Under Topic 606, revenue from the sale of medicinal and adult-use cannabis and derivative products has a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company's obligations have been fulfilled. This generally occurs upon delivery and acceptance by the customer. Amounts disclosed as revenue are net of allowances, discounts, and rebates. Sales taxes collected from customers are excluded from revenue.

For certain locations, we offer a loyalty program to dispensary customers. A portion of the revenue generated in a sale is allocated to the loyalty points earned and the amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The liability related to the loyalty program we offer dispensary customers at certain locations was $1,394 and $1,317 at December 31, 2024 and 2023, respectively, and is included in "Other current liabilities" on the Consolidated Balance Sheets.

Equity-Based Payments

The Company issues equity-based awards to employees and non-employee directors for services. The Company accounts for these awards in accordance with ASC Topic 718, *Compensation–Stock Compensation.* Awards are measured based on their fair value at the grant date and recognized as compensation expense over the requisite service period. Forfeitures are accounted for as they occur. The Company issues new shares to satisfy the issuance of equity-based payments.

(in thousands, except per share or per unit data)

Basic and Diluted Loss per Share

The Company computes earnings (loss) per share ("EPS") using the two-class method required for multiple classes of common stock. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, except for voting and conversion rights. As the liquidation and dividend rights are identical, undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net loss per share attributable to common stockholders are, therefore, the same for both Class A and Class B common stock on both an individual and combined basis.

Basic EPS is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted-average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive. However, potentially dilutive securities are excluded from the computation of diluted EPS to the extent that their effect is anti-dilutive. Potential dilutive securities include incremental shares of common stock issuable upon the exercise of warrants, unvested restricted stock awards, unvested restricted stock units, outstanding stock options, and other convertible securities, as applicable. At December 31, 2024, 2023, and 2022, a total of 12,427, 24,599, and 14,861 shares of common stock equivalents, respectively, were excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive.

Shares of restricted stock granted by us are considered to be legally issued and outstanding as of the date of grant, notwithstanding that the shares remain subject to the risk of forfeiture if the vesting conditions for such shares are not met. Weighted-average common shares outstanding excludes time-based and performance-based unvested shares of restricted Class A common stock, as restricted shares are treated as issued and outstanding for financial statement presentation purposes only after such shares have vested and, therefore, have ceased to be subject to a risk of forfeiture.

Recently Adopted Accounting Standards

The following standards have been recently adopted by the Company. Recently effective standards that are not applicable to the Company or where it has been determined do not have a significant impact on us have been excluded herein.

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance was effective upon issuance as of March 12, 2020 and could be adopted as reference rate reform activities occurred through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, to extend the sunset date of the transition guidance included in ASU 2020-04 to December 31, 2024. Adoption of this guidance did not have a material impact on our consolidated financial statements.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands and enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including reportable segment expenses, interim segment profit or loss, and how an entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The guidance in this update is effective for annual periods beginning after December 31, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 3, "Reportable Segments and Revenue," for the inclusion of the new required disclosures.

Recently Issued Accounting Pronouncements

The following standards have been recently issued by the FASB. Pronouncements that are not applicable to the Company or where it has been determined do not have a significant impact on us have been excluded herein.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires enhanced income tax disclosures, including disaggregation in the rate reconciliation table and disaggregation information related to income taxes paid. The amendments in this update are effective for the Company for the fiscal year ending December 31, 2026 on a prospective or retrospective basis, with early adoption permitted. We are currently evaluating the impact of this update on our disclosures in the consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2020, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses (Subtopic 220-40)*. This ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date or retrospectively to any or all periods presented in the consolidated financial statements. Early adoption is permitted. We are currently evaluating the impact of this update on our disclosures in the consolidated financial statements.

3. REPORTABLE SEGMENTS AND REVENUE

The Company operates under one operating segment, which is its only reportable segment: the production and sale of cannabis products. All of the Company's operations are located in the United States. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, manages the business and makes operating decisions at the consolidated level. Accordingly, our CODM uses consolidated operating profit and net income (loss) to measure segment profit or loss, allocate resources, and assess operating performance. Further, the CODM reviews and utilizes functional expenses, such as general and administrative expenses, at the consolidated level to manage the Company's operations. Other segment items included in consolidated net income (loss) that are reflected in the Consolidated Statements of Operations are: interest expense; other expense, net; and income tax expense. Refer to Note 17, "Supplemental," for additional information regarding our general and administrative expenses.

Disaggregation of Revenue

The Company disaggregates its revenue from the direct sale of cannabis to external customers as retail revenue and wholesale revenue. We have determined that disaggregating revenue into these categories best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Retail revenue	$ 372,237	$ 371,172	$ 305,935
Third-party wholesale revenue	189,362	147,418	99,991
Total revenue, net	$ 561,599	$ 518,590	$ 405,926

4. ACQUISITIONS

Business Combinations

The Company has determined that the acquisitions discussed below are considered business combinations under ASC Topic 805, *Business Combinations*, and are accounted for by applying the acquisition method, whereby the assets acquired and the liabilities assumed are recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. Operating results are included in these Financial Statements from the date of the acquisition.

The purchase price allocation for each acquisition reflects various preliminary fair value estimates and analyses, including certain tangible assets acquired and liabilities assumed, the valuation of intangible assets acquired, and goodwill, which are subject to change within the measurement period as preliminary valuations are finalized (generally one year from the acquisition date). Measurement period adjustments are recorded in the reporting period in which the estimates are finalized and adjustment amounts are determined.

2024 Acquisition

Effective in April 2024, the Illinois Partnership, as defined in Note 8, "Variable Interest Entities," acquired two dispensaries in the greater Chicago, Illinois area (the "Chicago Partner Dispensaries"). The parties entered into interim management services agreements ("MSAs") pursuant to which the Illinois Partnership will advise on certain business, operational, and financial matters for a monthly fee (the "Illinois MSAs"), while the parties finalize asset purchase agreements to acquire the underlying dispensaries. The total purchase price of approximately $10,000 of cash consideration is subject to certain closing adjustments. An initial deposit of $1,500 was remitted during the first quarter of 2024. The remainder of $8,500 was remitted to escrow during the second quarter of 2024 and remained in escrow as of December 31, 2024. Direct transaction costs were not material. Based on the provisions of the Illinois MSAs, the Illinois Partnership obtained operational and financial influence over the dispensaries and therefore recognized the transaction as a business combination as of the April 2024 regulatory approval date of the Illinois MSAs. The asset purchase agreements in respect of the Chicago Partner Dispensaries are subject to regulatory review and approval. Refer to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

The following table summarizes the preliminary purchase price allocation, which remains preliminary as management refines certain estimates during the measurement period:

(in thousands)	
Assets acquired (liabilities assumed):	
Property and equipment[(1)]	$ 1,525
Other assets	76
Licenses[(2)]	6,210
Goodwill[(3)]	2,261
Accounts payable and accrued liabilities	(72)
Net assets acquired	$ 10,000

[(1)] Consists of leasehold improvements of $1,398 and furniture, fixtures, and equipment of $127. During 2024, certain estimates related to the fair value of the acquired leasehold improvements were refined, resulting in a measurement period purchase accounting adjustment that decreased the estimated fair value of the leasehold improvements by $1,307, with a related impact to goodwill.

[(2)] The amortization period for acquired licenses is 10 years. During 2024, certain estimates related to the fair value of the acquired licenses were refined, resulting in a measurement period purchase accounting adjustment that increased the value by $1,740, with a related impact to goodwill.

[(3)] Goodwill is largely attributable to the value expected to be obtained from long-term business growth and buyer-specific synergies. Goodwill is largely not deductible for tax purposes under the limitations under IRC Section 280E; see Note 14, "Income Taxes," for additional information.

The consolidated entity has also agreed to assume the lease for the associated locations and recognized a total lease liability and ROU asset of $3,065 as of the effective date; refer to Note 10, "Leases," for additional information regarding the Company's leases. Direct transaction costs were not material.

2023 Acquisition

On April 27, 2023, the Company acquired 100% of the membership interests of certain entities related to Devi Holdings, Inc. ("Devi"), pursuant to a definitive agreement that was entered into on January 25, 2023 (the "Maryland Agreement"). Through the Maryland Agreement, the Company acquired the four licensed medical cannabis dispensaries that Devi owned and operated in Maryland ("Devi Maryland"). Total consideration at closing consisted of cash consideration of $12,000, which was subject to customary closing conditions and working capital adjustments, and 5,185 shares of Class A common stock with an estimated fair value of $4,770 at issuance. Acquisition related costs incurred during 2023 were not material. In April 2024 the Company finalized the working capital settlement and reduced consideration and goodwill by $200.

Purchase Price Allocation

(in thousands)		Devi Maryland
Assets acquired (liabilities assumed):		
Cash	$	143
Inventory		447
Prepaids and other current assets[4]		97
Property and equipment[1]		4,593
Licenses[2]		9,560
Goodwill[3][5]		2,968
Accounts payable and accrued liabilities[4]		(1,238)
Net assets acquired	**$**	**16,570**
Consideration transferred:		
Cash[5]	$	11,800
Fair value of shares issued[6]		4,770
Total consideration	**$**	**16,570**

[1] Consists of: furniture, fixtures, and equipment of $953; land of $364; and buildings of $3,276.

[2] The amortization period for acquired licenses is 10 years. During 2023, we refined certain estimates related to the fair value of the acquired licenses and recorded a measurement period purchase accounting adjustment that increased the initial estimate by $510, with a related impact to goodwill, which is reflected in the table above.

[3] Goodwill is largely attributable to the value we expect to obtain from long-term business growth and buyer-specific synergies. The Company is evaluating whether the goodwill is deductible for tax purposes under the limitations imposed under IRC Section 280E; see Note 14, "Income Taxes," for additional information.

[4] During 2023, we refined certain estimates related to the total balance of accounts payable assumed in the acquisition and recorded measurement period purchase accounting adjustments that reduced the initial estimate of prepaids and other current assets by $17 and reduced accounts payable and accrued liabilities by $257, each with a related impact to goodwill, which is reflected in the table above.

[5] Reflects a $200 reduction from the working capital settlement that was finalized in April 2024.

[6] The seller received 5,185 shares of Class A common stock with a fair value of $4,770.

2022 Acquisition

Effective October 14, 2022, the Company acquired Marichron Pharma, LLC ("Marichron"), a medical cannabis processor in Ohio, for total consideration of $2,600, which consisted of cash consideration of $1,750 and of which $1,500 was previously funded under a promissory note and settlement of approximately $1,000 due under a working capital loan, less settlement of $150 of other pre-acquisition amounts. Acquisition-related costs were not material.

Purchase Price Allocation

(in thousands)		**Marichron**
Assets acquired:		
Accounts receivable	$	12
Inventory		524
License[1]		1,260
Goodwill[2]		804
Net assets acquired	$	2,600
Consideration transferred:		
Cash	$	250
Settlement of note and working capital loan[3]		2,500
Settlement of pre-acquisition amounts		(150)
Total consideration	$	2,600

[1] The amortization period for acquired licenses is 10 years.

[2] Goodwill is largely attributable to the value we expect to obtain from long-term business growth and buyer-specific synergies. The Company determined the goodwill was largely not deductible for tax purposes under the limitations imposed under IRC Section 280E; see Note 14, "Income Taxes," for additional information.

[3] Includes settlement of $1,500 due under a promissory note and settlement of $1,000 due under a working capital line of credit.

Financial and Pro Forma Information

The following table summarizes the revenue and net income (loss) related to our business combinations recognized during 2024, 2023, and 2022 that are included in our consolidated results from the respective acquisition dates, as applicable.

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
(in thousands)	**Chicago Dispensaries**	**Devi Maryland**	**Devi Maryland**	**Marichron**	**Marichron**
Revenue, net	$ 4,000	$ 38,444	$ 20,861	$ 556	$ 122
Net income (loss)	(777)	3,407	807	(905)	22

Financial results associated with the Marichron acquisition that are included in our 2024 financial statements are not presented separately due to the subsequent integration of this acquisition. Pro forma financial information is not presented for these acquisitions, as such results are immaterial, individually and in aggregate, to both the current and prior periods.

(in thousands, except per share or per unit data)

Asset Acquisitions

The Company determined the acquisitions below did not meet the definition of a business and are therefore accounted for as asset acquisitions. When the Company acquires assets and liabilities that do not constitute a business or VIE of which the Company is the primary beneficiary, the cost of each acquisition, including certain transaction costs, is allocated to the assets acquired and liabilities assumed on a relative fair value basis. Contingent consideration associated with the acquisition is generally recognized only when the contingency is resolved.

When the Company acquires assets and liabilities that do not constitute a business but meet the definition of a VIE of which the Company is the primary beneficiary, the purchase is accounted for using the acquisition method described above for business combinations, except that no goodwill is recognized. To the extent there is a difference between the purchase consideration, including the estimated fair value of contingent consideration, plus the estimated fair value of any non-controlling interest and the VIE's identifiable assets and liabilities recorded and measured at fair value, the difference is recognized as a gain or loss. A non-controlling interest represents the non-affiliated equity interest in the underlying entity. Transaction costs are expensed.

License intangible assets acquired through asset acquisitions are amortized in accordance with the Company's policy, generally as of the commencement of operations for the respective location.

2024 Asset Acquisitions

Massachusetts Purchase Agreement

In January 2024, the Company entered into a definitive agreement (the "Massachusetts Purchase Agreement") to purchase a cultivation license and a manufacturer license from a third party in Massachusetts for a cash purchase price of $2,750, which total may be adjusted at closing, as provided in the Massachusetts Purchase Agreement and of which $1,500 was paid at signing and $1,250 was paid on October 1, 2024. The transfer of each license is subject to regulatory review and approval, which the Company anticipates will occur within the first half of 2025. The licenses were not associated with active operations at signing, but operations have since commenced. In conjunction with the Massachusetts Purchase Agreement, the parties also entered into a bridge loan which provides for the financing of certain covered expenses, at the sole discretion of the Company. This bridge loan bears interest based on the federal funds rate and, if not otherwise satisfied, is due on the fifth anniversary of the signing date. The parties also entered into an interim consulting services agreement, effective as of the signing date. The Company accounted for this transaction as an asset acquisition as of the signing date based on the provisions of the underlying agreements and allocated the cash consideration as the cost of the license acquired. The Company has also agreed to assume the lease for the associated location and to reimburse the seller for the security deposit at final closing. The Company recognized a lease liability and ROU asset of $761 as of the signing date; refer to Note 10, "Leases," for additional information regarding the Company's leases. Direct transaction costs were not material.

Detroit License

In September 2024, the Company acquired 49% of the member interests of an entity (the "Detroit License Holder") that received conditional approval for an adult-use license in Detroit, Michigan (the "Detroit License"). The Detroit License was not associated with active operations as of the closing date and the Detroit License Holder had no other active operations as of that date. The Company transferred the Detroit License to its existing dispensary in Detroit, Michigan, which re-opened in February 2025. The Company paid $850 of cash consideration at closing and the sellers may receive up to an additional $2,250 based upon the achievement of certain levels of sales during a specified twelve month period following the commencement of adult-use sales at the dispensary. The underlying agreement provides the Company with an option to acquire the remaining ownership interests in the Detroit License Holder, after such is permissible by applicable regulations, for no additional consideration. The parties also entered into a management services agreement, pursuant to which the Company is providing management and advisory services for a set monthly fee, which is expected to expire upon the Company's exercise of the option.

The Company determined that the Detroit License Holder is a VIE and the Company became the primary beneficiary as of the closing date; therefore, the Detroit License Holder is consolidated as a VIE. Management applied the acquisition method discussed above and allocated the total estimated fair value of the transaction consideration of $1,140 as the estimated fair value of the license. This total consisted of the fair value of the cash consideration of $850 plus the initial estimated fair value of the contingent consideration of $290, which was determined utilizing an income approach based on a probability-weighted estimate of the future payment discounted using the Company's estimated incremental borrowing rate and is classified within Level 3 of the fair value hierarchy. The estimated fair value of $300 as of December 31, 2024 is included within "Other non-current liabilities" on the Consolidated Balance Sheet and the change in estimated fair value is included within "General and administrative expenses" on the Statement of Operations for 2024. The Company determined the fair value of any noncontrolling interest is *de minimis*. Refer to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

Previous Asset Acquisitions

Story of PA

On April 19, 2022, the Company acquired Story of PA CR, LLC ("Story of PA"). Total consideration for the acquisition of the outstanding equity interests in Story of PA was $53,127, consisting of 12,900 shares of Class A common stock with a fair value of $42,957 and cash consideration of $10,170. Story of PA received a clinical registrant permit from the Pennsylvania Department of Health on March 1, 2022 and holds a license for a cultivation and processing facility and up to six medical dispensaries throughout the Commonwealth of Pennsylvania. Through a research collaboration agreement with the Geisinger Commonwealth School of Medicine ("Geisinger"), a Pennsylvania Department of Health-Certified Medical Marijuana Academic Clinical Research Center, the Company will help fund clinical research to benefit the patients of Pennsylvania by contributing $30,000 to Geisinger over the two years following the transaction date (of which $15,000 was funded in April 2022 and $15,000 was funded in August 2023), and up to an additional total of $10,000 over the course of ten years following the transaction date.

The total acquisition cost was $137,594, as summarized in the table below, and was allocated to the license intangible asset acquired. The Company began to amortize the license when operations commenced during the fourth quarter of 2022.

(in thousands)		
Equity Consideration[1]	$	42,957
Cash consideration		10,170
Geisinger funding commitment[2]		40,000
Other liabilities assumed[3]		5,130
Forgiveness of bridge loan[4]		1,349
Transaction costs		595
Cost of initial investment		2
Deferred tax liability[5]		37,391
Total	$	137,594

[1] Comprised of 12,900 shares of Class A common stock with a fair value of $42,957 at issuance.

[2] Of the total funding commitment, $15,000 was paid in April 2022 and $15,000 was paid in August 2023. An additional annual payment is due from the third anniversary of the transaction through the tenth anniversary based on a percentage of revenue, up to a total of $10,000, of which approximately $800 is included within "Accounts payable and accrued liabilities" and $9,200 is included within "Other non-current liabilities" on the Consolidated Balance Sheet at December 31, 2024. As of December 31, 2023, the total of $10,000 was included within "Other non-current liabilities."

[3] Liabilities related to two consulting agreements assumed in the transaction. A total of $2,772 related to one agreement was paid during the second quarter of 2022. A total of $1,415 due under the second agreement was paid during 2022 and a total of $943 was paid during 2023.

(in thousands, except per share or per unit data)

(4) In November 2021, the Company issued a bridge loan to Story of PA that provided for maximum borrowings of up to $16,000 with an interest rate of 9% per annum. The outstanding balance of $1,349 due under the bridge loan was settled as additional consideration at closing.

(5) As goodwill is not recorded in an asset acquisition, the acquisition-related deferred tax liability arising from book/tax basis differences stemming from the transaction increased the value of the license acquired above the purchase price.

Ohio Patient Access

On August 12, 2022, the Company entered into a definitive agreement (the "Ohio Agreement") that provides the Company the option to acquire 100% of the equity of Ohio Patient Access LLC ("OPA"), the holder of a license that grants it the right to operate three medical dispensaries in Ohio, which operations had not yet commenced at that time. The Ohio Agreement is subject to regulatory review and approval. Once the regulatory approval is received, the Company may exercise the option, and the exercise is solely within the Company's control. As initially provided by the Ohio Agreement, the Company had the right to exercise the option until the fifth anniversary of the agreement date, but was subsequently amended in June 2024 such that the option will expire on March 22, 2026. The Company anticipates exercising the option prior to the amended expiration date.

In conjunction with the Ohio Agreement, the parties also entered into a support services agreement under which the Company is providing management and advisory services to OPA for a set monthly fee. The parties also entered into a working capital loan agreement under which the Company may, at its full discretion, loan OPA up to $10,000 for general working capital needs. Under the Ohio Agreement, the Company will also acquire the real property of the three dispensary locations. OPA had not yet commenced operations as of the signing date, but subsequently opened two dispensaries in December 2023 and a third in January 2024. The Company determined OPA is a VIE and the Company became the primary beneficiary as of the signing date; therefore, OPA is consolidated as a VIE. To account for the initial consolidation of OPA, management applied the acquisition method discussed above.

The purchase price per the Ohio Agreement consisted of total cash consideration of $22,300. Of the total cash consideration, $11,300 was funded at signing pursuant to note agreements and $11,000 is due at final closing (the "OPA Sellers' Note"). The OPA Sellers Note was initially recorded net of a discount of $3,010 based on the estimated payment date utilizing the Company's incremental borrowing rate; refer to Note 11, "Debt," for additional information. The Ohio Agreement also included an earn-out provision of $7,300 that was dependent upon the commencement of adult-use cannabis sales in Ohio and which the sellers could elect to receive as either cash or shares of the Company's Class A common stock, or a combination thereof. The sellers elected to receive the payment in cash and such payment was made in July 2024. The parties amended the Ohio Agreement in June 2024 to incorporate certain provisions regarding evolving regulations in Ohio, including that the Company will, upon final closing of the Ohio Agreement, receive two additional adult-use licenses that are expected to be awarded to OPA.

The total estimated fair value of the transaction consideration was determined to be $24,132 and consisted of the fair value of the cash consideration of $19,290 plus the estimated fair value of the contingent consideration of $4,842. The estimated fair value of this contingent consideration was determined utilizing an income approach based on a probability-weighted estimate of the future payment discounted using the Company's estimated incremental borrowing rate and is classified within Level 3 of the fair value hierarchy. The estimated fair value of this contingent consideration was $6,670 as of December 31, 2023 and was included within "Other non-current liabilities" on the Consolidated Balance Sheet at that date. A change in fair value of $630, $1,594, and $234 is included within "General and administrative expenses" on the Consolidated Statements of Operations for 2024, 2023, and 2022, respectively. The Company determined the fair value of any noncontrolling interest is *de minimis*. Refer to Note 8, "Variable Interest Entities," for additional information regarding the Company's VIEs.

The license intangible asset acquired was determined to have an estimated fair value of $21,684 and the three properties had an estimated fair value of $2,448, which was determined using a market approach based on the total transaction consideration. The license acquired is being amortized subsequent to the commencement of operations in accordance with the Company's policy. During the third quarter of 2023, the Company recorded an acquisition-related deferred tax liability of $9,516, which was allocated to the estimated fair value of the license. Direct transaction expenses of $224 are included in "General and administrative expenses" on the Consolidated Statements of Operations for 2022.

Illinois Licenses

In August 2022, the Company entered into definitive agreements to acquire two additional licenses in Illinois. Neither of these licenses were associated with active operations at signing and the transfer of each license was subject to regulatory review and approval.

One transaction was entered on August 11, 2022 for total cash consideration of $5,500. The Company accounted for this transaction as an asset acquisition and allocated the cash consideration as the cost of the license acquired, plus an acquisition-related deferred tax liability of $2,414 that was recorded during 2023. Of the total cash consideration, $3,000 was paid at signing and $2,500 was due at final closing, which occurred in April 2024. The closing payment was included as a sellers' note within "Current portion of debt, net" on the Consolidated Balance Sheet at December 31, 2023; refer to Note 11, "Debt," for additional information. Operations at the associated location commenced during the second quarter of 2023 and direct transaction expenses were immaterial.

The second transaction was entered on August 12, 2022 for total cash consideration of $5,600. The Company accounted for this transaction as an asset acquisition and allocated the cash consideration as the cost of the license acquired, plus an acquisition-related deferred tax liability of $2,458 that was recorded during 2023. The cash consideration was paid at final closing in July 2024 and was included as a sellers' note within "Current portion of debt, net" on the Consolidated Balance Sheet at December 31, 2023; refer to Note 11, "Debt," for additional information. Operations at the associated location commenced during the fourth quarter of 2023 and direct transaction expenses were immaterial.

5. INVENTORY

The components of inventory are as follows:

	December 31,			
(in thousands)	**2024**		**2023**	
Materials and supplies	$	12,239	$	16,824
Work in process		39,602		36,612
Finished goods		37,711		41,858
Total	$	89,552	$	95,294

Total compensation expense capitalized to inventory was $76,391, $72,090, and $56,586 during 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, $14,152 and $13,730, respectively, of compensation expense remained capitalized as part of inventory. The Company recognized, as a component of cost of goods sold, total write-downs of $2,859, $16,350, and $10,478 during 2024, 2023, and 2022, respectively, related to net realizable value adjustments, expired products, and obsolete packaging. These amounts are included within "Other" on the Consolidated Statements of Cash Flows.

6. NOTES RECEIVABLE

(in thousands)	December 31,			
	2024		**2023**	
Massachusetts Note[1]	$	4,100	$	147
Maryland Loan Receivable[2]		—		10,547
MMNY - working capital loan[3]		—		2,422
Total	$	4,100	$	13,116

[1]   In May 2022 the Company issued a secured promissory note to a retail dispensary license holder in Massachusetts providing up to $3,500 of funding (the "Massachusetts Note"). The Massachusetts Note originally accrued interest at a fixed annual rate of 11.5% as part of the note balance and principal was due monthly following the opening of the borrower's retail dispensary. The Massachusetts Note was amended in December 2023 to revise the funding and repayment terms and to increase the interest rate to 12.5% per annum, to be paid monthly beginning in January 2024, and the total principal balance was revised to a maximum of $3,500. In April 2024, the Massachusetts Note was further amended to increase the principal to $4,100 and the additional payment was funded at that time. As amended, principal is to be repaid monthly commencing in December 2024, based on a period of twenty-four months, with the remainder due at the December 1, 2025 revised maturity date. A total of $4,100 is outstanding under the Massachusetts Note as of December 31, 2024 and is included in "Notes receivable" on the Consolidated Balance Sheet. A total of $3,500 was outstanding as of December 31, 2023, of which $147 was included in "Notes receivable" on the Consolidated Balance Sheet and $3,353 was included in "Other non-current assets." The borrower may prepay the outstanding principal amount, plus accrued interest thereon. Borrowings under the Massachusetts Note are secured by the assets of the borrower. The borrower is partially owned by an entity that is managed, in part, by one of the founders of the Company. Additionally, the Company transacts with the retail dispensary in the ordinary course of business.

[2]   In June 2023, the Company purchased, at par, $12,027 of the principal of a loan (the "Maryland Loan Receivable"), outstanding pursuant to a loan agreement with a cannabis license holder in Maryland (the "Maryland Loan Agreement"), plus the associated interest receivable. The Maryland Loan Agreement had an initial maturity date of August 1, 2026, required monthly repayments equal to 10.0% of the outstanding balance (including PIK interest), and could be prepaid subject to a customary make-whole payment or prepayment penalty, as applicable. Mandatory prepayments were required from the proceeds of certain events. The Maryland Loan Agreement provided for a base interest rate of 12.0% plus LIBOR (LIBOR floor of 1.0%) and a paid-in-kind ("PIK") interest rate of 4.5%. Following the replacement of LIBOR, effective July 1, 2023, the LIBOR component of the interest rate transitioned to the secured overnight financing rate ("SOFR") plus an alternative reference rate committee ("ARRC") standard adjustment. As of December 31, 2023, the all-in interest rate was 26.9%, which included a default penalty of 5.0%.

The Maryland Loan Agreement contained customary events of default including: non-payment of principal, interest, or other amounts due; violations of covenants; bankruptcy; change of control; cross defaults to other debt; and material judgments. The Maryland Loan Agreement was guaranteed by certain owners of the borrowing entity and is secured by substantially all of the assets of the borrowing entity, excluding certain cannabis-related assets where prohibited. The Maryland Loan Agreement contained financial covenants including: a minimum adjusted EBITDA; a minimum free cash flow; a maximum total leverage ratio; a minimum fixed charge coverage ratio, and a minimum cash balance, each as provided for in the Maryland Loan Agreement. The Maryland Loan Agreement also contained non-financial covenants including restrictions on: indebtedness; liens; fundamental changes; disposal of assets; issuance of stock; sale and leaseback transactions; capital expenditures; and certain other matters.

The Company recorded the Maryland Loan Receivable at an amortized cost basis of $12,622. A total of $595 of transaction-related expenses were capitalized as part of the amortized cost basis and were being amortized to interest income over the term. The Company identified certain events of default and covenant violations, including non-payment, and provided an acceleration notice during the second quarter of 2023 that declared all amounts due and payable. Accordingly, during 2023, the Company established a reserve of $1,804 for potential collectability that was included within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows. During 2023, the Company recognized a total $2,859 of interest income, including certain default fees and premiums and PIK interest, which total remained outstanding as of December 31, 2023 and is recorded within "Other, net" on the Consolidated Statements of Operations and which receivable is included within "Other current assets" on the Consolidated Balance Sheet as of that date.

(in thousands, except per share or per unit data)

In March 2024 the borrower refinanced the borrowings underlying the Maryland Loan Agreement with a third-party lender (the "Maryland Refinancing"). In conjunction with the Maryland Refinancing, the borrower's obligations to the Company under the Maryland Loan Agreement were settled. As part of this settlement, the Company received a cash payment of $8,100. Additionally, the parties entered into a supply agreement that provides for the Company to receive $6,000 of inventory products from the borrower, based on market prices, over the course of three years, with a maximum of $500 per quarter. The Company recorded this receivable net of an initial discount of $984 that is included within "General and administrative expenses" on the Consolidated Statements of Operations for 2024 and within "Other" on the Consolidated Statements of Cash Flows. This discount was calculated utilizing the Company's estimated incremental borrowing rate as of the agreement date and will be accreted to interest income over the agreement term. The total settlement value, excluding the discount, approximated the obligations outstanding under the Maryland Loan Receivable, including past due interest.

A total of $988 of inventory was supplied under this agreement during 2024. The Company established a reserve of $2,083 on the remaining receivable during 2024 due to collection risk. This reserve was recognized within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Statements of Cash Flows. As of December 31, 2024, $1,000 of the remaining receivable is included within "Other current assets" and $1,084 is included within "Other non-current assets" on the Consolidated Balance Sheet, which amounts are net of $1,000 and $1,083 respectively, associated with this reserve.

(3) On February 25, 2021, the Company entered into a working capital advance agreement with MedMen NY, Inc. ("MMNY"), an unrelated third party, in conjunction with an Investment Agreement (as defined in Note 15, "Commitments and Contingencies"). The working capital advance agreement allows for initial maximum borrowings of up to $10,000, which may be increased to $17,500, and was issued to provide MMNY with additional funding for operations in conjunction with the Investment Agreement. Borrowings do not bear interest, but may be subject to a financing fee. The outstanding balance is due and payable at the earlier of the initial closing of the Investment Agreement or, if the Investment Agreement is terminated for certain specified reasons, three business days following such termination. During 2024, the Company increased its estimated reserve on the amounts outstanding from MMNY to include all associated amounts outstanding, including this working capital loan. The Company is pursuing collection of these amounts through its legal proceedings against MMNY. Refer to Note 15, "Commitments and Contingencies," for additional information.

During 2020 the Company received a promissory note from the owner of a property that the Company is renting with an initial principal of $4,500 that matures on November 1, 2030. The note bears interest at a rate of 4% per annum, payable monthly in arrears. The note provides for payments of $27 per month, consisting of principal and interest, with the remaining balance of principal due at maturity. A total of $3,848 is outstanding at December 31, 2024, of which $177 and $3,671 is included in "Other current assets" and "Other non-current assets," respectively, on the Consolidated Balance Sheet. At December 31, 2023, a total of $4,018 was outstanding of which $170 and $3,848 is included in "Other current assets" and "Other noncurrent assets," respectively, on the Consolidated Balance Sheet.

No impairment losses on notes receivable were recognized during 2024, 2023, or 2022, other than as described above.

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(in thousands)	December 31,			
	2024		**2023**	
Leasehold improvements	$	202,548	$	192,807
Buildings		84,712		72,204
Furniture, fixtures, and equipment		78,775		71,474
Land		5,782		5,242
Construction in progress		5,555		6,511
Property and equipment, gross		377,372		348,238
Less: accumulated depreciation		116,911		80,156
Property and equipment, net	$	260,461	$	268,082

Total depreciation expense was $36,799, $34,171, and $25,374 during 2024, 2023, and 2022, respectively. Total depreciation expense capitalized to inventory was $25,904, $25,436, and $19,291 during 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, $3,174 and $5,510, respectively, of depreciation expense remained capitalized as part of inventory.

In June 2022, the Company entered into a master lease agreement under which we may lease equipment, up to $15,000 in aggregate, pursuant to individual lease agreements. As amended, this master lease agreement allows for an aggregate of up to $3,000 of such leases to be entered during the current annual renewal period. The table above includes equipment rented under these finance leases with a gross value of $2,321 as of each of December 31, 2024 and 2023, and accumulated amortization of $1,105 and $549, respectively. Additionally, the table above includes vehicle finance leases with a gross value of $2,410 and accumulated amortization of $416 as of December 31, 2024. Refer to Note 10, "Leases," for additional information regarding our lease arrangements.

Disposals and write offs of accumulated depreciation during 2024 were not material. During 2023, we recognized a loss of $323 related to the sale of one property that is included within "General and administrative expenses" on the Consolidated Statements of Operations and wrote-off $317 of accumulated depreciation. Refer to Note 10, "Leases," for additional information regarding this sale leaseback transaction. Additionally, during 2023 the Company wrote-off $1,484 of certain construction in progress projects, which is included within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows. During 2022, we recognized a loss of $874 related to the sale of three properties, net of a $72 gain on sale, which is included within "General and administrative expenses" on the Consolidated Statements of Operations.

(in thousands, except per share or per unit data)

8. VARIABLE INTEREST ENTITIES

The Company assesses the terms of various agreements and contractual relationships to determine if the Company is the primary beneficiary, generally due to provisions that provide the Company with operational and financial influence over the underlying entity, as well as financial distributions based on the underlying associated results of operations. Such transactions may include support services agreements, management services agreements, loan or financing agreements, or various other contractual agreements. Where the Company determines that it is the primary beneficiary of a VIE, the accounts of that VIE are consolidated.

Recent Transactions

January 2024 Loan Agreement

In January 2024, the Company entered into a loan agreement pursuant to which the Company may provide, at its sole discretion, up to $2,500 of financing (the “January 2024 Loan Agreement”) to a third party (“the New Jersey Partnership”). Additionally, the January 2024 Loan Agreement provides the Company with conversion options to obtain 35% of the equity interests of the borrower upon the initial funding (which occurred in January 2024) and up to an additional 65% of the remaining equity interests of the borrower at any time through October 2033, subject to certain provisions and regulatory approvals. The Company determined that it is the primary beneficiary based on the provisions and restrictive covenants contained in the January 2024 Loan Agreement and has a variable interest in the New Jersey Partnership, which, therefore, met the criteria for consolidation as of such date.

Borrowings under the January 2024 Loan Agreement bear interest at a rate of 20.0% per annum and are secured by substantially all of the assets and equity interests of the third party. The January 2024 Loan Agreement provides for customary events of default, contains certain covenants and other restrictions, and provides for a default penalty of an additional 6.0% interest. Borrowings are due on the sixth anniversary of the January 2024 Loan Agreement, which may be extended by two additional two-year periods, and prepayment is permitted with prior written notice. The New Jersey Partnership received a conditional license approval for one dispensary in New Jersey that was determined to have a fair value of $1,050, which approximated the fair value of the non-controlling interest held by the New Jersey Partnership as of the effective date. The non-controlling interest received a distribution during 2024 in accordance with the provisions of the January 2024 Loan Agreement. The net loss attributable to the non-controlling interest was not significant during 2024. Since the New Jersey Partnership is consolidated as a VIE, the intercompany activity related to the January 2024 Loan Agreement is eliminated in consolidation.

February 2024 Loan Agreement

In February 2024, the Company entered into a loan agreement pursuant to which the Company may provide financing (the “February 2024 Loan Agreement”), at its sole discretion, to a third party (the “Illinois Partnership”). The February 2024 Loan Agreement initially provided for up to $3,750 of financing, but was amended in July 2024 to increase the funding amount based on the Company’s sole discretion at such a time that the borrower requests additional funding. The parties also entered into a support services agreement under which the Company will provide management and advisory services for a set monthly fee. The February 2024 Loan Agreement provides the Company with the option to convert the outstanding balance into equity interests of the borrower, up to 100%, as may be permissible by applicable regulations at such time.

Borrowings under the February 2024 Loan Agreement bear interest at a rate of 20.0% per annum and are secured by substantially all of the assets of the borrower. The February 2024 Loan Agreement provides for customary events of default, contains certain covenants and other restrictions, and provides for a default penalty of an additional 5.0% interest. The February 2024 Loan Agreement matures ten years from issuance, but may be extended if not otherwise converted prior to maturity, with borrowings and interest not due until such time.

The Company determined that it is the primary beneficiary based on the terms and provisions of these agreements and has a variable interest in the Illinois Partnership, which, therefore, met the criteria for consolidation as of such date. The Illinois Partnership held no assets at the time the agreements were entered into and the non-controlling interest was determined to have a *de minimis* fair value as of that date. The net loss attributable to the non-controlling interest was not significant during 2024. Since the entity is consolidated as a VIE, the intercompany activity related to the February 2024 Loan Agreement and the related support services agreement is eliminated in consolidation.

Recent Activity

Refer to Note 4, "Acquisitions," for additional information regarding certain transactions that are consolidated as of December 31, 2024.

In December 2024, the Illinois Partnership entered into a definitive agreement to acquire the membership interests of an entity that anticipates receiving two adult-use licenses in Illinois, subject to regulatory approval. In conjunction with this definitive agreement, the parties entered into certain management services agreements under which the Illinois Partnership will, subject to regulatory approval, provide certain management and advisory services for a set fee. These management services agreements are subject to regulatory review and approval. Total cash consideration for this transaction may be up to $4,000, subject to certain closing adjustments and of which $1,000 was paid at signing in December 2024 and is included within "Other non-current assets" on the Consolidated Balance Sheet as of December 31, 2024. A total of up to $1,500 may be paid upon opening of the associated dispensary locations and a total of up to $1,500 may be paid upon final closing of the associated transaction.

Financial Information

The following tables present the summarized financial information about the Company's consolidated VIEs which are included in the Consolidated Balance Sheets as of December 31, 2024 and 2023 and Consolidated Statements of Operations for 2024, 2023, and 2022. The underlying entities were determined to be VIEs since the Company possesses the power to direct the significant activities of the VIEs and has the obligation to absorb losses or the right to receive benefits from the VIE. The information below excludes intercompany balances and activity that eliminate in consolidation.

	December 31,	
(in thousands)	**2024**	**2023**
Current assets	$ 6,492	$ 585
Non-current assets	63,334	44,722
Current liabilities	4,558	25,460
Non-current liabilities	13,922	9,516
Deficit attributable to AWH	(8,646)	(3,476)

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**[1]
Revenue, net	$ 17,066	$ 33	$ 261,503
Net (loss) income	(5,170)	(2,888)	31,618

[1] Includes the results of operations for the full year December 31, 2022 associated with a previous VIE that became a wholly-owned subsidiary in December 2022.

9. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

(in thousands)	December 31,			
	2024		**2023**	
Finite-lived intangible assets				
Licenses and permits	$	262,017	$	250,867
In-place leases[1]		14,863		19,963
Trade names		380		380
		277,260		271,210
Accumulated amortization:				
Licenses and permits		(60,203)		(34,427)
In-place leases[1]		(11,175)		(14,951)
Trade names		(380)		(380)
		(71,758)		(49,758)
Total intangible assets, net[2]	$	205,502	$	221,452

[1] Reflects the write off of $5,100 of fully amortized intangible assets during 2024 that are no longer in-use.

[2] These intangible assets are being amortized over the expected period of benefit, with a weighted-average remaining life of approximately 7.8 years as of December 31, 2024.

Amortization expense was $27,100, $23,589, and $9,816 during 2024, 2023, and 2022, respectively. Total amortization expense capitalized to inventory was $3,016, $2,790, and $1,804 during 2024, 2023, and 2022, respectively. At December 31, 2024 and 2023, $994 and $916, respectively, of amortization expense remained capitalized as part of inventory.

No impairment indicators were noted during 2024, 2023, or 2022 and, as such, we did not record any impairment charges.

Estimated Annual Amortization Expense for Each of the Next Five Years

	2025		2026		2027		2028		2029	
Estimated amortization expense[1]	$	26,897	$	26,978	$	26,978	$	26,978	$	26,617

[1] Estimated amortization expense based on intangible assets recognized as of December 31, 2024. These amounts could vary as acquisitions of additional intangible assets occur in the future or due to changes in anticipated commencement of operations for certain locations.

Goodwill

(in thousands)		
Balance, December 31, 2022	$	44,370
Acquisitions		3,168
Balance, December 31, 2023	$	47,538
Acquisitions[1]		2,261
Adjustments to purchase price allocation[1]		(200)
Balance, December 31, 2024	$	49,599

[1] See Note 4, "Acquisitions," for additional information.

10. LEASES

The components of lease assets and lease liabilities and their classification on our Consolidated Balance Sheets were as follows:

(in thousands)	Classification	December 31, 2024	December 31, 2023
Lease assets			
Operating leases	Operating lease right-of-use assets	$ 139,067	$ 130,556
Finance leases	Property and equipment, net	3,210	1,772
Total lease assets		$ 142,277	$ 132,328
Lease liabilities			
Current liabilities			
Operating leases	Operating lease liabilities, current	$ 5,469	$ 3,660
Finance leases	Current portion of debt, net	1,189	496
Non-current liabilities			
Operating leases	Operating lease liabilities, non-current	267,221	261,087
Finance leases	Long-term debt, net	2,021	1,196
Total lease liabilities		$ 275,900	$ 266,439

The components of lease costs and classification within the Consolidated Statements of Operations were as follows:

(in thousands)	Year Ended December 31, 2024	2023	2022
Operating lease costs			
Capitalized to inventory	$ 36,531	$ 34,954	$ 29,177
General and administrative expenses	4,252	2,775	2,617
Total operating lease costs	$ 40,783	$ 37,729	$ 31,794
Finance lease costs			
Amortization of leased assets[(1)]	$ 972	$ 460	$ 89
Interest on lease liabilities	322	198	43
Total finance lease costs	$ 1,294	$ 658	$ 132

(1) Included as a component of depreciation expense within "General and administrative expenses" on the Consolidated Statements of Operations.

At December 31, 2024 and 2023, $6,886 and $6,028, respectively, of lease costs remained capitalized in inventory. We recognized a gain of $145 during 2022 related to lease terminations, which is included in "General and administrative expenses" on the Consolidated Statements of Operations.

The following table presents information on short-term and variable lease costs:

(in thousands)	Year Ended December 31, 2024	2023	2022
Total short-term and variable lease costs	$ 4,087	$ 4,328	$ 4,970

Sublease income generated during 2024, 2023, and 2022 was immaterial.

The following table includes supplemental cash and non-cash information related to our leases:

(in thousands)	Year Ended December 31,					
		2024		**2023**		**2022**
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows from operating leases	$	41,501	$	37,317	$	31,251
Operating cash flows from finance leases		322		198		43
Financing cash flows from finance leases		892		369		69
ROU assets obtained in exchange for new lease obligations						
Operating leases	$	10,414	$	33,004	$	35,991
Financing leases		2,410		1,159		971

The following table summarizes the weighted-average remaining lease term and discount rate:

	December 31,	
	2024	**2023**
Weighted-average remaining term (years)		
Operating leases	13.3	14.3
Finance leases	2.8	3.0
Weighted-average discount rate		
Operating leases	15.1%	15.1%
Finance leases	10.5%	13.7%

The amounts of future undiscounted cash flows related to the lease payments over the lease terms and the reconciliation to the present value of the lease liabilities as recorded on our Consolidated Balance Sheet as of December 31, 2024 are as follows:

(in thousands)	Operating Lease Liabilities		Finance Lease Liabilities	
2025	$	43,401	$	1,456
2026		43,744		1,307
2027		44,913		625
2028		46,125		218
2029		47,034		57
Thereafter		442,671		—
Total lease payments		667,888		3,663
Less: imputed interest		395,198		453
Present value of lease liabilities	$	272,690	$	3,210

Lease Amendments

In February 2023, we amended the lease related to our Franklin, New Jersey cultivation facility to increase the tenant improvement allowance, which resulted in increased rent amounts. We accounted for the amendment as a lease modification and remeasured the ROU asset and lease liability as of the amendment date, which resulted in a total additional tenant improvement allowance of $15,000 a reduction of $2,254 to the ROU asset, and an increase of $12,746 to the lease liability.

Sale Leaseback Transactions

The following table presents cash payments due under transactions that did not qualify for sale-leaseback treatment. The cash payments are allocated between interest and liability reduction, as applicable. The "sold" assets remain within land, buildings, and leasehold improvements, as appropriate, for the duration of the lease and a financing liability equal to the amount of proceeds received is recorded within "Long-term debt, net" on the Consolidated Balance Sheets.

(in thousands)	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**	**Total**
Cash payments due under financing liabilities	$ 2,521	$ 2,592	$ 2,665	$ 2,741	$ 2,069	$ 7,319	$ 19,907

Recent Transactions

In May 2023, the Company sold and subsequently leased back one of its capital assets in Pennsylvania for total proceeds of $15,000, excluding transaction costs. The transaction met the criteria for sale leaseback treatment. The lease was recorded as an operating lease and resulted in a lease liability of $12,758 and an ROU asset of $19,496, which includes an off-market lease adjustment of $6,738.

In February 2022, the Company sold and subsequently leased back one of its capital assets in New Jersey for total proceeds of $35,400, excluding transaction costs. The transaction met the criteria for sale leaseback treatment. The lease was recorded as an operating lease and resulted in a lease liability of $33,707 and an ROU asset of $29,107, which was recorded net of a $4,600 tenant improvement allowance.

In June 2022, the Company sold and subsequently leased back two of its capital assets in Pennsylvania for total proceeds of $3,825, excluding transaction costs. Each transaction met the criteria for sale leaseback treatment. The leases were recorded as operating leases and resulted in a total lease liability and ROU asset of $2,102. Each of the lease agreements provide for a capital expenditure allowance of up to $3,000. The rent payments due under each lease will increase by a percentage of the capital expenditure allowance as funding occurs, and, therefore, each lease will be reassessed and remeasured as a modification upon such funding. During 2022, we received a total of $3,690 under the capital expenditure allowance that was recorded as a tenant improvement allowance and, based on the modified lease terms, resulted in $1,880 of additional lease liabilities and a net gain of $384, which is included in "General and administrative expenses" on the Consolidated Statement of Operations. During 2023, we received a total of $1,990 under the capital expenditure allowance that was recorded as a tenant improvement allowance, and, based on the modified lease terms, resulted in $1,075 of additional lease liabilities, a reduction of $366 to the ROU asset, and a net gain of $549. No additional amounts were received under the capital expenditure allowance during 2024.

In October 2022, the Company sold and subsequently leased back certain real estate and related assets of a commercial property located in New Bedford, Massachusetts for a total purchase price of $350, pursuant to a definitive agreement that was entered into during 2021. The transaction did not meet the criteria for sale-leaseback treatment.

Ascend Wellness Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share or per unit data)

11. DEBT

			December 31,	
(in thousands)		**2024**		**2023**
2024 Term Notes	$	235,000	$	—
2021 Credit Facility		60,000		275,000
Finance liabilities		18,100		18,100
Sellers' notes		11,060		18,591
Finance leases		3,210		1,692
Financing Agreement		1,964		1,766
Total debt	$	329,334	$	315,149
Current portion of debt	$	74,213	$	11,148
Less: unamortized deferred financing costs		332		—
Current portion of debt, net	$	73,881	$	11,148
Long-term debt	$	255,121	$	304,001
Less: unamortized deferred financing costs		20,579		6,436
Long-term debt, net	$	234,542	$	297,565

2024 Term Notes

On July 16, 2024, the Company issued $235,000 in aggregate principal of senior secured notes due July 16, 2029 (the "2024 Term Notes") through a private placement (the "2024 Notes Offering") pursuant to an indenture agreement (the "July 2024 Loan Agreement"). The 2024 Term Notes were issued at 94.75% of face value and do not require scheduled principal amortization payments. The 2024 Term Notes bear interest at a rate of 12.75% per annum, payable semi-annually in arrears on January 15 and July 15 of each year until the maturity date, commencing on January 15, 2025, unless earlier prepaid in accordance with the terms of the July 2024 Loan Agreement. The total of the original issue discount and other capitalized direct financing fees was approximately $21,200 and will be amortized over the associated term using the straight-line method, which approximates the interest method. The Company utilized the proceeds from the 2024 Notes Offering, along with cash on hand, to prepay $215,000 of borrowings outstanding under the 2021 Credit Facility, as further described below. The 2024 Term Notes were funded by a combination of new and existing lenders. Borrowings from these existing lenders were accounted for as a modification of existing debt. The Company incurred approximately $3,600 of other expenses associated with this transaction that are included within "General and administrative expenses" on the Consolidated Statements of Operations for 2024.

The 2024 Term Notes are irrevocably and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain of the Company's subsidiaries (the "Guarantees"). The 2024 Term Notes and the Guarantees are (i) secured, on a first lien basis, by substantially all assets of the Company and the guarantors of the 2024 Term Notes, subject to certain carveouts, and (ii) issued and governed by the July 2024 Loan Agreement. In addition, subject to certain limitations, the July 2024 Loan Agreement permits the Company to issue additional notes thereunder, including up to an additional $60,000 in aggregate principal in the future, with the proceeds therefrom to be used to prepay the remaining outstanding balance under, and to terminate, the 2021 Credit Facility.

(in thousands, except per share or per unit data)

The Company may, at any time and from time to time upon not less than 15 nor more than 60 days' prior notice, prepay the 2024 Term Notes, along with accrued and unpaid interest, subject to a prepayment premium equal to: zero through July 15, 2026, 4.5% if paid between July 16, 2026 through July 15, 2027, 3.0% if paid between July 16, 2027 through July 15, 2028, and zero if paid July 16, 2028 and thereafter. The July 2024 Loan Agreement requires mandatory prepayments from proceeds of certain events. In the event of a change of control, as provided in the July 2024 Loan Agreement, the Company will be required to make an offer to each holder of the 2024 Term Notes to repay all or any part of such holders' 2024 Term Notes at a price in cash equal to not less than 101% of the aggregate principal amount of such 2024 Term Notes repaid, plus accrued and unpaid interest thereon.

Pursuant to the July 2024 Loan Agreement, the Company has agreed to comply with certain customary covenants, including, but not limited to, restrictions on the Company's ability to: declare or pay dividends or make certain other payments; purchase, redeem, or otherwise purchase or retire for value any equity interests or any subordinated indebtedness or otherwise make any restricted investment or restricted payment; incur certain indebtedness; create certain liens; consolidate, amalgamate, merge, or transfer all or substantially all of the assets of the Company and certain restricted subsidiaries taken as a whole; enter into certain transactions with affiliates; and engage in certain types of businesses. Additionally, the July 2024 Loan Agreement provides for customary events of default which, if certain of them occur, would permit certain parties, including holders of not less than 25% in aggregate principal of the then-outstanding 2024 Term Notes to declare the principal of, and interest or premium, if any, and any other monetary obligations on, all the then-outstanding 2024 Term Notes to be due and payable immediately. The July 2024 Loan Agreement also requires the Company, on a consolidated basis, to maintain liquidity, consisting of cash and/or cash equivalents plus any future revolving credit availability, at all times in an aggregate amount of at least $20,000, with which the Company was in compliance as of December 31, 2024. The Company is required to comply with certain other financial covenants in contemplation of certain transactions or events, such as acquisitions and other financing activities, as defined within and provided for under the July 2024 Loan Agreement.

In January 2025, the July 2024 Loan Agreement was amended to modify certain terms and provisions, including that the minimum liquidity requirement is to be met as of the last day of each calendar month. The amended terms and provisions were not due to actual or anticipated covenant violations. Additionally, the Company borrowed an additional $15,000 through the issuance of additional term notes (the "January 2025 Term Notes"). The January 2025 Term Notes were issued at 97% of face value and are subject to the same terms and provisions of the July 2024 Loan Agreement, including the interest rate and maturity date thereunder.

2021 Credit Facility

On August 27, 2021, the Company entered into a credit agreement with a group of lenders (the "2021 Credit Agreement") that provided for an initial term loan of $210,000, which was borrowed in full. The 2021 Credit Agreement provided for an expansion feature that allowed the Company to request an increase in the term loan outstanding up to $275,000 if the then-existing lenders (or other lenders) agreed to provide such additional term loans. During the second quarter of 2022, the Company borrowed an additional $65,000 pursuant to this expansion feature (the "2022 Loans" and, together with the initial term loan, the "2021 Credit Facility").

The 2021 Credit Facility matures on August 27, 2025 and does not require scheduled principal amortization payments. Borrowings under the 2021 Credit Facility bear interest at a rate of 9.5% per annum, payable quarterly and, as to any portion of the term loan that is prepaid, on the date of prepayment. The 2021 Credit Agreement permits the Company to request an extension of the maturity date for 364 days, subject to the lenders' discretion.

Proceeds from the initial term loan under the 2021 Credit Facility were used, in part, to repay certain then-outstanding debt obligations and, together with the 2022 Loans, fund working capital and general corporate matters, including, but not limited to, growth investments, acquisitions, capital expenditures, and other strategic initiatives.

(in thousands, except per share or per unit data)

We incurred financing costs of $8,806 related to the initial term loan and additional financing costs of $7,606 related to the 2022 Loans, which includes warrants issued to certain lenders to acquire 3,130 shares of Class A common stock that had a fair value of $2,639 at issuance (refer to Note 12, "Stockholders' Equity," for additional information). The financing costs are being amortized to interest expense over the term of 2021 Credit Facility using the straight-line method, which approximates the interest rate method. The 2022 Loans were funded by a combination of new and existing lenders. Borrowings from the existing lenders were accounted for as a modification of existing debt, with the exception of one lender that was considered an extinguishment. We recognized a loss on extinguishment of $2,180 as a component of interest expense during 2022, comprised of the write-off of $337 related to the lender's initial term loan and $1,843 related to the lender's new loan, which included the estimated fair value of the warrants issued to the lender.

The 2021 Credit Agreement requires mandatory prepayments from the proceeds of certain events, including: (i) indebtedness that is not permitted by the 2021 Credit Agreement; and (ii) asset sales and casualty events, subject to customary reinvestment rights. The Company may prepay the 2021 Credit Facility at any time, subject to (a) a customary make-whole payment if paid prior to February 27, 2023 (which did not occur), (b) a prepayment premium equal to 4.75% of the principal amount prepaid if paid after February 27, 2023 but prior February 27, 2024 (which did not occur), and (c) a prepayment premium of 2.375% if paid after February 27, 2024 but prior to February 27, 2025. No prepayment premium is required for prepayment on or after February 27, 2025. Once repaid, amounts borrowed under the 2021 Credit Facility may not be re-borrowed.

In April 2024, the 2021 Credit Agreement was amended to permit the Company to initiate, from time to time and at its discretion, a "Dutch Auction" pursuant to which it may issue a tender offer to existing lenders to re-purchase and retire their loans at a specified discount to par. No such re-purchase has occurred as of the date of filing of this Form 10-K.

In June 2024, the 2021 Credit Agreement was amended to, among other things, permit the Company to issue new senior secured notes. In July 2024, the Company prepaid $215,000 of borrowings outstanding under the 2021 Credit Facility, primarily utilizing the proceeds from the issuance of the 2024 Term Notes, as discussed above. The remaining $60,000 of borrowings outstanding under the 2021 Credit Facility remain outstanding based on the original terms of the 2021 Credit Agreement. The Company recognized, as a component of interest expense, a loss on extinguishment of $5,475, which includes $3,527 of prepayment fees and the write-off of $1,948 of unamortized deferred financing costs that were attributable to those lenders who did not provide funding under the 2024 Term Notes. A total of $1,579 of prepayment fees and $1,428 of previously unamortized deferred financing costs that were associated with existing lenders will remain capitalized and will be deferred over the term of the 2024 Term Notes in accordance with modification treatment. The total prepayment fee of $5,106 is included within "Debt issuance costs" on the Consolidated Statement of Cash Flows for 2024. A total of $943 of unamortized deferred financing costs were associated with the portion of the 2021 Credit Facility that was not prepaid and will be amortized through the remaining term of those loans.

The Company is required to comply with two financial covenants under the 2021 Credit Agreement. The Company may not permit its liquidity (defined as unrestricted cash and cash equivalents pledged under the 2021 Credit Facility plus any future revolving credit availability) to be below $20,000 as of the last day of any fiscal quarter. Additionally, the Company may not permit the ratio of Consolidated EBITDA (as defined in the 2021 Credit Agreement) to consolidated cash interest expense for any period of four consecutive fiscal quarters to be less than 2.00:1.00 for the period ending December 31, 2021 and increased to not less than 2.50:1.00 for the period ending June 30, 2022 and thereafter. The Company has a customary equity cure right for each of these financial covenants. The Company is in compliance with these covenants as of December 31, 2024.

The 2021 Credit Agreement requires the Company to make certain representations and warranties and to comply with customary covenants, including restrictions on the payment of dividends, repurchase of stock, incurrence of indebtedness, dispositions, and acquisitions. The 2021 Credit Agreement also contains customary events of default including: non-payment of principal or interest; violations of covenants; bankruptcy; change of control; cross defaults to other debt; and material judgments. The 2021 Credit Facility is guaranteed by all of the Company's subsidiaries and is secured by substantially all of the assets of the Company and its subsidiaries.

(in thousands, except per share or per unit data)

Finance Liabilities

Finance liabilities consist of amounts related to failed sale leaseback transactions. See Note 10, “Leases,” for additional information.

Sellers’ Notes

Sellers’ notes consist of amounts owed for acquisitions or other purchases. Sellers’ notes includes the OPA Sellers’ Note which had a balance of $11,000 included in “Current portion of debt, net” as of December 31, 2024 and $9,705 that was included in “Long-term debt, net” as of December 31, 2023. The $11,000 OPA Sellers’ Note was recorded net of an initial discount of $3,010 that was calculated as of the transaction date utilizing the Company’s estimated incremental borrowing rate based on the anticipated close date and was accreted to interest expense over an expected term. Additionally, as of December 31, 2024 sellers’ notes includes the remaining amount payable related to the Massachusetts Purchase Agreement. Refer to Note 4, “Acquisitions,” for additional information regarding these transactions.

Sellers’ notes outstanding as of December 31, 2023 also included a total of $8,100 related to the acquisition of two additional licenses in Illinois that was included in “Current portion of debt, net” and which were paid during 2024, as further described in Note 4, “Acquisitions.” Additionally, during 2024 we repaid the final $786 that remained outstanding as of December 31, 2023 for the purchase of a previous non-controlling interest.

Finance Leases

Finance leases consist of liabilities related to finance lease arrangements. See Note 10, “Leases,” for additional information.

Financing Agreement

In December 2022, the Company received $19,364 pursuant to a financing agreement with a third-party lender (the “Financing Agreement”). The Company assigned to the lender its interests in an employee retention tax credit claim (the “ERTC Claim”) that it submitted in November 2022 totaling approximately $22,794. If the Company does not receive the ERTC Claim, in whole or in part, the Company is required to repay the related portion of the funds received plus interest of 10% accrued from the date of the Financing Agreement through the repayment date. The Financing Agreement does not have a stated maturity date and the discount is being accreted to interest expense over an expected term. The Company’s obligations under the Financing Agreement will be satisfied upon receipt of the ERTC Claim, in full, or other full repayment. The total claim amount of $22,794 was recognized as a component of “Other, net” on the Consolidated Statements of Operations during 2023. The Company received $20,830 of the ERTC Claim during 2023, which was remitted to the lender per the terms of the Financing Agreement. A total of $1,964 of the ERTC Claim remains outstanding as of December 31, 2024 and 2023, which receivable is included in “Other current assets” on the Consolidated Balance Sheets at each date, and the balance outstanding under the Financing Agreement is included in “Current portion of debt, net” as of December 31, 2024 and 2023.

Debt Maturities

In addition to the activity described above, during 2023 we repaid $8,000 of sellers’ notes related to the final holdback payment for an acquisition from 2020 and $2,358 of sellers’ notes related to the former owners of a previous non-controlling interest. During 2022, we repaid a total of $24,839 of sellers’ notes related to two previous acquisitions and $3,143 of sellers’ notes related to the former owners of a previous non-controlling interest.

As of December 31, 2024, the following cash payments are required under our debt arrangements:

(in thousands)	2025	2029	Total
Sellers' notes[1]	$ 11,060	$ —	$ 11,060
Term note maturities	60,000	235,000	295,000

[1] Certain cash payments include an interest accretion component. The timing of certain payments may vary based on regulatory approval of the underlying transactions.

The table above excludes the remaining amount due under the Financing Arrangement, as the timing of the repayment is uncertain.

Interest Expense

Interest expense during 2024, 2023, and 2022 consisted of the following:

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Cash interest	$ 30,729	$ 25,992	$ 24,524
Accretion	6,321	8,486	3,576
Loss on extinguishment of debt[1]	5,475	—	2,180
Interest on financing liabilities[2]	2,416	2,308	2,113
Interest on finance leases	322	198	43
Total	$ 45,263	$ 36,984	$ 32,436

[1] The amount recorded for 2024 includes $3,527 of pre-payment fees associated with the partial extinguishment treatment of the pre-payment made under the 2021 Credit Facility and the write-off of $1,948 of unamortized deferred financing costs. The amount recorded for 2022 includes the non-cash write-off of unamortized deferred financing costs.

[2] Interest on financing liabilities related to failed sale leaseback transactions. See Note 10, "Leases," for additional details.

12. STOCKHOLDERS' EQUITY

Following the Conversion, the Company has authorized 750,000 shares of Class A common stock with a par value of $0.001 per share, 100 shares of Class B common stock with a par value of $0.001 per share, and 10,000 shares of preferred stock with a par value of $0.001 per share.

Holders of each share of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 1,000 votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. Each share of Class B common stock is convertible at any time into one share of Class A common stock at the option of the holder. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock on May 4, 2026, the final conversion date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to any such transferred shares. Once converted into a share of Class A common stock, a converted share of Class B common stock will not be reissued, and following the conversion of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time and any contractual limitations, such as our credit agreements, the holders of our common stock will be entitled to receive dividends out of funds then legally available, if any, if our board of directors (the "Board"), in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine. If a dividend is paid in the form of a Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

In the event of a liquidation, dissolution, or winding up, holders of Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

In the event of any change of control transaction in respect of the Company, shares of our Class A common stock and Class B common stock shall be treated equally, ratably, and identically, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Immediately prior to the Conversion, the Company was authorized to issue common units, preferred units, and restricted common units, all with no par value. In conjunction with the Conversion, each historical common unit then-outstanding converted into one share of Class A common stock, except 65 units that were allocated to shares of Class B common stock.

On May 4, 2021, the Company completed an Initial Public Offering ("IPO") of its Class A common stock, in which it issued and sold 10,000 shares of Class A common stock at a price of $8.00 per share. On May 7, 2021, the underwriters exercised their over-allotment option in full and we issued and sold an additional 1,500 shares of Class A common stock. We received total net proceeds of approximately $86,065 after deducting underwriting discounts and commissions and certain other direct offering expenses paid by us. In connection with the IPO, the historical common units and preferred units then-outstanding automatically converted into shares of Class A common stock on a one-for-one basis, except certain historical preferred units that converted at a rate of one plus 1.5x, divided by the IPO price of $8.00 per share. Additionally, the Company's then-outstanding convertible promissory notes, plus accrued interest, converted into shares of Class A common stock in accordance with the terms of such convertible notes.

The following table summarizes the total shares of Class A common stock and Class B common stock outstanding as of December 31, 2024 and 2023:

(in thousands)	December 31,	
	2024	**2023**
Shares of Class A common stock	204,961	206,810
Shares of Class B common stock	65	65
Total	205,026	206,875

In December 2024, the Company completed a non-brokered private transaction with a single investor through which it repurchased and retired 11,000 shares of Class A common stock for an aggregate of $2,750, which shares represented approximately 5% of the then-outstanding shares of Class A common stock. Additionally, in December 2024, the Company's Board authorized a share buyback program (the "Buyback Program") which permits the Company to repurchase up to the lesser of: (i) 10,216 shares of the Company's Class A common stock; and (ii) $2,250 worth of shares of Class A common stock, in the open market pursuant to a normal course issuer bid, subject to applicable legal, regulatory, and contractual requirements. The total number of shares purchased, timing of purchases, and share prices are dependent upon market conditions and business considerations, any applicable securities law requirements, CSE rules, and any determination of best use of cash available at the time. Any such shares purchased will be retired. The Buyback Program will expire on January 1, 2026, and may be suspended, terminated, or modified at any time for any reason and the Company is under no obligation to purchase any such shares for the duration of the Buyback Program. As of December 31, 2024, no shares had been repurchased under the Buyback Program.

On June 23, 2023, the Company completed a non-brokered private placement offering of an aggregate of 9,859 shares of the Company's Class A common stock to a single investor at a purchase price of $0.71 per share, for an aggregate of $7,000 in gross proceeds. Legal expenses incurred in connection with this financing were not material. These shares were issued pursuant to the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act of 1933, as amended, based on the nature of the transaction and various representations made by the investor.

Warrants

The following table summarizes the warrants activity during 2024, 2023, and 2022:

	Number of Warrants (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Exercise Period (years)	Aggregate Intrinsic Value (in thousands)[1]
Balance, December 31, 2021[2]	3,531	$ 4.00	2.0	$ 9,216
Granted[3]	3,318	3.07		
Expired/Cancelled	(1,109)	4.00		
Balance, December 31, 2022	5,740	$ 3.46	2.7	$ —
Expired	(1,172)	4.00		
Balance, December 31, 2023	4,568	$ 3.33	2.3	$ —
Cancelled	(1,291)	3.10		
Balance, December 31, 2024	3,277	$ 3.42	1.2	$ —

[1] Amount by which the closing market price of our Class A common stock exceeds the exercise price for the referenced dates. No intrinsic value is presented when the fair value of the warrants outstanding does not exceed the exercise price for the referenced dates.

[2] In conjunction with the Conversion during 2021, the holders of warrants to acquire 3,531 common units at an exercise price of $4.00 received warrants to acquire an equal number of shares of Class A common stock (the "Historical Warrants"), of which 1,250 remained outstanding as of December 31, 2024. The Historical Warrants are equity-classified instruments, are subject to customary anti-dilution adjustments, are stand-alone instruments, and are not part of the terms of the notes to which they were originally issued (as applicable). The Historical Warrants had an estimated total fair value of $237 at issuance, which was calculated using a Black-Scholes model and included significant assumptions such as volatility ranging from 69.2% to 108.4% and risk-free rates ranging from 0.17% to 2.17%.

[3] In June 2022, in connection with the 2022 Loans (refer to Note 11, "Debt"), the Company issued warrants to purchase up to 3,130 shares of Class A common stock (the "2022 Warrants"). Each of the 2022 Warrants is exercisable for one share of Class A common stock at an exercise price of $3.10 per share. The 2022 Warrants were exercisable upon issuance and have a four year term. The 2022 Warrants had a total estimated fair value of $2,639 at issuance, which was calculated using a Black-Scholes model and included significant assumptions such as volatility of 70% and a risk-free rate of 3.0%. Cashless

exercise was permitted only if there was no effective registration statement registering the resale of the shares issued upon exercise, which registration statement was declared effective in December 2022 prior to any exercise. The Company will have the option to require the holders to exercise the 2022 Warrants if, after the first anniversary of the issuance, the 30-day volume-weighted average price of the Company's Class A common stock exceeds $6.50 per share. The 2022 Warrants are equity-classified instruments, are subject to customary anti-dilution adjustments, are stand-alone instruments, and are not part of the notes with which they were originally issued. In December 2024, the Company entered into a warrant cancellation agreement with one of the holders of the 2022 Warrants to cancel warrants to acquire 1,291 shares of Class A common stock in exchange for a payment representing the par value of those underlying shares.

Additionally, in conjunction with an appointment to the Company's Board in November 2022, the Company issued a warrant to purchase 188 shares of Class A common stock at a strike price of $2.64 per share, which was immediately exercisable and expires 30 months from the date of issuance. The issuance of the warrant was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). These warrants are equity-classified instruments and are subject to customary anti-dilution adjustments. These warrants had a total estimated fair value of $148 at issuance, which is included within "Equity-based compensation expense" on the Consolidated Statements of Changes in Stockholder's Equity for 2022. The estimated fair value was calculated using a Black-Scholes model, which included significant assumptions such as volatility of 70% and a risk-free rate of 4.2%.

13. EQUITY-BASED COMPENSATION EXPENSE

Equity Incentive Plans

2020 Equity Incentive Plan

The Company adopted an incentive plan in November 2020 (the "2020 Plan") which authorized the issuance of incentive common unit options and restricted common units (collectively, "Awards"). The maximum number of Awards to be issued under the 2020 Plan was 10,031 and a total of 9,994 Awards were granted. No additional Awards were granted under the 2020 Plan after the adoption of the 2021 Plan, as further described below. As of December 31, 2023, there were no unvested Awards and no remaining unrecognized compensation cost associated with the Awards. The Awards generally vested over two or three years and the estimated fair value of the Awards at issuance was recognized as compensation expense over the related vesting period. Upon adoption of the 2020 Plan, a total of 1,619 incentive units that were granted under a previous incentive plan were cancelled and converted into restricted common units that were considered fully issued and outstanding. In conjunction with the Conversion, the holders of the restricted common units issued under the 2020 Plan received one restricted share of Class A common stock (a "Restricted Common Share") for each restricted common unit held immediately prior to the Conversion.

The following table summarizes the restricted common shares activity during 2023 and 2022:

(in thousands)	Restricted Common Shares
Unvested, December 31, 2021	1,653
Vested	(995)
Forfeited	(41)
Unvested, December 31, 2022	617
Vested	(617)
Unvested, December 31, 2023	—

(in thousands, except per share or per unit data)

2021 Equity Incentive Plan

In July 2021, the Company adopted a new stock incentive plan (the "2021 Plan"), pursuant to which 17,000 shares of Class A common stock are reserved for issuance thereunder, subject to certain adjustments and other terms. Following the adoption of the 2021 Plan, no additional awards are expected to be issued under the 2020 Plan. The 2021 Plan authorized the issuance of stock appreciation rights ("SAR Awards"), stock options, restricted stock, restricted stock units ("RSUs"), and other stock-based awards (collectively the "2021 Plan Awards"), as further described below. Any 2021 Plan Awards that expire or are forfeited may be re-issued. The estimated fair value of the 2021 Plan Awards at issuance is recognized as compensation expense over the related vesting, exercise, or service periods, as applicable.

On March 9, 2023, the Company's board of directors unanimously approved, subject to stockholder approval, an amendment to the 2021 Plan (the "Amendment" and together with the 2021 Plan, the "Amended 2021 Plan") to increase the maximum number of shares of Class A common stock available for issuance under the Amended 2021 Plan to an amount not to exceed 10% of the total number of issued and outstanding shares of Class A common stock, on a non-diluted basis, as constituted on the grant date of an award pursuant to the Amended 2021 Plan. On May 5, 2023, the stockholders of the Company voted to approve the Amendment. As of December 31, 2024, there were 11,347 shares of Class A common stock available for grant for future equity-based compensation awards under the Amended 2021 Plan. Activity related to awards issued under the Amended 2021 Plan is further described below.

Stock Appreciation Rights

SAR Awards provide the holder a right to receive upon exercise the excess of (i) the fair market value of one share of common stock on the date of exercise over (ii) the grant price of the SAR Awards as specified, which price shall not be less than the closing market value of one share of common stock on the date of grant, except in certain circumstances. The grant price, term, methods of exercise, dates of exercise, methods of settlement, and any other terms and conditions of any SAR Awards are determined at issuance. We determine the fair value of SAR Awards on the grant date using an option pricing model. As of December 31, 2024, no SAR Awards have been granted.

Stock Options

Stock option grants provide for an exercise price as determined at issuance, but not less than the closing market value of the Company's Class A common stock on the date of grant, except in certain circumstances. The term and exercise provisions of each option are determined at issuance and the term is not to exceed 10 years. The exercise price for any options that are considered incentive stock options shall not be less than the closing market value of the Company's Class A common stock on the date of grant; however, if granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of the Company's stock, the exercise price shall not be less than 110% of the closing market value on the date of grant. We determine the fair value of stock options on the grant date using an option pricing model.

The following table summarizes stock option activity during 2024, 2023, and 2022 :

(in thousands, except per share amounts)	Options Outstanding			
	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life *(years)*	Aggregate Intrinsic Value[1]
Outstanding, December 31, 2021	—	$ —	—	$ —
Granted	2,429	3.36		
Forfeited	(387)	3.69		
Outstanding, December 31, 2022	2,042	$ 3.29	4.4	$ —
Granted	3,195	0.85		
Exercised	(219)	0.85		$ 60
Forfeited	(726)	1.85		
Expired	(282)	2.40		
Outstanding, December 31, 2023	4,010	$ 1.80	3.9	$ 353
Exercised	(206)	0.85		$ 8
Forfeited	(161)	1.17		
Expired	(391)	2.74		
Outstanding, December 31, 2024	3,252	$ 1.78	3.0	$ —
Exercisable at December 31, 2024	2,702	$ 1.88	2.9	$ —

[1] Based on the amount by which the closing market price of our Class A common stock exceeds the exercise price on each date indicated.

Total unrecognized stock-based compensation expense related to unvested options was $250 as of December 31, 2024, which is expected to be recognized over a weighted-average remaining period of 1.9 years.

We determine the fair value of stock options on the grant date using a Black-Scholes option pricing model. The fair value of stock options granted during 2023 and 2022 was calculated on the date of grant using the following weighted-average assumptions:

	Year Ended December 31,	
	2023	**2022**
Risk-free interest rate	3.8%	2.8%
Expected term (years)	3.75	3.75
Dividend yield	0%	0%
Expected volatility	70.0%	70.0%

Using the Black-Scholes option pricing model, the weighted-average fair value of stock options granted during 2023 and 2022 was $0.44 and $1.64, respectively, per share.

Restricted Stock Awards and Restricted Stock Units

Restricted Stock Awards ("RSAs") represent fully issued shares of common stock that may not be sold or otherwise transferred for a period of time and are subject to forfeiture in certain circumstances. The fair value of RSAs is based on the closing price of the common stock on the grant date. RSUs entitle the grantee to receive shares of our common stock (or a cash payment equal to the market value of a share) as the units vest. The vesting period, generally a period of two to four years, is determined at issuance, and may be conditioned on the grantee's completion of a specified period of service with the Company, or upon the achievement of one or more performance goals, or upon any combination of service-based and performance-based conditions. The fair value of the RSUs is based on the closing price of the common stock on the grant date and forfeitures are recognized when they occur.

RSAs and RSUs may be credited with dividends or dividend equivalents, which entitle the grantee to receive payments (in cash, shares, other securities, other awards, or other property, as determined by the Company) equivalent to the amount of cash dividends paid by the Company, as applicable. Any dividend and dividend equivalents may be accrued but not paid to the grantee until all conditions or restrictions on the related RSAs or RSUs have been satisfied, waived, or lapsed. No RSAs have been granted as of December 31, 2024.

The following table summarizes the RSU activity during 2024, 2023, and 2022:

	Number of Shares *(in thousands)*	Weighted-Average Grant Date Fair Value per Share
Unvested, December 31, 2021	6,329	$ 10.48
Granted	5,522	3.21
Vested[1]	(4,003)	6.25
Forfeited	(1,386)	5.93
Unvested, December 31, 2022	6,462	$ 7.62
Granted	11,877	0.92
Vested[1]	(4,333)	6.04
Forfeited	(1,985)	4.11
Unvested, December 31, 2023	12,021	$ 2.15
Granted	14,603	1.15
Vested[1]	(13,628)	2.08
Forfeited	(7,098)	1.13
Unvested, December 31, 2024	5,898	$ 1.06

[1] Includes 4,683, 1,402, and 1,420 shares that vested during 2024, 2023, and 2022, respectively, that were withheld to cover tax obligations and were subsequently cancelled.

As of December 31, 2024, total unrecognized compensation cost related to the RSUs was $4,936, which is expected to be recognized over a weighted-average remaining period of 2.6 years.

Performance Based Awards

In August 2023, the Company's board of directors approved the grant of 4,000 RSUs outside of the Company's Amended 2021 Plan (the "August 2023 Grant"). The August 2023 Grant was issued pursuant to an employment agreement and were to vest upon the later of the second anniversary of employment and the achievement of certain stock price targets. Continued service to the Company was required as of the date that the conditions were satisfied. The August 2023 Grant was forfeited in August 2024 following the cessation of the associated service to the Company and $638 of associated equity-based compensation expense was reversed during 2024.

In August 2024, the Company's board of directors approved an award of 3,000 RSUs pursuant to an employment agreement that were not granted as of December 31, 2024 or as of the date of filing of this Annual Report. These awards, once granted, will be subject to certain vesting conditions, including the achievement of certain stock price targets and continued service to the Company.

Compensation Expense by Type of Award

The following table details the equity-based compensation expense by type of award during 2024, 2023, and 2022:

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
RSUs[1]	$ 16,923	$ 18,627	$ 18,004
Stock Options	1,691	1,034	557
Restricted Common Shares	—	115	270
Other[2]	—	—	148
Total equity-based compensation expense	$ 18,614	$ 19,776	$ 18,979

[1] The 2023 expense amount includes $2,838 related to 2023 annual performance bonuses, which is included within "accounts payable and accrued liabilities" on the Consolidated Balance Sheet at December 31, 2023. These RSUs were subsequently issued in 2024 and were fully vested at issuance with a value of $3,304, with the difference reflected as a change in estimate that is included within "General and administrative expenses" on the Consolidated Statements of Operations for 2024. The expense amount for 2022 reflects a change in estimate of $632 that is included as a reduction to equity-based compensation expense and is included within "General and administrative expenses" related to RSUs that were issued in 2022 for the 2021 annual performance bonus, which vested at issuance with a value of $7,959.

[2] The 2022 expense amount relates to warrants granted to a Board member, see Note 12, "Stockholders' Equity," for additional information.

Of the total equity-based compensation expense, $7,793, $7,943, and $7,611 was capitalized to inventory during 2024, 2023, and 2022 respectively. As of December 31, 2024 and 2023, $2,102 and $1,968, respectively, remained capitalized in inventory. During 2024, 2023, and 2022 we recognized $10,821, $11,833, and $11,368, respectively, within "General and administrative expenses" on the Consolidated Statements of Operations and we recognized $7,659, $6,511, and $11,889, respectively, within "Cost of goods sold."

Employee Stock Purchase Plan

In July 2021, the Company also adopted an employee stock purchase plan (the "2021 ESPP"), pursuant to which 4,000 shares of Class A common stock are reserved for issuance thereunder, subject to certain adjustments and other terms. No shares have been issued under the 2021 ESPP as of December 31, 2024.

14. INCOME TAXES

The following table sets forth the components of income tax expense:

					Year Ended December 31,			
(in thousands)		**2024**			**2023**			**2022**
Current taxes:								
Federal	$	55,297	$		43,143	$		35,067
State		2,181			2,561			12,381
Deferred taxes:								
Federal		(6,391)			(7,916)			(3,685)
State		(5,915)			(4,334)			(2,070)
Total income tax expense	$	45,172	$		33,454	$		41,693

The Internal Revenue Service has taken the position that cannabis companies are subject to the limitations of IRC Section 280E, under which such companies are only allowed to deduct expenses directly related to the sales of product (cost of goods sold). This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and those allowed for financial statement reporting purposes ("book-to-tax" differences). Cannabis companies operating in states that align their tax codes with IRC Section 280E are also unable to deduct ordinary and necessary business expenses for state tax purposes. Ordinary and necessary business expenses deemed non-deductible under IRC Section 280E are treated as permanent book-to-tax differences. Therefore, the effective tax rate on income realized by cannabis companies can be highly variable and may not necessarily correlate with pre-tax income or loss. Effective during 2023, Illinois and New Jersey, two states in which the Company has significant operations, began permitting cannabis businesses to deduct ordinary and necessary business expenses from gross profit for state tax purposes. As such, the effective tax rate for 2023 reflects a benefit from this change and varies from the effective rate for 2022.

The following table sets forth a reconciliation of income tax at the federal statutory rate to recorded income tax expense:

					Year Ended December 31,			
($ in thousands)		**2024**			**2023**			**2022**
Loss before income taxes	$	(39,822)	$		(14,760)	$		(39,206)
U.S. Statutory Rate		21%			21%			21%
Recovery based on Statutory Rate	$	(8,363)	$		(3,100)	$		(8,233)
Expense (recovery) resulting from:								
State and local income taxes		(3,734)			(1,773)			10,311
Uncertain tax position, inclusive of interest and penalties		51,127			40,149			—
Expenses disallowed under IRC Section 280E		—			—			34,346
(Refundable) nondeductible penalties and interest		—			(658)			3,046
Equity-based compensation shortfall		980			1,322			904
Acquisition-related adjustments		—			(3,150)			—
Other permanent differences		1,960			429			437
Nondeductible executive compensation		3,202			267			—
Nondeductible litigation settlement		—			—			1,050
Other, net		—			(32)			(168)
Income tax expense	$	45,172	$		33,454	$		41,693

The following tables set forth the components of deferred income taxes:

(in thousands)	December 31,			
	2024		**2023**	
Deferred tax assets attributable to:				
Operating lease liabilities	$	67,439	$	67,192
Acquired intangible assets		3,964		4,421
Equity-based compensation		184		906
State and local net operating loss carryforwards		873		707
Property and equipment		686		470
Loyalty program		425		402
Other		3,868		786
Gross deferred tax assets		77,439		74,884
Valuation allowance		—		—
Total deferred tax assets	$	77,439	$	74,884
Deferred tax liabilities attributable to:				
Goodwill and other acquired intangible assets	$	(46,620)	$	(52,686)
Property and equipment		(24,969)		(29,008)
Operating lease right-of-use assets		(29,289)		(28,779)
Tenant improvement allowance		—		(156)
Total deferred tax liabilities	$	(100,878)	$	(110,629)
Net deferred tax liabilities	$	(23,439)	$	(35,745)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. No valuation allowance has been provided on our net deferred tax assets, as we believe the remaining net deferred tax assets are more likely than not to be realizable in the applicable jurisdictions based on estimates of future taxable income.

As of December 31, 2024, the Company has gross state and local net operating loss carryforwards totaling $38,202, which begin to expire in 2026. The Company files income tax returns in the United States and various state and local jurisdictions, which jurisdictions have varying statutes of limitations. The U.S. federal statute of limitations remains open for tax years 2020 and forward. The state and local statutes of limitations generally remain open for tax years 2020 and forward.

The Company operates in a number of domestic tax jurisdictions and is subject to examination of its income tax returns by tax authorities in these jurisdictions who may challenge any item of those returns. Because tax matters that may be challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more-likely-than-not that the position will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, then the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, then a further charge to income tax expense may result. As of December 31, 2024 and 2023, the Company recorded an uncertain tax liability for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company's tax liability under IRC Section 280E. These uncertain tax positions are included within "Other non-current liabilities" on the Consolidated Balance Sheets.

(in thousands, except per share or per unit data)

The following table shows a reconciliation of the beginning and ending amount of unrecognized tax benefits:

Balance, December 31, 2022	$	—
Additions for tax positions related to the current year		35,367
Additions for tax positions related to prior years		37,588
Balance, December 31, 2023	$	72,955
Additions for tax positions related to the current year		38,289
Additions for tax positions related to prior years[1]		38,163
Balance, December 31, 2024	$	149,407

(1) Includes approximately $27,000 of IRC Section 280E refunds received during 2024.

A total of $20,168 of interest and penalties is accrued for the uncertain tax positions as of December 31, 2024, which includes $14,744 related to the current year and $5,424 for the prior years. Of the $5,424 of interest and penalties accrued as of December 31, 2023, $4,782 was related to that year and $642 related to prior years. The Company has been selected for examination of its amended tax returns filed with these unrecognized tax benefits but does not currently anticipate its unrecognized tax benefits to be resolved within the next twelve months and anticipates that the total amount of unrecognized tax benefits may change within the next twelve months for additional uncertain tax positions taken on a go-forward basis. If favorably resolved, then the unrecognized tax benefits would decrease the Company's effective tax rate.

15. COMMITMENTS AND CONTINGENCIES

Commitments

The Company does not have significant future annual commitments, other than related to leases and debt, which are disclosed in Notes 10 and 11, respectively. The Company has commercial relationships with license holders across the markets in which it operates with mutually beneficial purchasing and supply arrangements entered into in the ordinary course of business.

In conjunction with an acquisition in December 2021, the Company entered into a supply agreement with a producer and supplier of medical cannabis products in Ohio (the "Ohio Supply Agreement") with an initial expiration date of August 2028. Under the Ohio Supply Agreement, the Company will purchase products from the supplier that results in 7.5% of the Company's monthly gross sales of all products in its Ohio dispensaries for the first five years, and 5% for the remaining term. The Company can establish the selling price of the products and the purchases are made at the lowest then-prevailing wholesale market price of products sold by the supplier to other dispensaries in Ohio.

Indemnifications

We are party to a variety of agreements under which we may be obligated to indemnify the other party for certain matters. These agreements are primarily standard indemnification arrangements entered into in our ordinary course of business. Pursuant to these arrangements, we may agree to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by the indemnified party. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications, and such costs would only be recognized as incurred. During 2024, 2023, and 2022, the Company paid for certain legal fees on behalf of certain officers of the Company who were parties to an employment related claim with a related party entity. These legal fees were not material and the matter was resolved during 2024.

(in thousands, except per share or per unit data)

Legal and Other Matters

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024 in all material respects, cannabis regulations continue to evolve and are subject to differing interpretations, and accordingly, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

State laws that permit and regulate the production, distribution, and use of cannabis for adult-use or medical purposes are in direct conflict with the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under the CSA. Although the Company's activities are believed to be compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

The Company may be, from time to time, subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable and the contingent liability can be estimated. We do not accrue for contingent losses that, in our judgment, are considered to be reasonably possible but not probable. At December 31, 2024 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on our consolidated results of operations, other than as disclosed below.

MedMen NY Litigation

On February 25, 2021, the Company entered into a definitive investment agreement (the "Investment Agreement") with subsidiaries of MedMen Enterprises Inc. ("MedMen"), under which we would have, subject to regulatory approval, completed an investment (the "Investment") of approximately $73,000 in MedMen NY, Inc. ("MMNY"), a licensed medical cannabis operator in the state of New York. Following the completion of the transactions contemplated by the Investment Agreement, we were expected to hold all the outstanding equity of MMNY.

The Company contends that, in December 2021, the parties to the Investment Agreement received the required approvals from the State of New York to close the transactions contemplated by the Investment Agreement, but MedMen has disputed the adequacy of the approvals provided by the State of New York. The Company delivered notice to MedMen in December 2021 that it wished to close the transactions as required by the Investment Agreement. Nevertheless, MedMen, on January 2, 2022, gave notice to the Company that MedMen purported to terminate the Investment Agreement.

Following receipt of such notice, on January 13, 2022, the Company filed a complaint against MedMen and others in the Commercial Division of the Supreme Court of the State of New York (the "Court"), requesting specific performance that the transactions contemplated by the Investment Agreement must move forward, and such other relief as the Court may deem appropriate. The Company simultaneously moved for a temporary restraining order and preliminary injunction (the "Motion") requiring MedMen to operate its New York business in the ordinary course of business and to refrain from any activities or transactions that might impair, encumber, or dissipate MedMen's New York assets. The parties resolved the Motion via a "Stipulation and Order" entered by the Court on January 21, 2022 that required that MMNY operate only in compliance with the law and in a manner consistent with its ordinary course of business that preserved all assets of MMNY. It further required MMNY to not take certain actions, including any actions that would have a material adverse effect on MedMen's New York business. On March 27, 2023, the parties entered a further stipulation that modified the January 21, 2022 Stipulation and Order by lifting the Court's prohibition against a sale or transfer of MMNY or its assets, without waiver of any claims that the

(in thousands, except per share or per unit data)

Company might have in the event of such a transaction. That further stipulation modifying the January 21, 2022 Stipulation and Order was entered by the Court on August 1, 2023.

On January 24, 2022, MedMen filed counterclaims against the Company, alleging that Ascend had breached the Investment Agreement, and seeking declaratory relief that MedMen had properly terminated the Investment Agreement. On February 14, 2022, the Company moved to dismiss MedMen's counterclaims and filed an amended complaint (the "First Amended Complaint") that included additional claims against MedMen for breach of contract. The First Amended Complaint contained several causes of action, including for breach of contract and breach of the covenant of good faith and fair dealing. The First Amended Complaint sought damages in addition to continuing to seek injunctive and declaratory relief. On March 7, 2022, MedMen filed amended counterclaims, an answer, and affirmative defenses to the First Amended Complaint. On March 28, 2022, the Company moved to dismiss MedMen's amended counterclaims. On April 20, 2022, the parties entered into a stipulation extending the time for MedMen to oppose the Company's motion to dismiss until May 5, 2022. In addition, the parties agreed to stay all discovery, including both party and non-party discovery. On May 5, 2022, the parties filed another stipulation order with the Court adjourning until further notice from the Court MedMen's time to oppose the Company's motion to dismiss MedMen's amended counterclaims. The parties again stipulated that all discovery remains stayed pending further order from the Court.

On May 10, 2022, the Company and MedMen signed a term sheet (the "Term Sheet"), pursuant to which the parties agreed to use best efforts to enter into a settlement agreement and enter into new or amended transactional documents. The amended transaction terms contemplated in the Term Sheet also would have required MedMen to provide a representation and warranty that the status of the MMNY assets had not materially changed since December 31, 2021 and an acknowledgement that the representations and warranties from the Investment Agreement would survive for three months after the closing of the contemplated transactions. However, after the Company determined that MedMen could not make or provide the representations and warranties that MedMen would have been required to make as part of the contemplated transactions, the Company determined that it no longer intended to consummate the contemplated transactions.

On September 30, 2022, the Company sought leave from the Court to file a second amended complaint (the "Second Amended Complaint"). The Second Amended Complaint contains breach of contract claims against MedMen, as well as a claim for the breach of the implied covenant of good faith and fair dealing, and a claim for anticipatory breach of contract. In connection with those claims, the Company is no longer seeking injunctive or declaratory relief; however, the Company continues to seek damages from MedMen, including, but not limited to, the return of the $4,000 deposit, approximately $2,400 of advances pursuant to a working capital loan agreement (as described in Note 6, "Notes Receivable") and other capital expenditure advances paid to MMNY by the Company.

On November 21, 2022, the parties entered into a stipulation whereby MedMen agreed to the filing of the Second Amended Complaint, which is now the Company's operative pleading in the litigation. In addition, in the stipulation, the Company agreed that it would not contest MedMen's filing of second amended counterclaims against the Company while reserving all rights with respect to any such counterclaims. Because the parties agreed to the filing of each side's amended pleadings, on November 28, 2022, the Court determined that Ascend's March 2022 motion to dismiss was moot.

On December 21, 2022, MedMen filed its second amended counterclaims, an answer, and affirmative defenses to the Company's Second Amended Complaint. In addition to the allegations in MedMen's earlier pleadings, MedMen now also alleged that the Company breached the Term Sheet. On January 20, 2023, the Company moved to dismiss MedMen's second amended counterclaims.

On August 18, 2023, the Court issued a Decision and Order on the Company's motion to dismiss, dismissing seven of MedMen's ten counterclaims, including each of the counterclaims brought by MedMen relating to the Term Sheet. On September 26, 2023, MedMen filed a motion seeking leave to file its third amended counterclaims, in which MedMen seeks to revive its previously dismissed counterclaims relating to the Term Sheet. On October 24, 2023, the Company filed an opposition to that motion for leave. As further discussed below, the Court denied that motion on February 2, 2024. In addition, on October 18, 2023, MedMen filed a Notice of Appeal of the Court's August 18, 2023 Decision and Order with respect to the dismissal of MedMen's three counterclaims

(in thousands, except per share or per unit data)

relating to the Term Sheet. On November 1, 2023 the Company filed a Notice of Cross-Appeal with respect to the Court's determination that the Company's motion to dismiss was not subject to New York's anti-SLAPP statute. Both parties have yet to perfect the appeals.

On February 2, 2024, the Court issued a Decision and Order denying MedMen's motion for leave to file its third amended counterclaims. On February 21, 2024, the current counsel-of-record for MedMen filed an order to show cause with the Court seeking leave to withdraw as counsel and stay proceedings for thirty days to permit MedMen time to obtain new counsel. On March 20, 2024, the Court granted such withdrawal motion and designated April 25, 2024 as the deadline for MedMen to obtain new counsel, which, as of the date of filing of this Form 10-K, has not occurred.

On April 26, 2024, MedMen announced that it made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act on April 24, 2024 and B. Riley Farber Inc. was appointed as its bankruptcy trustee. In addition, MedMen announced that MedMen's wholly owned subsidiary, MM CAN USA, Inc., a California corporation, was placed into receivership in the Los Angeles Superior Court, Santa Monica Division on April 23, 2024 to effectuate an orderly dissolution and liquidation of its California-based assets. MedMen further announced that it intends to initiate additional receivership proceedings in those U.S. states where MM CAN USA, Inc. controls or owns assets, through which the operations and assets of MedMen's subsidiaries will be dissolved or liquidated pursuant to applicable laws in the United States. On May 21, 2024, the Los Angeles Superior Court issued an order confirming the appointment a receiver for MM CAN USA, Inc. The receiver has submitted monthly reports to the Los Angeles Superior Court estimating that the liabilities of MedMen's subsidiaries likely significantly exceed the estimated liquidated value of MedMen's subsidiaries and their respective assets, and such reports indicate that efforts to dissolve, liquidate, or abandon such assets are ongoing.

Following the Company's decision to no longer consummate the contemplated transactions during 2022, the Company expensed a total of $1,704 of capitalized costs, primarily consisting of capital expenditures or deposits that were incurred for certain locations. Additionally, during 2022 the Company established an estimated reserve of $3,700 related to amounts that it has been actively pursuing collecting. The write-off and reserve are each included within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows for 2022 and the reserve is included within "Other current assets" on the Consolidated Balance Sheet as of December 31, 2023. During 2024, the Company increased the estimated reserve by $5,447, which is included within "General and administrative expenses" on the Consolidated Statements of Operations and within "Other" on the Consolidated Statements of Cash Flows. The total reserve as of December 31, 2024 is reflective of all outstanding balances and, of which, $2,422 is included within "Notes receivable" on the Consolidated Balance Sheet, $6,695 is included within "Other current assets," and the remainder is included within "Other non-current assets."

Previous Matters

<u>*TVP Settlement*</u>

In April 2021, the Company, through a subsidiary, entered into a settlement agreement with TVP, LLC, TVP Grand Rapids, LLC and, TVP Alma, LLC (collectively, the "TVP Parties") regarding a dispute related to a purchase agreement for the Company's potential acquisition of certain real estate properties in Michigan. As part of that settlement, the Company issued historical equity units to the TVP Parties to be held in the name of an escrow agent (the "Escrow Units"). The Escrow units were fully issued and outstanding as of the settlement date and were to remain in the escrow account until such time as the TVP Parties exercised an option to hold the Escrow Units directly (the "Put Option"), which could be exercised for three years. In February 2024, the TVP Parties notified the Company that they were exercising the Put Option and the transfer was completed in May 2024, at which time the Escrow Units were released to the TVP Parties and the TVP Parties transferred to the Company the equity interests of the entities that hold the three real estate properties. The underlying properties were determined to have a total fair value of $5,400 as of the settlement date, which was included within "Other non-current assets" on the Consolidated Balance Sheet as of December 31, 2023 and was reclassified to "Property and equipment, net" as of the transfer date. Prior to the completion of the transfer, the Company operated dispensaries at these locations pursuant to lease agreements, which operations will continue at the now-owned properties.

Stockholder Dispute

In April 2022, the Company entered into a settlement agreement related to a stockholder dispute that arose in 2021. The settlement total of $5,000 is included within "Settlement expense" on the Consolidated Statement of Operations for 2022 and was paid in May 2022.

16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions during 2024, 2023, and 2022, other than as disclosed in Note 6, "Notes Receivable," and Note 12, "Stockholders' Equity."

17. SUPPLEMENTAL INFORMATION

The following table presents supplemental information regarding our other current assets:

	December 31,			
(in thousands)		**2024**		**2023**
Prepaid expenses	$	5,497	$	7,270
Deposits and other receivables		4,706		9,302
Construction deposits		375		569
Other		350		2,503
Total	$	10,928	$	19,644

The following table presents supplemental information regarding our accounts payable and accrued liabilities:

	December 31,			
(in thousands)		**2024**		**2023**
Accounts payable	$	26,414	$	34,687
Accrued interest		13,835		—
Accrued payroll and related expenses		8,204		21,306
Fixed asset purchases		1,977		5,738
Other		9,005		9,381
Total	$	59,435	$	71,112

The following table presents supplemental information regarding our general and administrative expenses:

	Year Ended December 31,					
(in thousands)		**2024**		**2023**		**2022**
Compensation	$	76,240	$	74,688	$	61,503
Depreciation and amortization		34,979		29,534		14,095
Rent and utilities		22,842		21,432		21,974
Professional services		19,418		13,215		17,110
Insurance		5,536		5,175		5,586
Marketing		4,687		4,380		3,445
Loss (gain) on sale of assets		16		(226)		345
Other		15,758		10,541		13,031
Total	$	179,476	$	158,739	$	137,089

(in thousands, except per share or per unit data)

18. SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through the filing date of this Annual Report on Form 10-K require adjustment to or disclosure in the Company's Financial Statements. There were no events that require adjustment to or disclosure in the Financial Statements, except as disclosed.

In January 2025, the Illinois Partnership entered into a definitive agreement to acquire a conditional adult-use license in Illinois, subject to regulatory approval. Total cash consideration for this transaction is $1,900, which is due at final closing and is subject to certain closing adjustments. In conjunction with this definitive agreement, the parties entered into certain management services agreements under which, subject to regulatory approval, the Illinois Partnership will provide certain management and advisory services for a set fee. The parties also entered into a working capital loan and security agreement, under which the Illinois Partnership may loan up to $3,650 for the build-out of the associated dispensary, which loan has a five year maturity, if not otherwise settled, bears interest at a rate of 12.5% per annum, and provides for a default interest penalty of an additional 6.0% and a repayment fee of 10.0%. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In January 2025, the Illinois Partnership entered into definitive agreements to acquire an adult-use dispensary and a conditional adult-use license in Illinois, subject to regulatory approval. The parties also entered into certain management services agreements under which the Illinois Partnership will, subject to regulatory approval, provide certain management and advisory services for a set fee. Total cash consideration for these transactions is $5,000, of which $2,500 is payable upon the regulatory approval of the management services agreements and the remainder is due at final closing, subject to certain closing adjustments. The agreements also provide for an earnout payment based on the achievement of certain financial metrics. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In February 2025, the Company entered into a loan agreement pursuant to which the Company may provide up to $2,500 of financing (the "February 2025 NJ Loan Agreement") to a third party ("New Jersey Partnership Two"). Borrowings under the February 2025 NJ Loan Agreement are secured by substantially all of the assets and equity interests of the borrower and borrowings bear interest at a rate of 20% per annum. The February 2025 NJ Loan Agreement provides for customary events of default, contains certain covenants and other restrictions, and provides for a default penalty of an additional 6% interest. Borrowings are due on the tenth anniversary of the February 2025 NJ Loan Agreement. The February 2025 NJ Loan Agreement provides the Company with conversion options to obtain to 100% of the equity interests in the borrower at any time through the maturity date, subject to certain provisions and as may be permitted by applicable regulations. The February 2025 NJ Loan Agreement also provides the Company with certain financial distributions based on the borrower's results of operations. The Company and New Jersey Partnership Two entered into a purchase agreement to acquire an entity that received licensing approvals for operation of an adult-use dispensary, subject to regulatory approval, for $650 of cash consideration. The Company is evaluating the accounting treatment of this transaction to determine if it meets the criteria for consolidation.

In February 2025, pursuant to a loan agreement through which the Company may provide funding (the "February 2025 Loan Agreement"), at its sole discretion to a third party, the third party entered into a definitive agreement through which it anticipates acquiring, subject to certain regulatory approvals and closing conditions, two adult-use dispensaries for total consideration of $7,850, payable in cash and subject to certain closing adjustments including the settlement of a note outstanding. This transaction also provides for an earnout payment, payable in cash, in an amount equal to the lesser of $2,000 or three times the Annual EBITDA (as defined) during the one-year period following closing. The February 2025 Loan Agreement provides the Company with the option to convert the outstanding balance into equity interests of the borrower, up to 100%, as may be permissible by applicable regulations at such time. Borrowings under the February 2025 Loan Agreement bear interest at a rate of 20.0% per annum and are secured by substantially all of the then-current or future assets of the borrower, as applicable. The February 2025 Loan Agreement matures ten years from issuance, but may be extended if not otherwise converted prior to maturity, with borrowings and interest not due until such time. This third party held no assets at the time the agreements were entered into. The Company is evaluating the accounting treatment of these transactions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures.

As of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer evaluated our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

b. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for the preparation and integrity of the consolidated financial statements and representations in this report on Form 10-K. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include some amounts that are based on informed judgments and best estimates and assumptions of management.

In order to assure the consolidated financial statements are prepared in conformance with generally accepted accounting principles, management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). These internal controls are designed only to provide reasonable assurance, on a cost-effective basis, that transactions are carried out in accordance with management's authorizations and assets are safeguarded against loss from unauthorized use or disposition.

Management has completed its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) to conduct the required assessment of the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective based on those criteria.

c. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of the Company's registered independent public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered independent public accounting firm as the Company qualifies as an "emerging growth company" under the Jumpstart Our Business Start-ups Act of 2012.

d. Changes in Internal Control Over Financial Reporting.

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, none of our executive officers or directors adopted or terminated any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

Employment Agreement

On March 10, 2025, the Company and Abner Kurtin entered into an amended and restated employment agreement (the "Kurtin Employment Agreement"), effective March 31, 2025, following expiration of Mr. Kurtin's current employment agreement, dated March 29, 2024.

Pursuant to the Kurtin Employment Agreement, Mr. Kurtin will continue to serve as the Company's Executive Chairman and will receive an annual base salary of $280,000. Mr. Kurtin will not receive any additional compensation for his service as a member of the Board. The Kurtin Employment Agreement provides for a fixed one-year term of employment.

The foregoing description of the Kurtin Employment Agreement is subject to and qualified in its entirety by reference to the full text of the Kurtin Employment Agreement, which is filed as an exhibit to this Annual Report on Form 10-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

We have filed the following documents as part of this Annual Report on Form 10-K:

	Page
1. Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	102
Consolidated Financial Statements:	
Consolidated Balance Sheets	103
Consolidated Statements of Operations	104
Consolidated Statements of Changes in Stockholders' Equity	105
Consolidated Statements of Cash Flows	106
Notes to Consolidated Financial Statements	108
2. Financial Statement Schedules	
Certain schedules have been omitted because the required information is included in the consolidated financial statements and notes thereto or because they are not applicable or not required.	
3. Exhibits	
Exhibit Index	157

EXHIBIT INDEX

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
2.1	Form of Exchange Agreement	S-1	333-254800	2.2	April 23, 2021
3.2	Certificate of Incorporation	S-1	333-254800	3.4	April 23, 2021
3.3	Bylaws	S-1	333-254800	3.5	April 23, 2021
4.1†	Ascend Wellness Holdings, Inc. 2021 Stock Incentive Plan	S-8	333-257780	4.2	July 9, 2021
4.2†	First Amendment to the Ascend Wellness Holdings, Inc. 2021 Stock Incentive Plan	8-K	333-254800	10.1	May 9, 2023
4.3†	Ascend Wellness Holdings, Inc. 2021 Employee Stock Purchase Plan	S-8	333-257780	4.3	July 9, 2021
4.4	Specimen Stock Certificate evidencing the shares of common stock	S-1	333-254800	4.1	April 15, 2021
4.5	Form of Registration Rights Agreement	S-1	333-254800	4.2	April 23, 2021
4.6	Form of Warrant Agreement between Ascend Wellness Holdings, Inc. and each of the several lenders, dated June 30, 2022	10-Q	333-254800	4.5	August 15, 2022
4.7	Indenture dated July 16, 2024 by and between Ascend Wellness Holdings, Inc. and Odyssey Trust Company	8-K	333-254800	4.1	July 22, 2024
4.8#	Guaranty dated July 16, 2024 by and between Chicago Alternative Health Center, LLC, HealthCentral, LLC, MOCA LLC, Revolution Cannabis-Barry, LLC, The Homecoming Group, LLC, Ascend Maryland, LLC, Ascend Mass, LLC, MassGrow, LLC, FPAW Michigan LLC, Ascend New Jersey, LLC, BCCO, LLC, Ohio Cannabis Clinic LLC, and Story of PA CR, LLC (collectively, the "Guarantors")	8-K	333-254800	4.2	July 22, 2024
4.9#	Pledge and Security Agreement dated July 16, 2024 by and between Ascend Wellness Holdings, Inc., and Revolution Cannabis-Barry, LLC, Chicago Alternative Health Center, LLC, MOCA LLC, Healthcentral, LLC, The Homecoming Group, LLC, Ascend Mass, LLC, Massgrow, LLC, FPAW Michigan, LLC, BCCO, LLC, Ohio Cannabis Clinic LLC, Ascend New Jersey, LLC, Story Of PA CR, LLC, Ascend Maryland, LLC, Ascend Mass, Inc., Ascend Illinois Holdings, LLC, Ascend Illinois, LLC, Massgrow, Inc., AWH Pennsylvania, LLC, FPAW Michigan 2, Inc., as the initial grantors (collectively, the "Initial Grantors"), and Odyssey Trust Company	8-K	333-254800	4.3	July 22, 2024
4.10	First Supplemental Indenture dated January 13, 2025 by and between Ascend Wellness Holdings, Inc. and Odyssey Trust Company	8-K	333-254800	4.1	January 14, 2025
10.1	Credit Agreement, dated August 27, 2021, by and among Ascend Wellness Holdings, Inc., group of lenders and Acquiom Agency Services LLC, as administrative agent and collateral agent	8-K	333-254800	10.1	September 1, 2021
10.2	Amendment No. 1 to Credit Agreement, dated April 12, 2024, by and among Ascend Wellness Holdings, Inc., group of lenders, and Acquiom Agency Services LLC, as administrative agent and collateral agent	10-Q	333-254800	10.1	May 8, 2024

10.3*	[Amendment No. 2 to Credit Agreement, dated June 28, 2024, by and among Ascend Wellness Holdings, Inc., group of lenders, and Acquiom Agency Services LLC as administrative agent and collateral agent](#)				
10.4*	[Amendment No. 3 to Credit Agreement , dated January 13, 2025, by and among Ascend Wellness Holdings, Inc., group of lenders, and Acquiom Agency Services LLC as administrative agent and collateral agent](#)				
10.5	[Form of Indemnification Agreement](#)	S-1	333-254800	10.4	April 15, 2021
10.6†#	[Employment Agreement between Ascend Wellness Holdings, Inc. and Abner Kurtin, dated March 29, 2024](#)	10-Q	333-254800	10.2	May 8, 2024
10.7†#	[Employee Separation and Release Agreement between Ascend Wellness Holdings, Inc. and Abner Kurtin, dated March 29, 2024](#)	10-Q	333-254800	10.3	May 8, 2024
10.8†#	[Employment Agreement between Ascend Wellness Holdings, Inc. and Francis Perullo, dated March 26, 2024](#)	10-Q	333-254800	10.4	May 8, 2024
10.9†#	[Employee Separation and Release Agreement between Ascend Wellness Holdings, Inc. and Francis Perullo, dated March 26, 2024](#)	10-Q	333-254800	10.5	May 8, 2024
10.10†#	[Employment Agreement between Ascend Wellness Holdings, Inc. and Samuel Brill, dated as of August 26, 2024](#)	10-Q	333-254800	10.1	November 12, 2024
10.11†#	[Employment Agreement between Ascend Wellness Holdings, Inc. and Francis Perullo, dated as of August 26, 2024](#)	10-Q	333-254800	10.2	November 12, 2024
10.12†#	[Employment Agreement between Ascend Wellness Holdings, Inc. and Roman Nemchenko, dated as of August 26, 2024](#)	10-Q	333-254800	10.3	November 12, 2024
10.13†#*	[Amended and Restated Employment Agreement between Ascend Wellness Holdings, Inc. and Abner Kurtin, dated March 10, 2025](#)				
10.14#	[Investment Agreement among MedMen NY, Inc., MM Enterprises USA, LLC, AWH New York, LLC and Ascend Wellness Holdings, LLC, dated February 25, 2021](#)	S-1	333-254800	10.22	March 29, 2021
10.15#	[Lease between IIP-IL 1, LLC and Ascend Illinois, LLC, dated December 21, 2018](#)	S-1	333-254800	10.11	March 29, 2021
10.16#	[First Amendment to Lease Agreement between IIP-IL 1 LLC and Revolution Cannabis - Barry, LLC, dated September 5, 2019](#)	S-1	333-254800	10.12	March 29, 2021
10.17#	[Second Amendment to Lease Agreement between IIP-IL 1 LLC and Revolution Cannabis - Barry, LLC, dated August 18, 2020](#)	S-1	333-254800	10.13	March 29, 2021
10.18#	[Third Amendment to Lease Agreement between IIP-IL 1 LLC and Revolution Cannabis - Barry, LLC, dated September 15, 2021](#)	10-K	333-254800	10.13	March 11, 2022
10.19#	[Agreement and Plan of Merger among Ascend Wellness Holdings, Inc., AWH Pennsylvania, LLC, Ascend PA Merger Sub, LLC, Story of PA CR, LLC, the Members named therein and KGF PACR HoldCo, LLC, dated April 19, 2022](#)	8-K	333-254800	10.1	April 25, 2022
19*	[Insider Trading Policy](#)				
21.1*	[Subsidiaries of the Registrant](#)				

23.1*	Consent of Independent Registered Accounting Firm (Macias Gini & O'Connell LLP)
31.1*	Certification of Principal Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32‡	Certifications pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———————

*   Filed herewith.

†   Indicates management contract or compensatory plan, contract, or arrangement.

‡   Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing.

\#   Certain schedules and exhibits have been omitted in compliance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASCEND WELLNESS HOLDINGS, INC.

By: /s/ Samuel Brill
_____
Samuel Brill
Chief Executive Officer
(Principal Executive Officer),
and Director
March 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Ascend Wellness Holdings, Inc. and in the capacities and on the dates indicated.

By: /s/ Samuel Brill
_____
Samuel Brill
Chief Executive Officer
(Principal Executive Officer)
and Director
March 13, 2025

/s/ Roman Nemchenko	/s/ Abner Kurtin
Roman Nemchenko	Abner Kurtin
Chief Financial Officer	Executive Chairman, Founder, and
(Principal Financial Officer)	Director
March 13, 2025	March 13, 2025
/s/ Francis Perullo	/s/ Scott Swid
Francis Perullo	Scott Swid
President and Director	Director
March 13, 2025	March 13, 2025
/s/ Joshua Gold	/s/ Julie Francis
Joshua Gold	Julie Francis
Director	Director
March 13, 2025	March 13, 2025
/s/ John Hartmann	
John Hartmann	
Director	
March 13, 2025	

Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act: None.

No annual report to security holders covering the registrant's last fiscal year or proxy material with respect to any meeting of securities holders has been sent to security holders.